Form 10-K, Exhibit 13
period 1993-12-31
KENTUCKY POWER CO
filed 1994-03-28
CIK 55373

MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS


   Net income for 1993 decreased $8.5 million or 32% due mainly to the scheduled maintenance outage of Unit 2 of the Big Sandy Plant.

Operating Revenues Decrease

   The decrease in operating revenues, which was mainly in wholesale revenues, can be analyzed as follows:

                         Increase (Decrease)
(dollars in millions)    From Previous Year
                         Amount      %

Retail:
   Price variance        $(12.3)
   Volume variance          6.0
                           (6.3)    (2.5)
Wholesale:
   Price variance           1.8
   Volume variance        (14.8)
                          (13.0)   (21.1)
Other Operating Revenues    0.3
    Total                $(19.0)    (6.1)

   Wholesale revenues decreased mainly due to a decline in wholesale energy sales to the AEP System Power Pool due to the scheduled maintenance outage of Big Sandy Plant Unit 2 and the availability of an affiliate's two nuclear units after refueling outages in 1992.

   Although retail energy sales increased due to a return to normal weather, retail revenues decreased as lower average fuel costs were passed on to customers.

Operating Expenses Decrease

   The $9.4 million decrease in operating expense can be analyzed as follows:

                          Increase (Decrease)
(dollars in millions)     From Previous Year
                          Amount      %

Operating Expenses:
  Fuel                    $(21.8)   (26.0)
  Purchased Power            3.0      3.3
  Other Operation            3.2      8.9
  Maintenance                6.4     29.0
  Depreciation               0.7      3.2
  Taxes Other Than
      Federal Income Taxes  (0.8)    (9.5)
  Federal Income Taxes      (0.1)    (9.0)
       Total              $ (9.4)    (3.6)

   The Big  Sandy Plant Unit  2 maintenance outage  reduced net   generation,
decreasing fuel expense and increasing purchased power expense. The decline in fuel expense was also attributable to lower coal prices.

   Other operation expense increased mainly due to a change in accounting for postretirement benefits other than pensions from pay-as-you-go to accrual accounting in accordance with a new accounting standard.

   Maintenance expense increased mainly due to the Big Sandy Plant outage and repairs to overhead lines damaged in a June 1993 windstorm.

   The decrease in taxes other than federal income taxes was primarily due to lower state income taxes reflecting a decrease in pre-tax operating income. The decrease in federal income tax expense attributable to operations was primarily due to a decrease in pre-tax operating income offset in part by the recordation in 1992 of favorable accrual adjustments for prior year federal income tax returns.

Interest Expense

   The refinancing of long-term debt at lower interest rates resulted in the reduction in interest expense.

INDEPENDENT AUDITORS' REPORT



To the Shareowner and Board of
 Directors of Kentucky Power Company:

We have audited the accompanying balance sheets of Kentucky Power Company as of December 31, 1993 and 1992, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kentucky Power Company as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 5 in Notes to Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," and its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."





DELOITTE & TOUCHE
Columbus, Ohio

February 22, 1994

STATEMENTS OF INCOME
                                                        Year Ended December 31,
                                                      1993        1992        1991
                                                          (in thousands)
OPERATING REVENUES                                 $294,252    $313,216    $306,832

OPERATING EXPENSES:
 Fuel                                                62,106      83,954      61,635
 Purchased Power                                     94,806      91,787      99,739
 Other Operation                                     38,688      35,529      31,617
 Maintenance                                         28,687      22,231      27,339
 Depreciation and Amortization                       22,275      21,580      21,008
 Taxes Other Than Federal Income Taxes                7,504       8,289       9,124
 Federal Income Taxes                                 1,450       1,594       6,055
     TOTAL OPERATING EXPENSES                       255,516     264,964     256,517

OPERATING INCOME                                     38,736      48,252      50,315

NONOPERATING INCOME                                      59         221         139

INCOME BEFORE INTEREST CHARGES                       38,795      48,473      50,454

INTEREST CHARGES                                     20,764      21,936      21,989

NET INCOME                                         $ 18,031    $ 26,537    $ 28,465



STATEMENTS OF RETAINED EARNINGS
                                                        Year Ended December 31,
                                                      1993        1992        1991
                                                          (in thousands)
RETAINED EARNINGS JANUARY 1                         $89,957     $84,771     $76,769

NET INCOME                                           18,031      26,537      28,465

CASH DIVIDENDS DECLARED                              22,692      21,351      20,463

RETAINED EARNINGS DECEMBER 31                       $85,296     $89,957     $84,771

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS
                                                           Year Ended December 31,
                                                      1993        1992        1991
                                                               (in thousands)
OPERATING ACTIVITIES:
 Net Income                                        $ 18,031    $ 26,537    $ 28,465
 Adjustments for Noncash Items:
   Depreciation and Amortization                     22,358      21,667      21,085
   Deferred Federal Income Taxes                       (224)     (3,140)     (1,213)
   Deferred Investment Tax Credits                   (1,528)     (1,331)     (1,550)
 Changes in Certain Current
   Assets and Liabilities:
     Accounts Receivable (net)                       (1,953)        556      (1,182)
     Fuel, Materials and Supplies                       449       8,857       3,710
     Accrued Utility Revenues                         2,228      (1,966)     (3,760)
     Accounts Payable                                 2,000        (736)     (7,069)
 Other (net)                                         (4,408)      3,287      (3,209)
     Net Cash Flows From Operating Activities        36,953      53,731      35,277

INVESTING ACTIVITIES:
 Construction Expenditures                          (35,247)    (31,683)    (29,191)
 Proceeds from Sales of Property                      1,294       1,567        -
     Net Cash Flows Used For Investing Activities   (33,953)    (30,116)    (29,191)

FINANCING ACTIVITIES:
 Issuance of Long-term Debt                          84,115      34,527      59,343
 Retirement of Long-term Debt                       (85,885)    (35,000)    (40,000)
 Change in Short-term Debt (net)                     21,250      (1,600)     (6,875)
 Dividends Paid                                     (22,692)    (21,351)    (20,463)
     Net Cash Flows Used For Financing Activities    (3,212)    (23,424)     (7,995)

Net Increase (Decrease) in Cash
  and Cash Equivalents                                 (212)        191      (1,909)
Cash and Cash Equivalents January 1                   1,070         879       2,788
Cash and Cash Equivalents December 31              $    858    $  1,070    $    879



See Notes to Financial Statements.

BALANCE SHEETS
                                                                   December 31,
                                                                  1993        1992
                                                                   (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
 Production                                                    $211,617    $205,771
 Transmission                                                   249,966     243,002
 Distribution                                                   281,834     267,280
 General                                                         54,637      54,397
 Construction Work in Progress                                    9,374      10,406
        Total Electric Utility Plant                            807,428     780,856
  Accumulated Depreciation and Amortization                     248,673     238,342
        NET ELECTRIC UTILITY PLANT                              558,755     542,514


OTHER PROPERTY AND INVESTMENTS                                    6,763       8,020


CURRENT ASSETS:
 Cash and Cash Equivalents                                          858       1,070
 Accounts Receivable:
     Customers                                                   18,385      18,218
     Affiliated Companies                                         4,183       3,232
     Miscellaneous                                                1,778         983
     Allowance for Uncollectible Accounts                          (208)       (248)
 Fuel - at average cost                                           8,405       8,786
 Materials and Supplies - at average cost                         8,804       8,872
 Accrued Utility Revenues                                        10,476      12,704
 Prepayments                                                      1,367       1,351
        TOTAL CURRENT ASSETS                                     54,048      54,968


REGULATORY ASSETS:
 Amounts Due From Customers For Future Federal Income Taxes      37,910        -
 Other                                                           12,903      11,198
        TOTAL REGULATORY ASSETS                                  50,813      11,198

           TOTAL                                               $670,379    $616,700



See Notes to Financial Statements.

                                                                   December 31,
                                                                  1993        1992
                                                                 (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
 Common Stock - Par Value $50:
    Authorized - 2,000,000 Shares
    Outstanding - 1,009,000 Shares                              $ 50,450    $ 50,450
 Paid-in Capital                                                  58,750      58,750
 Retained Earnings                                                85,296      89,957
         Total Common Shareowner's Equity                        194,496     199,157
 Long-term Debt                                                  253,495     199,097
         TOTAL CAPITALIZATION                                    447,991     398,254

OTHER NONCURRENT LIABILITIES                                       7,678       6,431

CURRENT LIABILITIES:
 Long-term Debt Due Within One Year                                 -         55,000
 Short-term Debt                                                  38,150      16,900
 Accounts Payable:
     General                                                      10,392       9,330
     Affiliated Companies                                          8,064       7,126
 Customer Deposits                                                 4,621       4,928
 Taxes Accrued                                                     6,767       8,483
 Interest Accrued                                                  5,905       4,383
 Other                                                             8,186       9,689

         TOTAL CURRENT LIABILITIES                                82,085     115,839

DEFERRED FEDERAL INCOME TAXES                                    108,966      71,280

DEFERRED INVESTMENT TAX CREDITS                                   16,454      17,696

DEFERRED CREDITS                                                   7,205       7,200

COMMITMENTS AND CONTINGENCIES (Note 2)

                    TOTAL                                       $670,379    $616,700

NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Kentucky Power Company (the Company or KEPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. KEPCo is engaged in the generation, purchase, transmission and distribution of electric power in eastern Kentucky. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, KEPCo's facilities are operated in conjunction with the facilities of certain other AEP Co., Inc. owned utilities as an integrated utility system.

Regulation

   As a member of the AEP System KEPCo is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are approved by the Kentucky Public Service Commission (KPSC). The Federal Energy Regulatory Commission
(FERC) regulates wholesale rates.

Basis of Accounting

   As a rate-regulated entity, KEPCo's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS 71), regulatory assets and liabilities are recorded to defer expenses or revenues reflecting such rate-making differences.

Utility Plant

   Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant accounts and associated removal costs, net of salvage, are deducted from accumulated depreciation.

   The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction
(AFUDC)

   AFUDC is a noncash income item that is recovered over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 4% in 1993, and 8% in both 1992 and 1991. The amounts of AFUDC accrued were $265,000 in 1993, $411,000 in 1992 and $360,000 in 1991.

Depreciation and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of property and is calculated largely through the use of composite rates by functional class (i.e., production, transmission, distribution, etc.). Amounts to be used for demolition of plant are recovered through depreciation charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include an accrual for electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Cost

   Changes in retail jurisdictional fuel costs are deferred until reflected in billings to customers in later months through a fuel adjustment mechanism. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

   Effective January 1, 1993, the Company adopted the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under this standard deferred federal income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. In prior years deferred federal income taxes were provided for timing differences between book and taxable income except where flow-through accounting for certain differences was reflected in rates. Flow-through accounting is a method whereby federal income tax expense for a particular item is the same for accounting and rate-making as in the federal income tax return. As a result of the adoption of SFAS 109, significant additional deferred tax liabilities were recorded for items afforded flow-through treatment in rates. In accordance with SFAS 71, significant corresponding regulatory assets were also recorded to reflect the future recovery of additional taxes due when the temporary differences reverse. As a result of this change in accounting effective January 1, 1993, deferred federal income tax liabilities and regulatory assets increased by $26.8 million and there was no effect on net income.

   Investment tax credits utilized in prior years' federal income tax returns were deferred and are being amortized over the life of the related plant investment in accordance with rate-making treatment.

Debt

   Gains and losses  on reacquired debt are  deferred and amortized  over the
term of  the reacquired debt.   If the  debt is refinanced  the reacquisition
costs are deferred and amortized over the term of the replacement debt.

   Debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

Other Property and Investments

   Other property and investments are generally stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.


2. COMMITMENTS AND CONTINGENCIES:

Construction

   Construction expenditures for the years 1994-1996 are estimated at $153 million and, in connection therewith, certain commitments have been made.

Fuel Supply

   Long-term fuel supply contracts generally contain clauses that provide for periodic price adjustments. The contracts are for various terms, the longest of which extends to the year 2001 and contain various clauses that would release KEPCo from its obligation under certain force majeure conditions. The fuel adjustment mechanism generally provides for recovery of changes in the cost of fuel.

Environmental Matters - Clean Air

   The Clean Air Act Amendments of 1990 require, among other things, significant reductions in sulfur dioxide and nitrogen oxides emitted from various existing AEP System generating plants. The law established a deadline of 1995 for Phase I reductions and 2000 for Phase II reductions as well as a permanent nationwide cap on sulfur dioxide emissions after 1999. The Big Sandy Plant is not affected by Phase I emissions requirements; however, a portion of the costs of Phase I compliance for the AEP System will be incurred through the AEP System Power Pool (which is described in Note 4). The compliance plan for the AEP System's generating units affected by Phase I includes installation of flue gas desulfurization systems (scrubbers) at the two unit 2,600-mw Gavin Plant owned by an affiliate, Ohio Power Company and fuel switching at several other affected affiliated plants. Additional costs will be incurred to comply with Phase II requirements at the Big Sandy Plant and those of affiliated Power Pool members. If KEPCo is unable to recover its share of the AEP System costs of compliance, it would have an adverse impact on results of operations.

Other Environmental Matters

   KEPCo is subject to regulation by federal, state and local authorities with respect to air and water quality and other environmental matters.

   The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the Big Sandy Plant and transmission/distribution facilities. Substantial costs to store and dispose of hazardous and non-hazardous materials have been incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regula-tions, if enacted and to clean up existing disposal sites under existing legislation. Management has no knowledge of any material unrecorded cleanup costs.

Litigation

 KEPCo is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.


3. DIVIDEND RESTRICTIONS:

   Mortgage indentures place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1993, approximately $34.2 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.


4. RELATED-PARTY TRANSACTIONS:

  KEPCo has a Unit Power Agreement with AEP Generating Company (AEGCo), which expires in 1999, to purchase 15% of the total output of the two unit 2,600-mw capacity Rockport Plant. Under the Unit Power Agreement there is a demand charge for the right to receive the power, which is payable even if the power is not taken. The amount of the demand charge is such that when added to other amounts received by AEGCo, it will enable AEGCo to recover all its operating and other expenses including a FERC-approved rate of return on common equity. Purchases from AEGCo totaled $66.6 million in 1993, $71.6 million in 1992 and $72 million in 1991. AEGCo is an affiliated company that is not a member of the AEP System Power Pool (Power Pool).

  Benefits and costs of the System's generating plants are shared by members of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's generating reserves among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

  Operating revenues include $27.3 million in 1993, $43.9 million in 1992 and $28.9 million in 1991 for supplying energy to the Power Pool.

 Charges for Power Pool capacity and energy were included in purchased power expense as follows:

                          Year Ended December 31,
                         1993      1992      1991
                              (in thousands)

Capacity Charge       $ 5,490   $ 6,250   $   964
Energy Charge          20,870    11,630    22,225
     Total            $26,360   $17,880   $23,189

  Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share was included in operating revenues in the amount of $19.9 million in 1993, $16.3 million in 1992 and $21.7 million in 1991.

  In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $1.8 million in 1993, $2.3 million in 1992 and $4.6 million in 1991. Revenues from these transactions are included in the above Power Pool wholesale sales.

  AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investment in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operating expense includes credits of $3.8 million, $4.2 million and $5.7 million for transmission services in 1993, 1992 and 1991, respectively.

  American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are determined by AEPSC on a direct-charge basis to the extent practicable, and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are expensed or capitalized depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


5. BENEFIT PLANS:

   KEPCo participates in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligi-bility requirements. Benefits are based on service years and compensation levels. Effective January 1, 1992 employees may retire without reduction of benefits at age 62 and with reduced benefits as early as age 55. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by law.

   Net pension costs for the years ended December 31, 1993, 1992 and 1991 were $989,000, $1,180,000 and $477,000, respectively.

   An employee savings plan is offered which allows participants to contribute up to 16% of their salaries into three investment alternatives, including AEP Co., Inc. common stock. The Company contributes an amount equal to one-half of the first 6% of the employees' contribution. The Company's contribution is invested in AEP Co., Inc. common stock and totaled $658,000 in 1993, $657,000 in 1992 and $615,000 in 1991.

   Certain other benefits are provided for retired employees under an AEP System other postretirement benefit plan. Substantially all employees are eligible for health care and life insurance benefits if they have at least 10 service years and, effective January 1, 1992, are age 55 at retirement. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled, $373,000 and $380,000 in 1992 and 1991, respectively.

   SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993. SFAS 106 requires accrual of the present value liability for the cost of postretirement benefits other than pensions (OPEB) during the employee's service years. Prior service costs are being recognized as a transition obligation over 20 years in accordance with SFAS 106. OPEB costs are based on actuarially-determined stand alone costs for each System company. The funding policy is to contribute incremental amounts recovered through rates and cash generated by the corporate owned life insurance (COLI) program. The annual accrued costs for 1993 required by SFAS 106 for employees and retirees, which include the recognition of one-twentieth of the prior service transition obligation, was $2.4 million.

   To reduce the impact of adopting SFAS 106, management took several measures. First, a Voluntary Employees Beneficiary Association (VEBA) trust fund for OPEB benefits was established. A $760,000 advance contribution was made in 1990, the maximum amount deductible for federal income tax purposes. In 1993, a $1.7 million contribution was made to the VEBA trust fund. In addition, to help fund and reduce the future costs of OPEB benefits, a program of COLI was implemented. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, as other property and investments. In 1999 the premium will be fully paid and the cash generated by the policies should increase significantly.


6.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The carrying amount of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximates fair value because of the short-term maturities of these instruments. At December 31, 1993 and 1992 the fair value of long-term debt was $267 million and $261 million, respectively, and are based on quoted market prices for the same or similar issues and the current interest rates offered for debt of the same remaining maturities.

7. SUPPLEMENTARY INFORMATION:

                                  Year Ended December 31,
                                 1993       1992      1991
                                      (in thousands)
Taxes Other Than Federal
  Income Taxes Include:
   Real and Personal Property   $4,367     $4,120    $4,479
    State Income                 1,061      1,900     2,422
    Payroll                      1,875      1,870     1,813
    Other                          201        399       410
      Total                     $7,504     $8,289    $9,124

Cash was paid for:
  Interest (net of
    capitalized amounts)       $19,065    $21,168   $20,830
  Income Taxes                 $ 3,149    $ 7,616   $13,793

8.  FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                                                           Year Ended December 31,
                                                                    1993          1992           1991
                                                                               (in thousands)
Charged (Credited) to Operating Expenses (net):
 Current                                                          $ 3,143       $ 5,969        $ 8,556
 Deferred                                                            (424)       (3,227)        (1,213)
 Deferred Investment Tax Credits                                   (1,269)       (1,148)        (1,288)
   Total                                                            1,450         1,594          6,055
Charged (Credited) to Nonoperating Income (net):
 Current                                                              229           (33)          (131)
 Deferred                                                             200            87            -
 Deferred Investment Tax Credits                                     (259)         (183)          (262)
   Total                                                              170          (129)          (393)
Total Federal Income Taxes as Reported                            $ 1,620       $ 1,465        $ 5,662


  The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.
                                                                           Year Ended December 31,
                                                                    1993          1992           1991
                                                                               (in thousands)
Net Income                                                        $18,031       $26,537        $28,465
Federal Income Taxes                                                1,620         1,465          5,662
Pre-tax Book Income                                               $19,651       $28,002        $34,127

Federal Income Taxes on Pre-tax Book Income at Statutory Rate
  (35% in 1993, 34% in 1992 and 1991)                             $ 6,878       $ 9,521        $11,603
Increase (Decrease) in Federal Income Taxes
Resulting From the Following Items:
   Depreciation                                                      (491)       (1,084)           (29)
   Removal Costs                                                     (979)         (951)          (885)
   Amortization of Deferred Federal Income Tax
     in Excess of the Statutory Tax Rate                           (1,355)       (1,355)        (1,016)
   Allowance For Funds Used During Construction                      (396)         (441)          (453)
   Percentage Repair Allowance                                       (410)         (361)          (376)
   Investment Tax Credits (net)                                    (1,528)       (1,492)        (1,550)
   Other                                                              (99)       (2,372)        (1,632)
Total Federal Income Taxes as Reported                            $ 1,620       $ 1,465        $ 5,662

Effective Federal Income Tax Rate                                    8.2%          5.2%          16.6%

The following are the principal components of federal income taxes as reported:
                                                                           Year Ended December 31,
                                                                    1993          1992           1991
                                                                               (in thousands)
Current:
 Federal Income Taxes                                             $ 3,372       $ 6,097        $ 8,425
 Investment Tax Credits                                              -             (161)          -
Total Current Federal Income Taxes                                  3,372         5,936          8,425

Deferred:
 Deferred Fuel Costs                                                 (130)         (388)           649
 Amortization of Deferred Federal Income
  Tax in Excess of the Statutory Tax Rate                          (1,355)       (1,355)        (1,016)
 Depreciation                                                       1,395          (357)            42
 Allowance For Funds Used During Construction                        (474)         (433)          (447)
 Percentage Repair Allowance                                        1,063            67            (17)
 Property Tax Adjustments                                            (469)           67            109
 Accrued Pension Expense                                             (346)          (21)           (72)
 Other                                                                 92          (720)          (461)
Total Deferred Federal Income Taxes                                  (224)       (3,140)        (1,213)
Total Deferred Investment Tax Credits                              (1,528)       (1,331)        (1,550)
Total Federal Income Taxes as Reported                            $ 1,620       $ 1,465        $ 5,662

  KEPCo joins  in the filing of a consolidated federal income tax return with its affiliates in the AEP System.  The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with
SEC rules  under the  1935 Act.   These  rules permit  the allocation  of the
benefit  of current  tax losses  and investment  tax credits utilized  to the
System  companies  giving  rise to  them  in  determining  their current  tax
expense.    The tax  loss of  the  System parent  company, AEP  Co.,  Inc. is allocated to its subsidiaries with taxable income.  With the exception of the loss of the parent company, the method of  allocation approximates a separate return result for each company in the consolidated group.
   The AEP System settled with the Internal Revenue Service  (IRS) all issues from the  audits of the consolidated federal income tax returns for the years prior to 1988.  Returns for 1988 through 1990 are presently being  audited by the  IRS.  In the opinion  of management, the final  settlement of open years will not have a material effect on results of operations.
   The  net deferred tax  liability of $109  million at December  31, 1993 is composed  of deferred tax assets of $23  million and deferred tax liabilities
of  $132 million.   The significant temporary differences  giving rise to the
net deferred tax liability are:
                                    Deferred Tax Asset
                                        (Liability)
                                       (in thousands)

  Property Related Temporary Differences  $ (97,751)
  Amounts Due From Customers
    For Future Federal Income Taxes         (13,269)
  All Other (net)                             2,054
    Total Net Deferred Tax Liability      $(108,966)

9. LONG-TERM DEBT AND LINES OF CREDIT:

 Long-term debt was outstanding as follows:
                                        December 31,
                                   1993           1992
                                       (in thousands)
First Mortgage Bonds:
  5 1/8% due January 1, 1996      $ 29,436      $ 29,436
  7.20%  due December 1, 1999       35,000        35,000
  8.95%  due May 10, 2001           20,000        20,000
  8.90%  due May 21, 2001           40,000        40,000
  7 7/8% due September 1, 2002      45,000        45,000
  6.65%  due May 1, 2003            15,000          -
  6.70%  due June 1, 2003           15,000          -
  6.70%  due July 1, 2003           15,000          -
  8 7/8% due November 1, 2006         -           30,000
  7.90%  due June 1, 2023           15,000          -
  7.90%  due June 1, 2023           25,000          -
  Unamortized Premium
    (Discount) net                    (941)         (339)
                                   253,495       199,097
Notes Payable to Banks -
 Term Loan Agreements:
  8.95% due May 17, 1993              -           30,000
  9.54% due June 10, 1993             -           25,000
                                      -           55,000
                                      -          254,097
Less Portion Due Within
  One Year                            -           55,000
    Total                         $253,495      $199,097

   Certain first mortgage bond indentures contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with a trustee or, in lieu thereof, certification of unfunded property additions.

   At December 31, 1993 long-term debt, excluding premium and discount, is payable as follows:

                                             Principal Amount
                                               (in thousands)
  1994                                           $   -
  1995                                               -
  1996                                             29,436
  1997                                               -
  1998                                               -
  Later Years                                     225,000
      Total                                      $254,436

   Short-term  debt borrowings are limited  by provisions of  the 1935 Act to
$100 million.  Lines of credit are shared with AEP System companies and at
December 31, 1993 and 1992 were available in the amounts of $511 million and
$504 million,  respectively.  Commitment fees  of approximately 3/16  of 1% a
year are paid  to the banks  to maintain  the lines of  credit.   Outstanding
short-term  debt   consisted  of  $26.3 million  of  notes payable  and $11.9 million of  commercial paper at December  31, 1993 and $5.4  million of notes payable and $11.5 million of commercial paper at December 31, 1992.

   A constructive  marketing program enables residential  customers to borrow from  area banks to purchase  energy efficient electrical  equipment, such as
heat  pumps.   KEPCo  guarantees loan  principal  plus interest.  The loans totaled $9.4  million at December 31,  1993 and $8.7 million  at December 31,
1992.

