Form 10-K405, Exhibit 13
period 1994-12-31
KENTUCKY POWER CO
filed 1995-03-28
CIK 55373

MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS


   Net income for 1994 increased $7.2 million or 40.2% due mainly to unseasonably severe weather in the first half of 1994 and reduced AEP System Power Pool (Power Pool) capacity charges, resulting from a reduction in the relative peak demand allocation ratio. Capacity costs are allocated to Power Pool members based on their relative peak demands. A decrease in the Company's prior twelve month peak demand relative to the total peak demand of all Power Pool members caused capacity charges from the Power Pool to decrease. The favorable effects on net income of the weather and reduced capacity charges were partially offset by increased maintenance expense as a result of severe ice storms in the first quarter and an increase in scheduled steam plant maintenance.

Operating Revenues Increase

     The increase in operating revenues can be analyzed as follows:
                                        Increase From
(dollars in millions)                   Previous Year
                                    Amount           %
Retail:
  Price variance . . . . . . . . .  $ 0.5
  Volume variance. . . . . . . . .    7.2
                                      7.7           3.2
Wholesale:
  Price variance . . . . . . . . .    2.4
  Volume variance. . . . . . . . .    3.0
                                      5.4          11.1
Other Operating Revenues . . . . .    0.1
  Total. . . . . . . . . . . . . .  $13.2           4.5

   The increase in operating revenues was due to increased energy sales to retail and wholesale customers reflecting the severe weather, increased availability of the Company's generating units and a new wholesale power supply agreement. The increase in energy sales to retail customers reflects the effects of the weather on residential and commercial customers.
Wholesale energy sales increased due mainly to supplying additional energy to the Power Pool as a result of the increased availability of Big Sandy Unit 2 during the second quarter and a new agreement with a wholesale customer to supply its full energy requirements beginning in 1994. Previously the Company provided only a back-up power supply to this wholesale customer. Although the 800 megawatt Big Sandy Unit 2 was out of service for scheduled maintenance in both 1994 and 1993, the 1994 outage occurred during the fall when energy demand was reduced by mild weather in contrast to the 1993 outage that took place during spring and early summer when energy needs were greater.

Operating Expenses Increase

     The significant changes in operating expenses that resulted in a $5.8 million increase in total operating expense were:

                                          Increase From
(dollars in millions)                     Previous Year
                                      Amount           %

Maintenance . . . . . . . . . . . . .   $3.3         11.4
Federal Income Taxes. . . . . . . . .    1.2         82.1

     Maintenance expense increased due to repairs to distribution facilities damaged by severe ice storms in January and February of 1994 and scheduled boiler inspections and repairs at the Big Sandy Plant. In 1994 both units at the Big Sandy Plant underwent planned boiler inspections and repairs whereas in 1993 maintenance was performed only on Unit 2.

     The increase in federal income taxes was primarily due to increased pre-tax operating income offset in part by adjustments associated with the audit of prior years' tax returns.

INDEPENDENT AUDITORS' REPORT




To the Shareowner and Board of
Directors of Kentucky Power Company:

We have audited the accompanying balance sheets of Kentucky Power Company as of December 31, 1994 and 1993, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kentucky Power Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP
Columbus, Ohio

February 21, 1995

STATEMENTS OF INCOME

                                                          Year Ended December 31,
                                                      1994       1993         1992
                                                            (in thousands)
OPERATING REVENUES                                 $307,443   $294,252     $313,216

OPERATING EXPENSES:
 Fuel                                                62,072     62,106       83,954
 Purchased Power                                     94,565     94,806       91,787
 Other Operation                                     39,237     38,688       35,529
 Maintenance                                         31,967     28,687       22,231
 Depreciation and Amortization                       23,047     22,275       21,580
 Taxes Other Than Federal Income Taxes                7,825      7,504        8,289
 Federal Income Taxes                                 2,641      1,450        1,594
     TOTAL OPERATING EXPENSES                       261,354    255,516      264,964

OPERATING INCOME                                     46,089     38,736       48,252

NONOPERATING INCOME (LOSS)                             (102)        59          221

INCOME BEFORE INTEREST CHARGES                       45,987     38,795       48,473

INTEREST CHARGES                                     20,714     20,764       21,936

NET INCOME                                         $ 25,273   $ 18,031     $ 26,537



STATEMENTS OF RETAINED EARNINGS
                                                         Year Ended December 31,
                                                      1994       1993         1992
                                                             (in thousands)
RETAINED EARNINGS JANUARY 1                         $85,296    $89,957      $84,771

NET INCOME                                           25,273     18,031       26,537

CASH DIVIDENDS DECLARED                              21,396     22,692       21,351

RETAINED EARNINGS DECEMBER 31                       $89,173    $85,296      $89,957

See Notes to Financial Statements.

BALANCE SHEETS
                                                                    December 31,
                                                                 1994         1993
                                                                   (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
 Production                                                   $224,365     $211,617
 Transmission                                                  258,178      249,966
 Distribution                                                  297,754      281,834
 General                                                        56,613       54,637
 Construction Work in Progress                                  15,002        9,374
        Total Electric Utility Plant                           851,912      807,428
  Accumulated Depreciation and Amortization                    259,984      248,673
        NET ELECTRIC UTILITY PLANT                             591,928      558,755


OTHER PROPERTY AND INVESTMENTS                                   6,533        6,763


CURRENT ASSETS:
 Cash and Cash Equivalents                                         879          858
 Accounts Receivable:
     Customers                                                  19,144       18,385
     Affiliated Companies                                          514        4,183
     Miscellaneous                                               2,048        1,778
     Allowance for Uncollectible Accounts                         (260)        (208)
 Fuel - at average cost                                         11,735        8,405
 Materials and Supplies - at average cost                        9,615        8,804
 Accrued Utility Revenues                                        9,128       10,476
 Prepayments                                                     1,476        1,367
        TOTAL CURRENT ASSETS                                    54,279       54,048


REGULATORY ASSETS                                               50,519       40,947

DEFERRED CHARGES                                                11,049        9,866

           TOTAL                                              $714,308     $670,379



See Notes to Financial Statements.

                                                                    December 31,
                                                                 1994         1993
                                                                    (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
 Common Stock - Par Value $50:
    Authorized - 2,000,000 Shares
    Outstanding - 1,009,000 Shares                             $ 50,450     $ 50,450
 Paid-in Capital                                                 68,750       58,750
 Retained Earnings                                               89,173       85,296
         Total Common Shareowner's Equity                       208,373      194,496
 Long-term Debt                                                 253,583      253,495
         TOTAL CAPITALIZATION                                   461,956      447,991


OTHER NONCURRENT LIABILITIES                                     11,449        7,678

CURRENT LIABILITIES:
 Short-term Debt                                                 55,150       38,150
 Accounts Payable - General                                      11,119       10,392
 Accounts Payable - Affiliated Companies                          8,301        8,064
 Customer Deposits                                                4,297        4,621
 Taxes Accrued                                                    6,256        6,767
 Interest Accrued                                                 5,794        5,905
 Other                                                           14,467        8,186

         TOTAL CURRENT LIABILITIES                              105,384       82,085

DEFERRED FEDERAL INCOME TAXES                                   115,003      108,966

DEFERRED INVESTMENT TAX CREDITS                                  15,288       16,454

DEFERRED CREDITS                                                  5,228        7,205

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                      $714,308     $670,379

STATEMENTS OF CASH FLOWS
                                                        Year Ended December 31,
                                                      1994       1993         1992
                                                            (in thousands)
OPERATING ACTIVITIES:
 Net Income                                        $ 25,273   $ 18,031     $ 26,537
 Adjustments for Noncash Items:
   Depreciation and Amortization                     23,124     22,358       21,667
   Deferred Federal Income Taxes                     (1,239)      (224)      (3,140)
   Deferred Investment Tax Credits                   (1,453)    (1,528)      (1,331)
 Changes in Certain Current Assets
   and Liabilities:
     Accounts Receivable (net)                        2,692     (1,953)         556
     Fuel, Materials and Supplies                    (4,141)       449        8,857
     Accrued Utility Revenues                         1,348      2,228       (1,966)
     Accounts Payable                                   964      2,000         (736)
 Other (net)                                           (247)    (4,408)       3,287
      Net Cash Flows From
       Operating Activities                          46,321     36,953       53,731

INVESTING ACTIVITIES:
 Construction Expenditures                          (53,119)   (35,247)     (31,683)
 Proceeds from Sales of Property                      1,215      1,294        1,567
      Net Cash Flows Used For
        Investing Activities                        (51,904)   (33,953)     (30,116)

FINANCING ACTIVITIES:
 Capital Contributions from
   Parent Company                                    10,000       -            -
 Issuance of Long-term Debt                            -        84,115       34,527
 Retirement of Long-term Debt                          -       (85,885)     (35,000)
 Change in Short-term Debt (net)                     17,000     21,250       (1,600)
 Dividends Paid                                     (21,396)   (22,692)     (21,351)
      Net Cash Flows From (Used For)
         Financing Activities                         5,604     (3,212)     (23,424)

Net Increase (Decrease) in
 Cash and Cash Equivalents                               21       (212)         191
Cash and Cash Equivalents January 1                     858      1,070          879
Cash and Cash Equivalents December 31              $    879   $    858     $  1,070


See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Kentucky Power Company (the Company or KPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. KPCo is engaged in the generation, purchase, transmission and distribution of electric power in eastern Kentucky. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, KPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

Regulation

   As a member of the AEP System KPCo is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Kentucky Public Service Commission (KPSC). The Federal Energy Regulatory Commission
(FERC) regulates wholesale rates.

Basis of Accounting

   As a cost-based rate-regulated entity, KPCo's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded and represent regulator approved deferred expenses and revenues, respectively, resulting from the rate-making process. Such deferrals are amortized commensurate with their inclusion in rates (revenues).

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

Allowance for Funds Used During Construction
(AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 4.5% in 1994, 4% in 1993 and 8% in 1992. The amounts of AFUDC accrued were $482,000 in 1994, $265,000 in 1993 and $411,000 in 1992.

Depreciation and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of property and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                              Composite
of Property                                   Annual Rates

Production                                        3.8%
Transmission                                      1.7%
Distribution                                      3.5%
General                                           2.5%

   Amounts to be used for removal of plant are recovered through depreciation charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues

   Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Cost

   Changes in retail jurisdictional fuel costs are deferred until reflected in billings to customers in later months through a fuel adjustment mechanism. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, regulatory assets and liabilities are recorded in accordance with SFAS 71.

Investment Tax Credits

   Based on directives of regulatory commissions, the Company reflected investment tax credits in rates on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment. The Company's policy with regard to investment tax credits for non-utility property was to practice the flow-through method of accounting.

Debt

   Gains and losses on reacquired debt are deferred and amortized over the term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

   Debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

Other Property and Investments

   Other property and investments are stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.

2. EFFECTS OF REGULATION:

  The financial statements include assets and liabilities recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. The assets are expected to be recovered in future periods through the rate-making process and the liabilities are expected to reduce future rate recoveries. The Company's regulatory assets and liabilities are comprised of the following:

                                            December 31,
                                           1994       1993
Regulatory Assets:
  Amounts Due From Customers for
   Future Federal Income Taxes           $45,186    $37,910
  Other                                    5,333      3,037

  Total Regulatory Assets                $50,519    $40,947

Regulatory Liabilities:
  Deferred Investment Tax Credits        $15,288    $16,454
  Other Regulatory Liabilities*              352      1,212

  Total Regulatory Liabilities           $15,640    $17,666

* Included in Deferred Credits on the Balance Sheets.

3. COMMITMENTS AND CONTINGENCIES:

Construction

   Construction expenditures for the years 1995-1997 are estimated at $162 million and, in connection therewith, certain commitments have been made.

Fuel Supply

   Long-term fuel supply contracts generally contain clauses that provide for periodic price adjustments. The contracts are for various terms, the longest of which extends to the year 2001 and contain various clauses that would release the Company from its obligation under certain force majeure conditions. The fuel adjustment mechanism generally provides for recovery of changes in the cost of fuel.

Environmental Matters - Clean Air

   The Clean Air Act Amendments of 1990 require, among other things, significant reductions in sulfur dioxide and nitrogen oxide emissions from various AEP System generating plants. The first phase of reduction in sulfur dioxide emissions (Phase I) began in 1995 and the second, more restrictive phase (Phase II) begins in the year 2000. The law also established a permanent nationwide cap on sulfur dioxide emissions after 1999. The Big Sandy Plant is not affected by Phase I emissions requirements; however, a portion of the costs of Phase I compliance of other AEP affiliates will be incurred through the AEP System Power Pool (which is described in Note 5). The compliance plan for the AEP System's generating units affected by Phase I included installation of flue gas desulfurization systems (scrubbers) at the two unit 2,600-mw Gavin Plant owned by an affiliate, Ohio Power Company and switching from high-sulfur coal to an alternate fuel at other affiliated units. Additional costs will be incurred to comply with Phase II requirements at the Big Sandy Plant and those of affiliated Power Pool members. If KPCo is unable to recover its share of the AEP System compliance costs, it would have an adverse impact on results of operations.

Other Environmental Matters

   KPCo is subject to regulation by federal, state and local authorities with respect to air and water quality and other environmental matters. The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the Big Sandy Plant and transmission/distribution facilities. Substantial costs to store and dispose of hazardous materials have been incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations and to clean up disposal sites under existing legislation. Management has no knowledge of any material clean up costs related to the Company's past disposal of hazardous and non-hazardous materials.

Loan Guarantees

   A constructive marketing program enables residential customers to borrow from area banks to purchase energy efficient electrical equipment, such as heat pumps. KPCo guarantees loan principal plus interest. The guaranteed amounts totaled $8.9 million at December 31, 1994.

Litigation

    KPCo is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.


4. COMMON SHAREOWNER'S EQUITY:

   The Company received from AEP Co., Inc. a cash capital contribution of $10 million in 1994 which was credited to paid-in capital. There were no other transactions affecting common stock and paid-in capital accounts in 1994, 1993 and 1992.

   Mortgage indentures place various restrictions on the use of retained earnings for the payment of cash dividends on common stock. At December 31, 1994, $34.2 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.


5. RELATED-PARTY TRANSACTIONS:

  KPCo has a Unit Power Agreement with AEP Generating Company (AEGCo) an affiliated company, which expires in 1999. The agreement provides for the Company to purchase 15% of the total output of the two unit 2,600-mw capacity Rockport Plant. Under the Unit Power Agreement there is a demand charge for the right to receive the power, which is payable even if the power is not taken. The amount of the demand charge is such that when added to other amounts received by AEGCo, it will enable AEGCo to recover all its fixed expenses including a FERC-approved rate of return on common equity.

   Demand charges and energy purchases under the Unit Power Agreement were included in purchased power expense as follows:

                             Year Ended December 31,
                            1994       1993       1992
                                  (in thousands)

Demand Charge             $40,587    $41,995    $41,017
Energy Charge              28,711     24,626     30,588
     Total                $69,298    $66,621    $71,605

  Benefits and costs of the System's generating plants are shared by members of the AEP System Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's generating reserves among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

  Operating revenues include $31.6 million in 1994, $27.3 million in 1993 and $43.9 million in 1992 for supplying energy to the Power Pool.

    Charges for Power Pool capacity, which is a charge for the right to receive power and payable even if the power is not taken, and energy were included in purchased power expense as follows:

                             Year Ended December 31,
                            1994       1993       1992
                                  (in thousands)

Capacity Charge           $ 1,921    $ 5,490    $ 6,250
Energy Charge              18,103     20,870     11,630
     Total                $20,024    $26,360    $17,880

  Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share was included in operating revenues in the amount of $19.9 million in 1994, $19.9 million in 1993 and $16.3 million in 1992.

   In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $5.2 million in 1994, $1.8 million in 1993 and $2.3 million in 1992. Revenues from these transactions are included in the above Power Pool wholesale operating revenues.

   AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investment in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operating expense includes equalization credits of $4.3 million, $3.8 million and $4.2 million in 1994, 1993 and 1992, respectively.

  American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable, and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are expensed or capitalized depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

6. BENEFIT PLANS:

   KPCo participates in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligi-bility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by the Employee Retirement Income Security Act of 1974.

   Net pension plan costs for the years ended December 31, 1994, 1993 and 1992 were $1,046,000, $989,000 and $1,180,000, respectively.

   An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into three investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock and totaled $718,000 in 1994, $658,000 in 1993 and $657,000 in 1992.

   Certain other benefits are provided for retired employees under an AEP System other post-retirement benefit plan. Substantially all employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 at retirement. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled $373,000 in 1992.

   SFAS 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions, was adopted in January 1993 for the Company's aggregate liability for postretirement benefits other than pensions (OPEB). SFAS 106 requires the accrual during the employee's service years of the present value liability for OPEB costs. Costs for the accumulated postretirement benefits earned and not recognized at adoption are being recognized in accordance with SFAS 106, as a transition obligation over 20 years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs for 1994 and 1993 required by SFAS 106 for employees and retirees, which includes the recognition of one-twentieth of the prior service transition obligation, was $2.4 million in both years.

   A Voluntary Employees Beneficiary Association (VEBA) trust fund for OPEB benefits was established and a corporate owned life insurance (COLI) program was implemented. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, as other property and investments. The amount contributed to the VEBA trust fund is the difference between the pay-as-you-go OPEB costs and the SFAS 106 total OPEB cost. This contribution is funded by amounts collected from ratepayers plus net earnings from the COLI program. Contributions of $1.6 million in 1994 and $1.7 million in 1993 were made to the VEBA trust fund.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The carrying amount of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximates fair value because of the short-term maturities of these instruments. At December 31, 1994 and 1993 the fair value of long-term debt was $240 million and $267 million, respectively, based on quoted market prices for the same or similar issues and the current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt was $253.6 million and $253.5 million at December 31, 1994 and 1993, respectively.


8.  FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                             Year Ended December 31,
                                            1994     1993       1992
                                                  (in thousands)
Charged (Credited) to Operating
  Expenses (net):
Current                                  $ 5,097  $ 3,143    $ 5,969
Deferred                                  (1,198)    (424)    (3,227)
Deferred Investment Tax Credits           (1,258)  (1,269)    (1,148)
  Total                                    2,641    1,450      1,594
Charged (Credited) to Nonoperating
  Income (net):
Current                                     (227)     229        (33)
Deferred                                     (41)     200         87
Deferred Investment Tax Credits             (195)    (259)      (183)
  Total                                     (463)     170       (129)
Total Federal Income Taxes as Reported   $ 2,178  $ 1,620    $ 1,465

The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.
                                           Year Ended December 31,
                                            1994     1993       1992
                                               (in thousands)

Net Income                                $25,273  $18,031    $26,537
Federal Income Taxes                        2,178    1,620      1,465
Pre-tax Book Income                       $27,451  $19,651    $28,002

Federal Income Taxes on Pre-tax Book
  Income at Statutory Rate
  (35% in 1994 and 1993; 34% in 1992)     $ 9,608  $ 6,878    $ 9,521
Increase (Decrease) in Federal Income
  Taxes Resulting From the Following
  Items:
   Depreciation                              (671)    (491)    (1,084)
   Removal Costs                             (979)    (979)      (951)
   Amortization of Deferred Federal
    Income Tax in Excess of the
    Statutory Tax Rate                     (1,355)   (1,355)   (1,355)
   Allowance For Funds Used During
    Construction                             (392)     (396)      (441)
   Percentage Repair Allowance               (428)     (410)      (361)
   Corporate Owned Life Insurance            (615)     (236)       (72)
   Investment Tax Credits (net)            (1,453)   (1,528)    (1,492)
   Federal Income Tax Accrual Adjustment   (1,100)     -          -
   Other                                     (437)      137     (2,300)
Total Federal Income Taxes as Reported    $ 2,178   $ 1,620    $ 1,465

Effective Federal Income Tax Rate            7.9%     8.2%       5.2%

The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:

                                         December 31,
                                      1994         1993
                                       (in thousands)

Deferred Tax Assets                 $  21,379   $  22,900
Deferred Tax Liabilities             (136,382)   (131,866)
  Net Deferred Tax Liabilities      $(115,003)  $(108,966)

Property Related Temporary
  Differences                       $(101,889)  $ (97,751)
Amounts Due From Customers For
  Future Federal Income Taxes         (15,815)    (13,269)
All Other (net)                         2,701       2,054
    Total Net Deferred
      Tax Liabilities               $(115,003)  $(108,966)

  KPCo joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc. is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1988. Returns for 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

9. LONG-TERM DEBT AND LINES OF CREDIT:

 Long-term debt was outstanding as follows:

                                           December 31,
                                         1994      1993
                                         (in thousands)
First Mortgage Bonds:
  5 1/8% due January 1, 1996           $ 29,436  $ 29,436
  7.20%  due December 1, 1999            35,000    35,000
  8.95%  due May 10, 2001                20,000    20,000
  8.90%  due May 21, 2001                40,000    40,000
  7 7/8% due September 1, 2002           45,000    45,000
  6.65%  due May 1, 2003                 15,000    15,000
  6.70%  due June 1, 2003                15,000    15,000
  6.70%  due July 1, 2003                15,000    15,000
  7.90%  due June 1, 2023                15,000    15,000
  7.90%  due June 1, 2023                25,000    25,000
  Unamortized Discount (net)               (853)     (941)
    Total                              $253,583  $253,495

   Certain first mortgage bond indentures contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with a trustee or, in lieu thereof, certification of unfunded property additions.

   At December 31, 1994 annual long-term debt payments, excluding premium and discount, are as follows:
            Principal Amount
              (in thousands)

 1995            $   -
 1996              29,436
 1997                -
 1998                -
 1999              35,000
 Later Years      190,000
     Total       $254,436

   Short-term debt borrowings are limited by provisions of the 1935 Act to $100 million. Lines of credit are shared with AEP System companies and at December 31, 1994 and 1993 were available in the amounts of $523 million and $511 million, respectively. Commitment fees of approximately 3/16 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. Outstanding short-term debt consisted of:

                              Balance         Weighted
                            Outstanding       Average
                          (in thousands)   Interest Rate

December 31, 1994:
  Notes Payable              $20,850           6.0%
  Commercial Paper            34,300           6.6
    Total                    $55,150           6.3
December 31, 1993:
  Notes Payable              $26,250           3.5
  Commercial Paper            11,900           3.8
    Total                    $38,150           3.6

10.  LEASES:

  Leases of property, plant and equipment are for periods up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

   Lease rentals are primarily charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                                                 Year Ended December 31,
                                                 1994       1993      1992
                                                       (in thousands)
Operating Leases                                 $  653    $1,179   $1,224
  Amortization of Capital Leases                  1,646     1,300    1,140
  Interest on Capital Leases                        459       376      372
     Total Rental Costs                          $2,758    $2,855   $2,736

   Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                                          December 31,
                                                         1994       1993
                                                         (in thousands)
Electric Utility Plant:
Production                                              $   990    $   671
General                                                  11,570      9,494
  Total Electric Utility Plant                           12,560     10,165
Accumulated Amortization                                  4,489      3,558
     Net Properties under Capital Lease                 $ 8,071    $ 6,607

Capital Lease Obligations:
Noncurrent Liability                                     $6,207     $5,046
Liability Due Within One Year                             1,864      1,561
     Total Capital Lease Obligations                     $8,071     $6,607

  Properties under operating leases and related obligations are not included in the Balance Sheets.

  Future minimum lease payments consisted of the following at December 31,
1994:
                                                           Non-
                                                       cancelable
                                            Capital     Operating
                                             Leases       Leases
                                                (in thousands)
    1995                                      $2,252     $  624
    1996                                       1,849        533
    1997                                       1,552        483
    1998                                       1,133        276
    1999                                         907        150
    Later Years                                1,413         90
    Total Future Minimum Lease Payments        9,106     $2,156
    Less Estimated Interest Element            1,035
    Estimated Present Value of
      Future Minimum Lease Payments           $8,071

11. SUPPLEMENTARY INFORMATION:
                                 Year Ended December 31,
                                 1994       1993     1992
                                      (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)       $20,604    $19,065  $21,168
  Income Taxes                   7,606      3,149    7,616
  Noncash Acquistions under
    Capital Leases were          3,339      2,560    3,390