Form 10-K405, Exhibit 13
period 1995-12-31
KENTUCKY POWER CO
filed 1996-03-28
CIK 55373

SELECTED FINANCIAL DATA
                                                                            Year Ended December 31,
                                                 1995            1994             1993            1992             1991
                                                                            (in thousands)
INCOME STATEMENTS DATA:
   Operating Revenues                         $328,144         $307,443         $294,252        $313,216         $306,832
   Operating Expenses                          279,123          261,354          255,516         264,964          256,517
   Operating Income                             49,021           46,089           38,736          48,252           50,315
   Nonoperating Income (Loss)                        3             (102)              59             221              139
   Income Before Interest Charges               49,024           45,987           38,795          48,473           50,454
   Interest Charges                             23,896           20,714           20,764          21,936           21,989
   Net Income                                 $ 25,128         $ 25,273         $ 18,031        $ 26,537         $ 28,465
                                                                             December 31,
                                                 1995            1994             1993             1992            1991
                                                                            (in thousands)
BALANCE SHEETS DATA:
   Electric Utility Plant                      $879,657        $851,912         $807,428         $780,856        $756,709
   Accumulated Depreciation
     and Amortization                           270,590         259,984          248,673          238,342         226,209
   Net Electric Utility Plant                  $609,067        $591,928         $558,755         $542,514        $530,500
   Total Assets                                $772,198        $739,795         $695,866         $616,700        $611,854

   Common Stock and Paid-in Capital            $129,200        $119,200         $109,200         $109,200        $109,200
   Retained Earnings                             91,381          89,173           85,296           89,957          84,771
   Total Common Shareholder's Equity           $220,581        $208,373         $194,496         $199,157        $193,971

   Long-term Debt (a)                          $292,525        $253,583         $253,495         $254,097        $254,291

   Total Capitalization and
     Liabilities                               $772,198        $739,795         $695,866         $616,700        $611,854

(a)  Including portion due within one year.

MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS

Net Income Declines

  Although operating revenues increased 7% in 1995, net income declined slightly reflecting the recordation of severance pay charges in connection with a realignment of operations and a rise in interest expense.

Operating Revenues Increase

  In 1995 operating revenues increased $21 million. The following table analyzes the increase:
                                        Increase From
(dollars in millions)                   Previous Year
                                    Amount           %
Retail:
  Price variance . . . . . . . . .  $(1.0)
  Volume variance. . . . . . . . .   14.3
                                     13.3           5.3
Wholesale:
  Price variance . . . . . . . . .   (5.0)
  Volume variance. . . . . . . . .   11.8
                                      6.8          12.6
Other Operating Revenues . . . . .    0.6
  Total. . . . . . . . . . . . . .  $20.7           6.7

  Increased energy sales to retail and wholesale customers of 6% and 22%, respectively, were the primary cause of the revenue increase. Unseasonably warm summer weather in 1995, colder weather in the fourth quarter of 1995 compared with the prior year s fourth quarter and growth in the number of residential and commercial customers produced the increase in retail sales. All retail customer classes experienced increased energy sales in 1995. Sales to residential customers, the most weather-sensitive customer class, rose 8% while sales to commercial and industrial customers increased 6% and 4%, respectively.

  The rise in wholesale energy sales was mainly due to an increase in energy supplied to the AEP System Power Pool (Power Pool) reflecting increased weather-related energy demand of affiliated Power Pool members and increased availability of the Company s Big Sandy generating units and increased sales made on an hourly basis by the Power Pool to unaffiliated utilities. This type of short-term sale is typically made when the unaffiliated utility can purchase energy at a lower cost than the cost at which that utility can generate the energy.

Operating Expenses Increase

  The significant changes in operating expenses and interest charges were:
                                          Increase From
(dollars in millions)                     Previous Year
                                      Amount           %

Fuel. . . . . . . . . . . . . . . . .  $18.3         29.4
Purchased Power . . . . . . . . . . .   (6.1)        (6.4)
Other Operation . . . . . . . . . . .    6.0         15.3
Maintenance . . . . . . . . . . . . .   (4.1)       (12.8)
Federal Income Taxes. . . . . . . . .    1.7         63.5
Interest Charges. . . . . . . . . . .    3.2         15.4

  Fuel expense increased significantly as a result of a 25% increase in net generation mainly reflecting the increase in weather related demand for energy and the effect of the 800 megawatt Big Sandy Unit 2 being out of service for scheduled maintenance in the fall of 1994.

  The decrease in purchased power expense resulted from decreased energy purchases from unaffiliated utilities for pass-through sales and reduced energy purchases from the Power Pool reflecting the availability of the Company s generating capacity throughout substantially all of 1995. These decreases were partly offset by an increase in the Company s share of Power Pool capacity charges. As a Power Pool member whose internal demand exceeds its capacity, the Company pays capacity charges allocated to Power Pool members based on their relative peak demands. An increase in the Company s prior twelve month peak demand relative to the total peak demand of all Power Pool members caused the increase in Power Pool capacity charges.

  Other operation expense increased due to the recordation of a provision for severance pay related to a planned staffing reduction, increased accruals for incentive pay and a reduction in transmission equalization credits under the AEP System transmission equalization agreement. The reduction in transmission credits reflected the increase in the prior twelve month peak demand relative to the peak demand of the other affiliated members of the transmission agreement. The transmission agreement provides for sharing the cost of investment in the AEP System s transmission facilities in proportion to the System companies respective peak demands through equalization payments and receipts. On that basis, the Company receives equalization payments.

  The decline in maintenance expense reflects the effect of significant distribution line maintenance expenditures in 1994 to repair damage from severe winter ice storms and a decrease in 1995 in scheduled steam plant maintenance. In 1994 both units at the Big Sandy Plant underwent scheduled boiler inspections and repairs while major maintenance was performed in 1995 on Unit 1 only.

  The increase in federal income tax expense attributable to operations was due to the increase in pre-tax operating income and the effects of favorable accrual adjustments recorded in 1994 in connection with the resolution of the audit of prior years tax returns.

  The issuance of $40 million of Junior Subordinated Debentures in April 1995 was the main reason for the increase in interest expense.

INDEPENDENT AUDITORS' REPORT


To the Shareholder and Board of
Directors of Kentucky Power Company:

We have audited the accompanying balance sheets of Kentucky Power Company as of December 31, 1995 and 1994, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kentucky Power Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Columbus, Ohio
February 27, 1996

STATEMENTS OF INCOME

                                                                                       Year Ended December 31,
                                                                               1995             1994             1993
                                                                                          (in thousands)
OPERATING REVENUES                                                          $328,144         $307,443         $294,252

OPERATING EXPENSES:
  Fuel                                                                        80,337           62,072           62,106
  Purchased Power                                                             88,472           94,565           94,806
  Other Operation                                                             45,253           39,237           38,688
  Maintenance                                                                 27,877           31,967           28,687
  Depreciation and Amortization                                               24,434           23,047           22,275
  Taxes Other Than Federal Income Taxes                                        8,431            7,825            7,504
  Federal Income Taxes                                                         4,319            2,641            1,450
      TOTAL OPERATING EXPENSES                                               279,123          261,354          255,516

OPERATING INCOME                                                              49,021           46,089           38,736

NONOPERATING INCOME (LOSS)                                                         3             (102)              59

INCOME BEFORE INTEREST CHARGES                                                49,024           45,987           38,795

INTEREST CHARGES                                                              23,896           20,714           20,764

NET INCOME                                                                  $ 25,128         $ 25,273         $ 18,031

STATEMENTS OF RETAINED EARNINGS
                                                                                      Year Ended December 31,
                                                                               1995             1994             1993
                                                                                          (in thousands)
RETAINED EARNINGS JANUARY 1                                                  $89,173          $85,296          $89,957

NET INCOME                                                                    25,128           25,273           18,031

CASH DIVIDENDS DECLARED                                                       22,920           21,396           22,692

RETAINED EARNINGS DECEMBER 31                                                $91,381          $89,173          $85,296

See Notes to Financial Statements.

BALANCE SHEETS

                                                                     December 31,
                                                                  1995        1994
                                                                   (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
 Production                                                    $230,054    $224,365
 Transmission                                                   261,619     258,178
 Distribution                                                   313,783     297,754
 General                                                         59,611      56,613
 Construction Work in Progress                                   14,590      15,002
        Total Electric Utility Plant                            879,657     851,912
  Accumulated Depreciation and Amortization                     270,590     259,984
        NET ELECTRIC UTILITY PLANT                              609,067     591,928

OTHER PROPERTY AND INVESTMENTS                                    6,438       6,533

CURRENT ASSETS:
 Cash and Cash Equivalents                                        1,031         879
 Accounts Receivable:
     Customers                                                   23,283      19,144
     Affiliated Companies                                         4,150         514
     Miscellaneous                                                2,739       2,048
     Allowance for Uncollectible Accounts                          (259)       (260)
 Fuel - at average cost                                           3,526      11,735
 Materials and Supplies - at average cost                        12,481       9,615
 Accrued Utility Revenues                                        13,500       9,128
 Prepayments                                                      1,701       1,476
        TOTAL CURRENT ASSETS                                     62,152      54,279

REGULATORY ASSETS                                                82,388      76,006

DEFERRED CHARGES                                                 12,153      11,049

           TOTAL                                               $772,198    $739,795


See Notes to Financial Statements.

                                                                    December 31,
                                                                  1995        1994
                                                                   (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
 Common Stock - Par Value $50:
    Authorized - 2,000,000 Shares
    Outstanding - 1,009,000 Shares                              $ 50,450    $ 50,450
 Paid-in Capital                                                  78,750      68,750
 Retained Earnings                                                91,381      89,173
         Total Common Shareholder's Equity                       220,581     208,373
 First Mortgage Bonds                                            224,235     253,583
 Subordinated Debentures                                          38,854        -
         TOTAL CAPITALIZATION                                    483,670     461,956


OTHER NONCURRENT LIABILITIES                                      15,031      14,130

CURRENT LIABILITIES:
 Long-term Debt Due Within One Year                               29,436        -
 Short-term Debt                                                  27,050      55,150
 Accounts Payable - General                                       11,608      11,119
 Accounts Payable - Affiliated Companies                          10,158       8,301
 Customer Deposits                                                 3,704       4,297
 Taxes Accrued                                                     7,972       6,256
 Interest Accrued                                                  5,853       5,794
 Other                                                            13,283      11,786

         TOTAL CURRENT LIABILITIES                               109,064     102,703

DEFERRED INCOME TAXES                                            145,005     140,490

DEFERRED INVESTMENT TAX CREDITS                                   18,397      19,875

DEFERRED CREDITS                                                   1,031         641

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                       $772,198    $739,795

STATEMENTS OF CASH FLOWS

                                                                                     Year Ended December 31,
                                                                               1995             1994             1993
                                                                                           (in thousands)
OPERATING ACTIVITIES:
  Net Income                                                                $ 25,128         $ 25,273         $ 18,031
  Adjustments for Noncash Items:
    Depreciation and Amortization                                             24,507           23,124           22,358
    Deferred Income Taxes                                                     (2,380)          (1,239)            (224)
    Deferred Investment Tax Credits                                           (1,478)          (1,453)          (1,528)
  Changes in Certain Current Assets and Liabilities:
      Accounts Receivable (net)                                               (8,467)           2,692           (1,953)
      Fuel, Materials and Supplies                                             5,343           (4,141)             449
      Accrued Utility Revenues                                                (4,372)           1,348            2,228
      Accounts Payable                                                         2,346              964            2,000
  Other (net)                                                                  1,162             (247)          (4,408)
       Net Cash Flows From Operating Activities                               41,789           46,321           36,953

INVESTING ACTIVITIES:
  Construction Expenditures                                                  (39,264)         (53,119)         (35,247)
  Proceeds from Sales of Property                                               -               1,215            1,294
       Net Cash Flows Used For Investing Activities                          (39,264)         (51,904)         (33,953)

FINANCING ACTIVITIES:
  Capital Contributions from Parent Company                                   10,000           10,000             -
  Issuance of Long-term Debt                                                  38,647             -              84,115
  Retirement of Long-term Debt                                                  -                -             (85,885)
  Change in Short-term Debt (net)                                            (28,100)          17,000           21,250
  Dividends Paid                                                             (22,920)         (21,396)         (22,692)
       Net Cash Flows From (Used For) Financing Activities                    (2,373)           5,604           (3,212)

Net Increase (Decrease) in Cash and Cash Equivalents                             152               21             (212)
Cash and Cash Equivalents January 1                                              879              858            1,070
Cash and Cash Equivalents December 31                                       $  1,031         $    879          $   858


See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES:

Organization

 Kentucky Power Company (the Company or KPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. KPCo is engaged in the generation, purchase, transmission and distribution of electric power in eastern Kentucky. The Company provides electric power to 165,000 retail customers in its territory. Wholesale electric power is supplied to neighboring utility systems. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, KPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

Regulation

 As a subsidiary of AEP Co., Inc., the Company is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Kentucky Public Service Commission (KPSC). The Federal Energy Regulatory Commission
(FERC) regulates wholesale rates.

Basis of Accounting

 As a cost-based rate-regulated entity, KPCo's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded to reflect the economic effects of regulation.

Use of Estimates

 The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management s estimates. Actual results could differ from those estimates.

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

Allowance for Funds Used During Construction (AFUDC)

 AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1995, 1994 and 1993 were not significant.

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

 Expenditures to remove retired plant are recovered through depreciation charges included in rates.

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

Investment Tax Credits

 Based on directives of regulatory commissions, the Company reflected investment tax credits in rates on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment. The Company's policy with regard to investment tax credits for nonutility property was to practice the flow-through method of accounting.

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


2. EFFECTS OF REGULATION:

 The financial statements include assets and liabilities recorded in accordance with regulatory actions in order to match expenses with the related revenues from cost-based regulated rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries.
The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company s business no longer met these requirements regulatory assets and liabilities would have to be written off for that portion of the business. Regulatory assets and liabilities are comprised of the following:

                                            December 31,
                                           1995       1994
Regulatory Assets:
  Amounts Due From Customers for
   Future Income Taxes                   $77,568    $70,673
  Other                                    4,820      5,333

  Total Regulatory Assets                $82,388    $76,006

Regulatory Liabilities:
  Deferred Investment Tax Credits        $18,397    $19,875
  Other*                                     787        352

  Total Regulatory Liabilities           $19,184    $20,227

* Included in Deferred Credits on the Balance Sheets.


3. COMMITMENTS AND CONTINGENCIES:

Construction

 Construction expenditures for the years 1996-1998 are estimated to be $210 million and, in connection therewith, certain commitments have been made.

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

Clean Air

 The Clean Air Act Amendments of 1990 require significant reductions in sulfur dioxide and nitrogen oxide emissions from various AEP System generating plants. The first phase of reductions in sulfur dioxide emissions (Phase I) began in 1995 and the second, more restrictive phase (Phase II) begins in the year 2000. The law also established a permanent nationwide cap on sulfur dioxide emissions after 1999. The Big Sandy Plant is not affected by Phase I emission requirements. However, a portion of Phase I compliance costs of other AEP affiliates is included in AEP System Power Pool costs (which are described in Note 4) and charged to the Company. These costs are not expected to have an adverse impact on results of operations.

Loan Guarantees

 A constructive marketing program enables residential customers to borrow from area banks to purchase energy efficient electrical equipment, such as heat pumps. KPCo guarantees loan principal plus interest. The guaranteed amounts totaled $10.3 million at December 31, 1995.

Litigation

 KPCo is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations or financial condition.


4. RELATED-PARTY TRANSACTIONS:

 KPCo has a Unit Power Purchase Agreement with AEP Generating Company
(AEGCo) an affiliated company, which expires in 1999. The agreement provides for the Company to purchase 15% of the total output of the two unit 2,600-mw capacity Rockport Plant. Under the Unit Power Purchase Agreement there is a demand charge for the right to receive the power, which is payable even if the power is not taken. The amount of the demand charge is such that when added to other amounts received by AEGCo, it will enable AEGCo to recover all its fixed expenses including a FERC-approved rate of return on common equity.

 Demand charges and energy purchases under the Unit Power Agreement were included in purchased power expense as follows:

                             Year Ended December 31,
                            1995       1994       1993
                                  (in thousands)

Demand Charge             $39,608    $40,587    $41,995
Energy Charge              29,027     28,711     24,626
     Total                $68,635    $69,298    $66,621

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

 Operating revenues include $38.9 million in 1995, $31.6 million in 1994 and $27.3 million in 1993 for supplying energy to the Power Pool.

 Charges for Power Pool capacity, which is a charge for the right to receive power and payable even if the power is not taken, and for energy received from the Power Pool were included in purchased power expense as follows:
                             Year Ended December 31,
                            1995       1994       1993
                                  (in thousands)

Capacity Charge           $ 6,489    $ 1,921    $ 5,490
Energy Charge               9,493     18,103     20,870
     Total                $15,982    $20,024    $26,360

 Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share was included in operating revenues in the amount of $19.2 million in 1995 and $19.9 million in both 1994 and 1993.

 In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $3.9 million in 1995, $5.2 million in 1994 and $1.8 million in 1993. Revenues from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

 AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investment in transmission facilities and shares the costs of ownership of those facilities in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operating expense includes equalization credits of $3.5 million, $4.3 million and $3.8 million in 1995, 1994 and 1993, respectively.

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

5. BENEFIT PLANS:

 KPCo participates in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligi-bility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974.

 Net pension plan costs for the years ended December 31, 1995, 1994 and 1993 were $573,000, $1,046,000 and $989,000, respectively.

 An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock and totaled $720,000 in 1995, $718,000 in 1994 and $658,000 in 1993.

 Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates.

 SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993 for the Company's aggregate liability for OPEB. SFAS 106 requires the accrual during the employee's service years of the present value liability for OPEB costs. Costs for the accumulated postretirement benefits earned and not recognized at adoption of SFAS 106 are being recognized in accordance with SFAS 106, as a transition obligation over 20 years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs for 1995, 1994 and 1993 required by SFAS 106 for employees and retirees, which includes the recognition of one-twentieth of the prior service transition obligation, was $2.4 million in each year.

 As a result of SFAS 106, a Voluntary Employees Beneficiary Association
(VEBA) trust fund for OPEB benefits was established and a corporate owned life insurance (COLI) program was implemented to lower the net OPEB costs. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, in other property and investments. Legislation was passed by Congress which would have significantly reduced the tax benefits of our COLI program in the future.
The legislation containing this provision was vetoed by the President. At this time it is uncertain if legislation repealing certain tax benefits for COLI programs will be enacted. If enacted this legislation would negatively impact the effectiveness of the COLI program as a funding and cost reduction mechanism. The amount contributed to the VEBA trust fund is the difference between the pay-as-you-go OPEB costs and the SFAS 106 total OPEB cost. This contribution is funded by amounts collected from ratepayers plus net earnings from the COLI program. Contributions of $1.6 million in 1995 and 1994 and $1.7 million in 1993 were made to the VEBA trust fund.


 6.   COMMON SHAREHOLDER S EQUITY:

 The Company received from AEP Co., Inc. cash capital contributions of $10 million in both 1995 and 1994 which were credited to paid-in capital. There were no other transactions affecting common stock and paid-in capital accounts in 1995, 1994 and 1993.

 Mortgage indentures place various restrictions on the use of retained earnings for the payment of cah dividends on common stock. At December 31, 1995, $34.2 million of the $91 million of retained earnings were restricted. Regulatory approval is required to pay dividends out of paid-in capital.


 7.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

 The carrying amount of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximates fair value because of the short-term maturities of these instruments. At December 31, 1995 and 1994 the fair value of long-term debt was $307 million and $240 million, respectively, based on quoted market prices for the same or similar issues and the current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt was $292.5 million and $253.6 million at December 31, 1995 and 1994, respectively.

8.  FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:

                                                                                       Year Ended December 31,
                                                                                1995             1994            1993
                                                                                           (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                                    $ 7,935          $ 5,097          $ 3,143
  Deferred                                                                    (2,373)          (1,198)            (424)
  Deferred Investment Tax Credits                                             (1,243)          (1,258)          (1,269)
    Total                                                                      4,319            2,641            1,450
Charged (Credited) to Nonoperating Income (net):
  Current                                                                       (163)            (227)             229
  Deferred                                                                        (7)             (41)             200
  Deferred Investment Tax Credits                                               (235)            (195)            (259)
    Total                                                                       (405)            (463)             170
Total Federal Income Taxes as Reported                                       $ 3,914          $ 2,178          $ 1,620

  The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                                     Year Ended December 31,
                                                                               1995             1994             1993
                                                                                          (in thousands)
Net Income                                                                   $25,128          $25,273          $18,031
Federal Income Taxes                                                           3,914            2,178            1,620
Pre-tax Book Income                                                          $29,042          $27,451          $19,651

Federal Income Taxes on Pre-tax Book Income at Statutory Rate (35%)          $10,165          $ 9,608          $ 6,878
Increase (Decrease) in Federal Income
  Taxes Resulting From the Following Items:
    Depreciation                                                                (648)            (671)            (491)
    Removal Costs                                                               (979)            (979)            (979)
    Amortization of Deferred Federal Income Tax
      in Excess of the Statutory Tax Rate                                     (1,355)          (1,355)          (1,355)
    Allowance For Funds Used During Construction                                (390)            (392)            (396)
    Percentage Repair Allowance                                                 (433)            (428)            (410)
    Corporate Owned Life Insurance                                              (826)            (615)            (236)
    Investment Tax Credits (net)                                              (1,478)          (1,453)          (1,528)
    Prior Year Federal Income Tax Accrual Adjustment                            -              (1,100)            -
    Other                                                                       (142)            (437)             137
Total Federal Income Taxes as Reported                                       $ 3,914          $ 2,178          $ 1,620

Effective Federal Income Tax Rate                                              13.5%             7.9%             8.2%

 The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:
                                         December 31,
                                      1995         1994
                                       (in thousands)

Deferred Tax Assets                 $  29,653   $  21,379
Deferred Tax Liabilities             (174,658)   (161,869)
  Net Deferred Tax Liabilities      $(145,005)  $(140,490)

Property Related Temporary
  Differences                       $(105,234)  $(101,889)
Amounts Due From Customers For
  Future Federal Income Taxes         (18,228)    (15,815)
Deferred State Income Taxes           (25,487)    (25,487)
All Other (net)                         3,944       2,701
    Total Net Deferred
      Tax Liabilities               $(145,005)  $(140,490)

 KPCo joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc. is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of alloca-tion approximates a separate return result for each company in the consoli-dated group.

 The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for 1991 through 1993 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

9.  LEASES:

 Leases of property, plant and equipment are for periods up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

 Lease rentals are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                                                   Year Ended December 31,
                                                  1995       1994      1993
                                                        (in thousands)

Operating Leases                                 $  564      $ 653    $1,179
Amortization of Capital
  Leases                                          2,111      1,646     1,300
Interest on Capital Leases                          513        459       376
  Total Rental Costs                             $3,188     $2,758    $2,855

 Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                           December 31,
                                         1995        1994
                                         (in thousands)
Electric Utility Plant:
 Production                             $ 1,352    $   990
  General                                13,731     11,570
    Total Electric Utility Plant         15,083     12,560
 Accumulated Amortization                 5,664      4,489
       Net Properties under
          Capital Lease                 $ 9,419    $ 8,071

Capital Lease Obligations:
  Noncurrent Liability                   $7,064     $6,207
  Liability Due Within One Year           2,355      1,864
       Total Capital Lease Obligations   $9,419     $8,071

 Properties under operating leases and related obligations are not included in the Balance Sheets.
 Future minimum lease payments consisted of the following at
December 31, 1995:
                                                           Non-
                                                         cancelable
                                               Capital    Operating
                                               Leases     Leases
                                                  (in thousands)
 1996                                          $ 2,789     $  522
 1997                                            2,431        483
 1998                                            1,797        276
 1999                                            1,400        150
 2000                                              910         88
 Later Years                                     1,194          3
 Total Future Minimum Lease Payments            10,521     $1,522
 Less Estimated Interest Element                 1,102
 Estimated Present Value of
      Future Minimum Lease Payments            $ 9,419

10. LONG-TERM DEBT AND LINES OF CREDIT:

 Long-term debt was outstanding as follows:

                                           December 31,
                                         1995      1994
                                         (in thousands)
First Mortgage Bonds:
  5 1/8% due January 1, 1996           $ 29,436  $ 29,436
  7.20%  due December 1, 1999            35,000    35,000
  8.95%  due May 10, 2001                20,000    20,000
  8.90%  due May 21, 2001                40,000    40,000
  7 7/8% due September 1, 2002           45,000    45,000
  6.65%  due May 1, 2003                 15,000    15,000
  6.70%  due June 1, 2003                15,000    15,000
  6.70%  due July 1, 2003                15,000    15,000
  7.90%  due June 1, 2023                15,000    15,000
  7.90%  due June 1, 2023                25,000    25,000
  Unamortized Discount (net)               (765)     (853)
    Total                               253,671   253,583

Junior Subordinated Deferrable
  Interest Debentures
  8.72% Series A
   due June 30, 2025                     40,000      -
  Unamortized Discount                   (1,146)     -
    Total                                38,854      -
Less Portion Due Within One Year         29,436      -

    Total                              $263,089  $253,583

 Certain first mortgage bond indentures contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with a trustee or, in lieu thereof, certification of unfunded property additions.

 At December 31, 1995 annual long-term debt payments, excluding premium and discount, are as follows:
                                  Principal Amount
                                    (in thousands)

 1996                                  $ 29,436
 1997                                      -
 1998                                      -
 1999                                    35,000
 2000                                      -
 Later Years                            230,000
     Total                             $294,436

 Short-term debt borrowings are limited by provisions of the 1935 Act to $150 million. Lines of credit are shared with AEP System companies and at December 31, 1995 and 1994 were available in the amounts of $372 million and $523 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. Outstanding short-term debt consisted of:
                                              Year-end
                              Balance         Weighted
                            Outstanding       Average
                          (in thousands)   Interest Rate

December 31, 1995:
  Notes Payable              $15,950           6.1%
  Commercial Paper            11,100           6.1%
    Total                    $27,050           6.1%
December 31, 1994:
  Notes Payable              $20,850           6.0%
  Commercial Paper            34,300           6.6%
    Total                    $55,150           6.3%

11. SUPPLEMENTARY INFORMATION:

                                 Year Ended December 31,
                                 1995       1994     1993
                                      (in thousands)

Cash was paid for:
  Interest (net of
    capitalized amounts)       $23,581    $20,604  $19,065
  Income Taxes                   6,453      7,606    3,149
Noncash Acquisitions under
    Capital Leases were          3,651      3,339    2,560


12. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods      Operating      Operating      Net
     Ended              Revenues       Income      Income

1995
 March 31               $85,302       $13,643      $7,815
 June 30                 72,699         8,562       2,547
 September 30            79,532        12,171       6,000
 December 31             90,611        14,645       8,766

1994
 March 31                86,457        12,980       7,803
 June 30                 76,656        10,007       4,785
 September 30            75,346        10,632       5,391
 December 31             68,984        12,470       7,294