Form 10-K405, Exhibit 13
period 1996-12-31
KENTUCKY POWER CO
filed 1997-03-27
CIK 55373

SELECTED FINANCIAL DATA
                                                   Year Ended December 31,
                                      1996       1995        1994        1993        1992
                                                        (in thousands)


INCOME STATEMENTS DATA:
  Operating Revenues               $323,321    $328,144    $307,443    $294,252    $313,216
  Operating Expenses                281,978     279,123     261,354     255,516     264,964
  Operating Income                   41,343      49,021      46,089      38,736      48,252
  Nonoperating Income (Loss)           (594)          3        (102)         59         221
  Income Before Interest Charges     40,749      49,024      45,987      38,795      48,473
  Interest Charges                   23,776      23,896      20,714      20,764      21,936
  Net Income                       $ 16,973    $ 25,128    $ 25,273    $ 18,031    $ 26,537

                                                         December 31,
                                      1996       1995        1994         1993       1992
                                                        (in thousands)

BALANCE SHEETS DATA:
  Electric Utility Plant            $951,602   $879,657    $851,912     $807,428   $780,856
  Accumulated Depreciation
    and Amortization                 286,640    270,590     259,984      248,673    238,342
  Net Electric Utility Plant        $664,962   $609,067    $591,928     $558,755   $542,514
  Total Assets                      $833,579   $772,198    $739,795     $695,866   $616,700

  Common Stock and
    Paid-in Capital                 $159,200   $129,200    $119,200     $109,200   $109,200
  Retained Earnings                   84,090     91,381      89,173       85,296     89,957
  Total Common
    Shareholder's Equity            $243,290   $220,581    $208,373     $194,496   $199,157

  Long-term Debt (a)                $293,198   $292,525    $253,583     $253,495   $254,097
  Total Capitalization and
    Liabilities                     $833,579   $772,198    $739,795     $695,866   $616,700

(a)  Including portion due within one year.
/TABLE

MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS

     Net income for 1996 decreased $8.2 million or 32.5% due mainly to the unfavorable effect on sales of mild weather in the second half of 1996 and the unfavorable effect on operation and maintenance expenses of a scheduled maintenance outage of Big Sandy Plant Unit 2. The unit, 800 mw of the Company's total generating capacity of 1,060 mw, was out of service for 95 days in 1996 for general boiler inspection and repair. The unavailability of generating capability meant that the Company had to buy replacement power to meet internal demand and that it had fewer sales to the AEP System Power Pool (Power Pool). The maintenance outage also produced additional maintenance expenses in 1996.

Operating Revenues Decrease

     In 1996 operating revenues decreased $4.8 million (less than 2%) as revenues from retail and wholesale sales decreased, partly offset by a rise in transmission service revenues.

Operating Expenses Increase

     The significant changes in operating expenses were:

                                          Increase From
(dollars in millions)                     Previous Year
                                      Amount           %

Fuel. . . . . . . . . . . . . . . . .$(12.6)        (15.7)
Purchased Power . . . . . . . . . . .   8.0           9.1
Other Operation . . . . . . . . . . .   1.1           2.4
Maintenance . . . . . . . . . . . . .   4.9          17.6
Federal Income Taxes. . . . . . . . .   1.4          33.0

     The decrease in fuel expense and the increases in purchased power expense and maintenance expense were caused by the largest maintenance outage at Big Sandy Plant Unit 2 in its two decade history. The maintenance outage decreased net generation 18% resulting in the reduction to fuel expense and the increase in purchased power expense as additional energy was purchased from the Power Pool to meet demand. Maintenance expense increased due to the boiler repairs and other maintenance activities during the outage.

      Other operation expense increased due to amortization of demand side management program costs commensurate with recovery in rates; increased costs associated with marketing and customer services and an increase in write-offs of uncollectible accounts receivable. These increases in other operation expense were offset in part by the recognition of gains on the sale of emission allowances and the favorable effects of severance costs recorded in 1995 related to a planned staffing reduction. The increased expenses for marketing and customer services reflect the Company's efforts to improve customer service.

     The increase in federal income tax expense was due to changes in certain book/tax differences accounted for on a flow-through basis for ratemaking purposes and the completion in March 1996 of the amortization of deferred federal income taxes in excess of the statutory tax rate as ordered by the Kentucky Public Service Commission. These increases were partly offset by a decrease in pre-tax operating income.

INDEPENDENT AUDITORS' REPORT



To the Shareholder and Board of
Directors of Kentucky Power Company:

We have audited the accompanying balance sheets of Kentucky Power Company as of December 31, 1996 and 1995, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kentucky Power Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Columbus, Ohio
February 25, 1997

STATEMENTS OF INCOME
                                                           Year Ended December 31,
                                                        1996        1995        1994
                                                               (in thousands)
OPERATING REVENUES                                     $323,321    $328,144    $307,443

OPERATING EXPENSES:
  Fuel                                                   67,697      80,337      62,072
  Purchased Power                                        96,485      88,472      94,565
  Other Operation                                        46,347      45,253      39,237
  Maintenance                                            32,793      27,877      31,967
  Depreciation and Amortization                          25,123      24,434      23,047
  Taxes Other Than Federal Income Taxes                   7,790       8,431       7,825
  Federal Income Taxes                                    5,743       4,319       2,641
      TOTAL OPERATING EXPENSES                          281,978     279,123     261,354

OPERATING INCOME                                         41,343      49,021      46,089

NONOPERATING INCOME (LOSS)                                 (594)          3        (102)

INCOME BEFORE INTEREST CHARGES                           40,749      49,024      45,987

INTEREST CHARGES                                         23,776      23,896      20,714

NET INCOME                                             $ 16,973    $ 25,128    $ 25,273


STATEMENTS OF RETAINED EARNINGS
                                                          Year Ended December 31,
                                                        1996        1995        1994
                                                                (in thousands)
RETAINED EARNINGS JANUARY 1                             $91,381     $89,173     $85,296

NET INCOME                                               16,973      25,128      25,273

CASH DIVIDENDS DECLARED                                  24,264      22,920      21,396

RETAINED EARNINGS DECEMBER 31                           $84,090     $91,381     $89,173

See Notes to Financial Statements.
/TABLE

BALANCE SHEETS
                                                                    December 31,
                                                                  1996        1995
                                                                   (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                    $244,805    $230,054
   Transmission                                                   264,563     261,619
   Distribution                                                   329,184     313,783
   General                                                         64,650      59,611
   Construction Work in Progress                                   48,400      14,590
              Total Electric Utility Plant                        951,602     879,657
   Accumulated Depreciation and Amortization                      286,640     270,590
              NET ELECTRIC UTILITY PLANT                          664,962     609,067

OTHER PROPERTY AND INVESTMENTS                                      6,452       6,438

CURRENT ASSETS:
   Cash and Cash Equivalents                                        1,106       1,031
   Accounts Receivable:
      Customers                                                    22,862      23,283
      Affiliated Companies                                          2,198       4,150
   Miscellaneous                                                    3,529       2,739
   Allowance for Uncollectible Accounts                              (272)       (259)
   Fuel - at average cost                                           9,244       3,526
   Materials and Supplies - at average cost                        13,175      12,481
   Accrued Utility Revenues                                         8,175      13,500
   Prepayments                                                      2,011       1,701
                 TOTAL CURRENT ASSETS                              62,028      62,152

REGULATORY ASSETS                                                  88,776      82,388

DEFERRED CHARGES                                                   11,361      12,153

                 TOTAL                                           $833,579    $772,198

See Notes to Financial Statements.
/TABLE

                                                                     December 31,
                                                                   1996        1995
                                                                    (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - Par Value $50:
      Authorized - 2,000,000 Shares
      Outstanding - 1,009,000 Shares                              $ 50,450    $ 50,450
   Paid-in Capital                                                 108,750      78,750
   Retained Earnings                                                84,090      91,381
                Total Common Shareholder's Equity                  243,290     220,581
   First Mortgage Bonds                                            179,305     224,235
   Notes Payable                                                    75,000        -
   Subordinated Debentures                                          38,893      38,854
                TOTAL CAPITALIZATION                               536,488     483,670

OTHER NONCURRENT LIABILITIES                                        19,467      15,031

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                                 -         29,436
   Short-term Debt                                                  51,675      27,050
   Accounts Payable - General                                       16,272      11,608
   Accounts Payable - Affiliated Companies                          14,785      10,158
   Customer Deposits                                                 3,409       3,704
   Taxes Accrued                                                     5,064       7,972
   Interest Accrued                                                  5,217       5,853
   Other                                                             9,199      13,283
                 TOTAL CURRENT LIABILITIES                         105,621     109,064

DEFERRED INCOME TAXES                                              153,538     145,005

DEFERRED INVESTMENT TAX CREDITS                                     17,007      18,397

DEFERRED CREDITS                                                     1,458       1,031

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                         $833,579    $772,198
/TABLE

STATEMENTS OF CASH FLOWS
                                                              Year Ended December 31,
                                                           1996        1995        1994
                                                                  (in thousands)
OPERATING ACTIVITIES:
   Net Income                                            $ 16,973    $ 25,128    $ 25,273
   Adjustments for Noncash Items:
      Depreciation and Amortization                        25,196      24,507      23,124
      Deferred Income Taxes                                 1,864      (2,380)     (1,239)
      Deferred Investment Tax Credits                      (1,390)     (1,478)     (1,453)
   Changes in Certain Current Assets and Liabilities:
      Accounts Receivable (net)                             1,596      (8,467)      2,692
      Fuel, Materials and Supplies                         (6,412)      5,343      (4,141)
      Accrued Utility Revenues                              5,325      (4,372)      1,348
      Accounts Payable                                      9,291       2,346         964
   Other (net)                                             (7,410)      1,162        (247)
        Net Cash Flows From Operating Activities           45,033      41,789      46,321

INVESTING ACTIVITIES:
   Construction Expenditures                              (75,816)    (39,264)    (53,119)
   Proceeds from Sales of Property                            250        -          1,215
        Net Cash Flows Used For Investing Activities      (75,566)    (39,264)    (51,904)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company               30,000      10,000      10,000
   Issuance of Long-term Debt                              74,985      38,647        -
   Retirement of Long-term Debt                           (74,738)       -           -
   Change in Short-term Debt (net)                         24,625     (28,100)     17,000
   Dividends Paid                                         (24,264)    (22,920)    (21,396)
        Net Cash Flows From (Used For)
          Financing Activities                             30,608      (2,373)      5,604

Net Increase in Cash and Cash Equivalents                      75         152          21
Cash and Cash Equivalents January 1                         1,031         879         858
Cash and Cash Equivalents December 31                    $  1,106    $  1,031     $   879

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES:

Organization

     Kentucky Power Company (the Company or KPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. KPCo is engaged in the generation, purchase, transmission and distribution of electric power in eastern Kentucky and does business as American Electric Power (AEP). The Company provides electric power to 167,000 retail customers in its service territory. Wholesale electric power is supplied to neighboring utility systems, power marketers and the AEP System Power Pool. As a member of the AEP System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, KPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

Regulation

     As a subsidiary of AEP Co., Inc., the Company is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Kentucky Public Service Commission (KPSC). The Federal Energy Regulatory Commission
(FERC) regulates wholesale rates.

Basis of Accounting

     As a cost-based rate-regulated entity, KPCo's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation.

Use of Estimates

     The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

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

Allowance for Funds Used During Construction (AFUDC)

     AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1996, 1995 and 1994 were not significant.

Depreciation and Amortization

     Depreciation is provided on a straight-line basis over the estimated useful lives of property and is calculated largely through the use of composite rates by functional class as follows:

                                              Composite
Functional Class                              Depreciation
of Property                                   Annual Rates

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

Income Taxes

     The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

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


2. EFFECTS OF REGULATION:

     In accordance with SFAS 71 the financial statements include assets (deferred expenses) and liabilities (deferred income) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS 71 requires that the Company's rates be cost-based regulated. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company's business were to no longer meet those requirements, net regulatory assets would have to be written off for that portion of the business and assets would have to be tested for possible impairment.

   Regulatory assets and liabilities are comprised of the
following:
                                             December 31,
                                           1996       1995
                                           (in thousands)
Regulatory Assets:
  Amounts Due From Customers for
   Future Income Taxes                   $84,238    $77,568
  Other                                    4,538      4,820

  Total Regulatory Assets                $88,776    $82,388

Regulatory Liabilities:
  Deferred Investment Tax Credits        $17,007    $18,397
  Other*                                   1,142        787

  Total Regulatory Liabilities           $18,149    $19,184

* Included in Deferred Credits on the Balance Sheets.

3. COMMITMENTS AND CONTINGENCIES:

Construction

     Construction expenditures for the years 1997-1999 are estimated to be $191 million and, in connection therewith, cer-tain commitments have been made.

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

Loan Guarantees

     A constructive marketing program enables residential customers to borrow from area banks to purchase energy efficient electrical equipment, such as heat pumps. KPCo guarantees loan principal plus interest. The guaranteed amounts totaled $14.6 million at December 31, 1996.

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

     Demand charges and energy purchases under the Unit Power
Purchase Agreement were included in purchased power expense as follows:

                             Year Ended December 31,
                            1996       1995       1994
                                  (in thousands)

Demand Charge             $39,622    $39,608    $40,587
Energy Charge              27,743     29,027     28,711
     Total                $67,365    $68,635    $69,298

     Benefits and costs of the System's generating plants are shared by members of the AEP System Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's gener-ating reserves among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

     Operating revenues include $28.0 million in 1996, $38.9 million in 1995 and $31.6 million in 1994 for energy supplied to the Power Pool.

     Charges for Power Pool capacity, which is a charge for the right to receive power and payable even if the power is not taken, and for energy received from the Power Pool were included in purchased power expense as follows:

                             Year Ended December 31,
                            1996       1995       1994
                                  (in thousands)

Capacity Charge           $ 6,425    $ 6,489    $ 1,921
Energy Charge              19,741      9,493     18,103
     Total                $26,166    $15,982    $20,024

     Power Pool members share in wholesale sales to unaffiliated entities made by the Power Pool. The Company's share of these wholesale power pool sales was included in operating revenues in the amount of $26.7 million in 1996, $19.2 million in 1995 and $19.9 million in 1994.

     In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $3.0 million in 1996, $3.9 million in 1995 and $5.2 million in 1994. Revenues from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

     AEP System companies participate in a transmission equal-ization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership of those facilities in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operating expense includes equalization credits of $3.3 million, $3.5 million and $4.3 million in 1996, 1995 and 1994, respectively.

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


5. BENEFIT PLANS:

     KPCo participates in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. Net pension plan costs for the years ended December 31, 1996, 1995 and 1994 were $812,000, $573,000 and
$1,046,000, respectively.

     An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $687,000 in 1996, $720,000 in 1995 and $718,000 in 1994.

     Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, were $2.8 million in 1996 and $2.4 million in 1995 and 1994. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $1.3 million in 1996, $1.6 million in 1995 and 1994.


 6.   COMMON SHAREHOLDER'S EQUITY:

     The Company received from AEP Co., Inc. cash capital contributions of $30 million in 1996 and $10 million in both 1995 and 1994 which were credited to paid-in capital. There were no other transactions affecting common stock and paid-in capital accounts in 1996, 1995 and 1994.

7.  FEDERAL INCOME TAXES:

The details of federal income taxes as reported are as follows:

                                                         Year Ended December 31,
                                                       1996       1995       1994
                                                             (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                            $ 5,118     $7,935     $ 5,097
  Deferred                                             1,857     (2,373)     (1,198)
  Deferred Investment Tax Credits                     (1,232)    (1,243)     (1,258)
    Total                                              5,743      4,319       2,641
Charged (Credited) to Nonoperating Income (net):
  Current                                               (473)      (163)       (227)
  Deferred                                                 7         (7)        (41)
  Deferred Investment Tax Credits                       (158)      (235)       (195)
    Total                                               (624)      (405)       (463)
Total Federal Income Taxes as Reported               $ 5,119    $ 3,914     $ 2,178

  The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                          Year Ended December 31,
                                                        1996       1995       1994
                                                              (in thousands)
Net Income                                             $16,973     $25,128   $25,273
Federal Income Taxes                                     5,119       3,914     2,178
Pre-tax Book Income                                    $22,092     $29,042   $27,451

Federal Income Taxes on Pre-tax Book Income
  at Statutory Rate (35%)                              $ 7,732     $10,165   $ 9,608
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                         1,694        (648)     (671)
    Removal Costs                                         (979)       (979)     (979)
    Amortization of Deferred Federal Income Tax
     in Excess of the Statutory Tax Rate                  (339)     (1,355)   (1,355)
    Allowance For Funds Used During Construction          (389)       (390)     (392)
    Percentage Repair Allowance                           (445)       (433)     (428)
    Corporate Owned Life Insurance                        (479)       (826)     (615)
    Investment Tax Credits (net)                        (1,390)     (1,478)   (1,453)
    Prior Year Federal Income Tax Accrual Adjustment        -          -      (1,100)
    Other                                                  (286)      (142)     (437)
Total Federal Income Taxes as Reported                  $ 5,119    $ 3,914   $ 2,178
Effective Federal Income Tax Rate                         23.2%      13.5%      7.9%

  The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:
                                         December 31,
                                      1996         1995
                                       (in thousands)

Deferred Tax Assets                 $  30,919   $  29,653
Deferred Tax Liabilities             (184,457)   (174,658)
  Net Deferred Tax Liabilities      $(153,538)  $(145,005)

Property Related Temporary
  Differences                       $(108,276)  $(105,234)
Amounts Due From Customers For
  Future Federal Income Taxes         (18,734)    (18,228)
Deferred State Income Taxes           (30,711)    (25,487)
All Other (net)                         4,183       3,944
    Total Net Deferred
      Tax Liabilities               $(153,538)  $(145,005)

  KPCo joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935
Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc. is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a sepa-rate return result for each company in the consolidated group.

  The AEP System has settled with the Internal Revenue Service
(IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company for 1991 through 1993 should not be allowed. The COLI program was established in 1992 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would reduce earnings by approximately $5 million (including interest). Management believes it will ultimately prevail on this issue and will vigorously contest any adjustments that may be assessed. Accordingly, no provision for this amount has been recorded. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


8.  LEASES:

  Leases of property, plant and equipment are for periods up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

  Lease rentals are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:
                                     Year Ended December 31,
                                    1996       1995      1994
                                          (in thousands)
Operating Leases                  $  402      $ 564    $  653
Amortization of Capital
  Leases                           2,652      2,111     1,646
Interest on Capital Leases           707        513       459
  Total Rental Costs              $3,761     $3,188    $2,758

  Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                          December 31,
                                       1996        1995
                                         (in thousands)

Electric Utility Plant:
 Production                           $  1,586     $ 1,352
  General                               18,475      13,731
    Total Electric Utility Plant        20,061      15,083
 Accumulated Amortization                7,211       5,664
    Net Properties under Capital Lease $12,850     $ 9,419

Capital Lease Obligations:
  Noncurrent Liability                 $ 9,833      $7,064
  Liability Due Within One Year          3,017       2,355
    Total Capital Lease Obligations    $12,850      $9,419

  Capital lease obligations are included in other noncurrent and other current liabilities on the Balance Sheets. Properties under operating leases and related obligations are not included in the Balance
Sheets.

  Future minimum lease payments consisted of the following at December
31, 1996:
                                                          Non-
                                                          cancelable
                                         Capital          Operating
                                         Leases           Leases
                                             (in thousands)
  1997                                   $ 3,651          $   492
  1998                                     2,961              286
  1999                                     2,499              160
  2000                                     1,943               98
  2001                                     1,208               11
  Later Years                              2,388                -
  Total Future Minimum Lease Payments     14,650           $1,047
  Less Estimated Interest Element          1,800
Estimated Present Value of
    Future Minimum Lease Payments        $12,850

9. LONG-TERM DEBT AND LINES OF CREDIT:

  Long-term debt was outstanding as follows:
                                           December 31,
                                         1996      1995
                                         (in thousands)
First Mortgage Bonds:
  5 1/8% due January 1, 1996           $   -     $ 29,436
  7.20%  due December 1, 1999            35,000    35,000
  8.95%  due May 10, 2001                20,000    20,000
  8.90%  due May 21, 2001                40,000    40,000
  7 7/8% due September 1, 2002             -       45,000
  6.65%  due May 1, 2003                 15,000    15,000
  6.70%  due June 1, 2003                15,000    15,000
  6.70%  due July 1, 2003                15,000    15,000
  7.90%  due June 1, 2023                15,000    15,000
  7.90%  due June 1, 2023                25,000    25,000
  Unamortized Discount (net)               (695)     (765)
    Total                               179,305   253,671

Notes Payable to Banks:
  6.42% due April 1, 1999                25,000      -
  6.57% due April 1, 2000                25,000      -
  7.445% due September 20, 2002          25,000      -
                                         75,000      -

Junior Subordinated Deferrable
  Interest Debentures
  8.72% Series A
   due June 30, 2025                     40,000    40,000
  Unamortized Discount                   (1,107)   (1,146)
    Total                                38,893    38,854
Less Portion Due Within One Year           -       29,436

    Total                              $293,198  $263,089


  Certain first mortgage bond indentures contain maintenance and replacement provisions requiring the deposit of cash or bonds with a trustee or, in lieu thereof, certification of unfunded property additions.

  At December 31, 1996 annual long-term debt payments, excluding premium and discount, are as follows:

                                                 Principal Amount
                                                  (in thousands)

 1997                                                $   -
 1998                                                    -
 1999                                                  60,000
 2000                                                  25,000
 2001                                                  60,000
 Later Years                                          150,000
   Total                                              $295,000

  Short-term debt borrowings are limited by provisions of the 1935 Act to $150 million. Lines of credit are shared with AEP System companies and at
December 31, 1996 and 1995 were available in the amounts of $409 million and $372 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit.
Outstanding short-term debt consisted of:
                                              Year-end
                              Balance         Weighted
                            Outstanding       Average
                          (in thousands)   Interest Rate

December 31, 1996:
  Notes Payable              $33,800           6.1%
  Commercial Paper            17,875           6.5%
    Total                    $51,675           6.2%
December 31, 1995:
  Notes Payable              $15,950           6.1%
  Commercial Paper            11,100           6.1%
    Total                    $27,050           6.1%


10.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The carrying amount of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximates fair value because of the short-term maturities of these instruments. At December 31, 1996 and 1995 the fair value of long-term debt was $304 million and $307 million, respectively, based on quoted market prices for the same or similar issues and the current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt was $293.2 million and $292.5 million at December 31, 1996 and 1995, respectively.


11. SUPPLEMENTARY INFORMATION:
                                 Year Ended December 31,
                                 1996       1995     1994
                                      (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)       $24,069    $23,581  $20,604
  Income Taxes                   9,012      6,453    7,606
Noncash Acquisitions under
    Capital Leases were          6,322      3,651    3,339


12. UNAUDITED QUARTERLY FINANCIALINFORMATION:

Quarterly Periods      Operating      Operating      Net
     Ended              Revenues       Income      Income

1996
 March 31               $88,589       $13,158      $6,756
 June 30                 78,730         8,301       2,369
 September 30            78,499        10,393       4,441
 December 31             77,503         9,491       3,407

1995
 March 31                85,302        13,643       7,815
 June 30                 72,699         8,562       2,547
 September 30            79,532        12,171       6,000
 December 31             90,611        14,645       8,766