Form 10-K405, Exhibit 13
period 1997-12-31
KENTUCKY POWER CO
filed 1998-03-27
CIK 55373

KENTUCKY POWER COMPANY
SELECTED FINANCIAL DATA


                                                        Year Ended December 31,
                                         1997        1996        1995        1994        1993
                                                            (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues                   $359,543    $323,321    $328,144    $307,443    $294,252
  Operating Expenses                    312,687     281,978     279,123     261,354     255,516
  Operating Income                       46,856      41,343      49,021      46,089      38,736
  Nonoperating Income (Loss)               (464)       (594)          3        (102)         59
  Income Before Interest Charges         46,392      40,749      49,024      45,987      38,795
  Interest Charges                       25,646      23,776      23,896      20,714      20,764
  Net Income                           $ 20,746    $ 16,973    $ 25,128    $ 25,273    $ 18,031


                                                              December 31,
                                         1997        1996        1995        1994        1993
                                                            (in thousands)
BALANCE SHEETS DATA:

  Electric Utility Plant              $1,006,955  $951,602    $879,657    $851,912     $807,428
  Accumulated Depreciation
    and Amortization                     296,318   286,640     270,590     259,984      248,673
  Net Electric Utility Plant          $  710,637  $664,962    $609,067    $591,928     $558,755

  Total Assets                        $  886,671  $833,579    $772,198    $739,795     $695,866

  Common Stock and
    Paid-in Capital                   $  179,200  $159,200    $129,200    $119,200     $109,200
  Retained Earnings                       78,076    84,090      91,381      89,173       85,296
  Total Common Shareholder's
    Equity                            $  257,276  $243,290    $220,581    $208,373     $194,496

  Long-term Debt(a)                   $  341,051  $293,198    $292,525    $253,583     $253,495

  Total Capitalization and
    Liabilities                       $  886,671  $833,579    $772,198    $739,795     $695,866


(a)  Including portion due within one year.

KENTUCKY POWER COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS


   Net income for 1997 increased $3.8 million or 22.2% due mainly to lower maintenance expenses as a result of a 1996 scheduled maintenance outage of Big Sandy Plant Unit 2 which was out of service for 95 days in 1996 for general boiler inspection and repair. The unavailability of generating capability meant that the Company had to buy replacement power to meet internal demand and had fewer sales to the AEP System Power Pool (Power Pool) in 1996.

Operating Revenues Increase

   In 1997 operating revenues increased $36.2 million or 11.2% as revenues from wholesale sales increased significantly due to increased sales to affiliated companies and new power marketing transactions which began in July 1997. The substantial increase in wholesale revenues was largely offset by increased fuel and purchased power expenses. The following analyzes the increase in operating revenues.

                                 Increase (Decrease)
(dollars in millions)            From Previous Year
                                  Amount           %
Retail:
  Price Variance . . . . . . . .  $ 2.6
  Volume Variance. . . . . . . .    3.0
  Fuel Cost Recoveries . . . . .   (3.5)
                                    2.1           0.8
Wholesale:
  Price Variance . . . . . . . .   (9.8)
  Volume Variance. . . . . . . .   42.0
                                   32.2          56.3

Other Operating Revenues. . . . .   1.9
  Total . . . . . . . . . . . . . $36.2          11.2

   The substantial increase in wholesale revenues was due to increased sales of energy to the Power Pool, reflecting the increased availability of Big Sandy Plant Unit 2, and new power marketing transactions with unaffiliated entities which began in July 1997 when AEP began a new power marketing business as part of developing a national power trading business. The new power marketing transactions are for the purchase and sale of electricity outside the AEP transmission system.

Operating Expenses Increase

Operating expenses increased $30.7 million or 10.9% due to increases in all categories of expense except maintenance. The changes in operating expenses can be analyzed as follows:

                                        Increase (Decrease)
(dollars in millions)                   From Previous Year
                                      Amount           %

Fuel. . . . . . . . . . . . . . . . . $ 9.4          13.8
Purchased Power . . . . . . . . . . .  17.5          18.1
Other Operation . . . . . . . . . . .   5.2          11.2
Maintenance . . . . . . . . . . . . .  (8.4)        (25.5)
Depreciation. . . . . . . . . . . . .   1.3           5.4
Taxes Other Than Federal Income Taxes   1.6          20.6
Federal Income Taxes. . . . . . . . .   4.1          71.8

     Total. . . . . . . . . . . . . . $30.7          10.9

   The increase in fuel expense reflects increased generation in 1997 as Big Sandy Plant Unit 2 returned to service following the maintenance outage in 1996.

   Purchased power expense increased mainly due to the Company's share of purchases of power by AEP's new power marketing business.

   The increase in other operation expense reflects the effect of gains on the sale of emission allowances in 1996 and higher transmission and administrative and general expenses in 1997.

   Maintenance expense decreased in 1997 reflecting the cost of scheduled steam plant maintenance work at Big Sandy Plant in 1996.

   The increase in depreciation and amortization expense reflects additional investment in depreciable plant as a result of the capitalization of additions made to Big Sandy Plant Unit 2 in 1996 and improvements to the distribution system.

   Taxes other than federal income taxes increased due to increased Kentucky state income taxes reflecting a rise in pre-tax operating income and the effect of favorable accrual adjustments recorded in 1996.

   The increase in federal income tax expense attributable to operations was primarily due to an increase in pre-tax operating income, changes in certain book/tax differences accounted for on a flow-through basis for ratemaking purposes.



   Interest charges rose $1.9 million or 7.9% due to increased outstanding balances of long-term debt reflecting the issuance of notes payable in 1997 and 1996.

INDEPENDENT AUDITORS' REPORT





To the Shareholder and Board of
Directors of Kentucky Power Company:

We have audited the accompanying balance sheets of Kentucky Power Company as of December 31, 1997 and 1996, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kentucky Power Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 24, 1998

KENTUCKY POWER COMPANY
STATEMENTS OF INCOME


                                                                 Year Ended December 31,
                                                             1997          1996          1995
                                                                      (in thousands)

OPERATING REVENUES                                         $359,543      $323,321      $328,144

OPERATING EXPENSES:
  Fuel                                                       77,051        67,697        80,337
  Purchased Power                                           113,938        96,485        88,472
  Other Operation                                            51,544        46,347        45,253
  Maintenance                                                24,417        32,793        27,877
  Depreciation and Amortization                              26,474        25,123        24,434
  Taxes Other Than Federal Income Taxes                       9,397         7,790         8,431
  Federal Income Taxes                                        9,866         5,743         4,319
      TOTAL OPERATING EXPENSES                              312,687       281,978       279,123

OPERATING INCOME                                             46,856        41,343        49,021

NONOPERATING INCOME (LOSS)                                     (464)         (594)            3

INCOME BEFORE INTEREST CHARGES                               46,392        40,749        49,024

INTEREST CHARGES                                             25,646        23,776        23,896

NET INCOME                                                 $ 20,746      $ 16,973      $ 25,128



STATEMENTS OF RETAINED EARNINGS




                                                                 Year Ended December 31,
                                                              1997          1996          1995
                                                                       (in thousands)

RETAINED EARNINGS JANUARY 1                                 $84,090       $91,381       $89,173

NET INCOME                                                   20,746        16,973        25,128

CASH DIVIDENDS DECLARED                                      26,760        24,264        22,920

RETAINED EARNINGS DECEMBER 31                               $78,076       $84,090       $91,381

See Notes to Financial Statements.

KENTUCKY POWER COMPANY
BALANCE SHEETS



                                                                            December 31,
                                                                         1997            1996
                                                                            (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
  Production                                                         $  249,184        $244,805
  Transmission                                                          303,456         264,563
  Distribution                                                          350,793         329,184
  General                                                                71,462          64,650
  Construction Work in Progress                                          32,060          48,400
         Total Electric Utility Plant                                 1,006,955         951,602
  Accumulated Depreciation and Amortization                             296,318         286,640
         NET ELECTRIC UTILITY PLANT                                     710,637         664,962


OTHER PROPERTY AND INVESTMENTS                                            6,591           6,452


CURRENT ASSETS:
  Cash and Cash Equivalents                                               1,381           1,106
  Accounts Receivable:
    Customers                                                            24,127          22,862
    Affiliated Companies                                                  1,722           2,198
    Miscellaneous                                                         3,276           3,529
    Allowance for Uncollectible Accounts                                   (525)           (272)
  Fuel - at average cost                                                 10,685           9,244
  Materials and Supplies - at average cost                               14,054          13,175
  Accrued Utility Revenues                                               12,981           8,175
  Prepayments                                                             1,538           2,011
          TOTAL CURRENT ASSETS                                           69,239          62,028


REGULATORY ASSETS                                                        90,045          88,776

DEFERRED CHARGES                                                         10,159          11,361

          TOTAL                                                      $  886,671        $833,579

See Notes to Financial Statements.

KENTUCKY POWER COMPANY



                                                                              December 31,
                                                                           1997         1996
                                                                            (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - Par Value $50:
    Authorized - 2,000,000 Shares
    Outstanding - 1,009,000 Shares                                      $ 50,450      $ 50,450
  Paid-in Capital                                                        128,750       108,750
  Retained Earnings                                                       78,076        84,090
            Total Common Shareholder's Equity                            257,276       243,290
  Long-term Debt                                                         341,051       293,198
            TOTAL CAPITALIZATION                                         598,327       536,488


OTHER NONCURRENT LIABILITIES                                              26,693        19,467

CURRENT LIABILITIES:
  Short-term Debt                                                         36,500        51,675
  Accounts Payable - General                                              13,842        16,272
  Accounts Payable - Affiliated Companies                                 10,732        14,785
  Customer Deposits                                                        3,660         3,409
  Taxes Accrued                                                            6,130         5,064
  Interest Accrued                                                         6,015         5,217
  Other                                                                   14,935         9,199

           TOTAL CURRENT LIABILITIES                                      91,814       105,621

DEFERRED INCOME TAXES                                                    153,945       153,538

DEFERRED INVESTMENT TAX CREDITS                                           15,615        17,007

DEFERRED CREDITS                                                             277         1,458

COMMITMENTS AND CONTINGENCIES (Note 4)

                    TOTAL                                               $886,671      $833,579

KENTUCKY POWER COMPANY
STATEMENTS OF CASH FLOWS



                                                                   Year Ended December 31,
                                                               1997         1996         1995
                                                                       (in thousands)
OPERATING ACTIVITIES:
  Net Income                                                $ 20,746     $ 16,973     $ 25,128
  Adjustments for Noncash Items:
   Depreciation and Amortization                              26,486       25,196       24,507
   Deferred Income Taxes                                         741        1,864       (2,380)
   Deferred Investment Tax Credits                            (1,392)      (1,390)      (1,478)
  Changes in Certain Current Assets and Liabilities:
    Accounts Receivable (net)                                   (283)       1,596       (8,467)
    Fuel, Materials and Supplies                              (2,320)      (6,412)       5,343
    Accrued Utility Revenues                                  (4,806)       5,325       (4,372)
    Accounts Payable                                          (6,483)       9,291        2,346
  Other (net)                                                  8,576       (7,410)       1,162
     Net Cash Flows From Operating Activities                 41,265       45,033       41,789

INVESTING ACTIVITIES:
  Construction Expenditures                                  (66,642)     (75,816)     (39,264)
  Proceeds from Sales of Property                               -             250         -
        Net Cash Flows Used For Investing Activities         (66,642)     (75,566)     (39,264)

FINANCING ACTIVITIES:
  Capital Contributions from Parent Company                   20,000       30,000       10,000
  Issuance of Long-term Debt                                  47,587       74,985       38,647
  Retirement of Long-term Debt                                  -         (74,738)        -
  Change in Short-term Debt (net)                            (15,175)      24,625      (28,100)
  Dividends Paid                                             (26,760)     (24,264)     (22,920)
        Net Cash Flows From (Used For) Financing Activities   25,652       30,608       (2,373)

Net Increase in Cash and Cash Equivalents                        275           75          152
Cash and Cash Equivalents January 1                            1,106        1,031          879
Cash and Cash Equivalents December 31                       $  1,381     $  1,106     $  1,031

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS


1.  SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Kentucky Power Company (the Company or KPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. KPCo is engaged in the generation, sale, purchase, transmission and distribution of electric power serving 168,000 retail customers in eastern Kentucky. Wholesale electric power is supplied to neighboring utility systems, power marketers and the American Electric Power
(AEP) System Power Pool (Power Pool). As a member of the AEP Power Pool and a signatory company to the American Electric Power System (AEP System) Transmission Equalization Agreement, KPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

Regulation

   As a subsidiary of AEP Co., Inc., the Company is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Kentucky Public Service Commission
(KPSC). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Basis of Accounting

   As a cost-based rate-regulated entity, KPCo's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

Use of Estimates

   The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of estimates. Actual results could differ from those estimates.

Utility Plant

   Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements of plant are deducted from the electric utility plant in service account and deducted from accumulated depreciation together with associated removal costs, net of salvage. The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1997, 1996 and 1995 were not significant.

Depreciation and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of property and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                              Annual Composite
of Property                                   Depreciation Rates

Production                                        3.8%
Transmission                                      1.7%
Distribution                                      3.5%
General                                           2.5%

   Expenditures to demolish and remove plant are recovered through depreciation charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues and Fuel Cost

   Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues. Changes in retail jurisdictional fuel costs are deferred until reflected in billings to customers in later months through a fuel adjustment mechanism. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Investment Tax Credits

   Based on directives of regulatory commissions, the Company reflected investment tax credits in rates and on its books on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment. The Company's policy with regard to investment tax credits for nonutility property is to practice the flow-through method of accounting.

Debt

   Gains and losses on reacquisition of debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced, the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

   Debt discount or premium and expenses of debt issuance are amortized over the term of the related debt, with the amortization included in interest charges.

Other Property and Investments

   Other property and investments are stated at cost.


2. EFFECTS OF REGULATION:

   In accordance with SFAS No. 71 the financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues from cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS No. 71 requires that the Company's rates be cost-based regulated. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS No. 71. In the event a portion of the Company's business were to no longer meet those requirements, net regulatory assets would have to be written off for that portion of the business and assets attributable to that portion of the business would have to be tested for possible impairment and if required an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded investment.

   Recognized regulatory assets and liabilities are comprised of the following:
                                             December 31,
                                           1997       1996
                                           (in thousands)
Regulatory Assets:
  Amounts Due From Customers for
   Future Income Taxes                   $83,904    $84,238
  Other                                    6,141      4,538

  Total Regulatory Assets                $90,045    $88,776

Regulatory Liabilities:
  Deferred Investment Tax Credits        $15,615    $17,007
  Other*                                    -         1,142

  Total Regulatory Liabilities           $15,615    $18,149

* Included in Deferred Credits on the Balance Sheets.


3. RATE MATTERS

   In a May 27, 1997 order the KPSC approved the Company's request to establish a monthly surcharge to recover environmental compliance costs. In approving the surcharge the KPSC denied inclusion of certain environmental compliance costs in the surcharge. The surcharge was applied to bills rendered on and after July 7, 1997. However, as part of the May 27, 1997 order the KPSC directed the Company to refund to ratepayers emission allowance sale proceeds, through a reduction of the first twelve months of environmental surcharge revenues. This matter is being appealed. The ultimate resolution of this matter will not have a significant impact on results of operation, cash flows or financial condition.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made to support the Company's utility operations. Such commitments do not include any expenditures for new generating capacity. Aggregate construction program expenditures for 1998-2000 are estimated to be $139 million.

   Long-term fuel supply contracts generally contain clauses that provide for periodic price adjustments. The contracts are for various terms, the longest of which extends to the year 2001 and contain various clauses that would release the Company from its obligation under certain force majeure conditions. A KPSC fuel adjustment mechanism generally provides for recovery of changes in the cost of fuel.

   A constructive marketing program enables residential customers to borrow from area banks to purchase energy efficient electrical equipment, such as heat pumps. KPCo guarantees the loan principal plus interest. The guaranteed amounts totaled $12 million at December 31, 1997.

Revised Air Quality Standards

   On July 18, 1997, the United States Environmental Protection Agency published a revised National Ambient Air Quality Standard (NAAQS) for ozone and a new NAAQS for fine particulate matter (less than 2.5 microns in size). The new ozone standard is expected to result in redesignation of a number of areas of the country that are currently in compliance with the existing standard to nonattainment status which could ultimately dictate more stringent emission restrictions for AEP System generating units. New stringent emission restrictions on AEP System generating units to achieve attainment of the fine particulate matter standard could also be imposed. The AEP System operating companies joined with other utilities to appeal the revised NAAQS and filed petitions for review in August and September 1997 in the U.S. Court of Appeals for the District of Columbia Circuit. Management is unable to estimate compliance costs without knowledge of the reductions that may be necessary to meet the new standards. If such costs are significant, they could have a material adverse effect on results of operations, cash flows and possibly financial condition unless recovered.

Litigation

   KPCo is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.


5. RELATED-PARTY TRANSACTIONS:

   KPCo has a Unit Power Purchase Agreement with AEP Generating Company (AEGCo) an affiliated company, which expires in 2004. The agreement provides for the Company to purchase 15% of the total output of the two unit 2,600-mw capacity Rockport Generating Plant. Under the Unit Power Purchase Agreement there is a demand charge for the right to receive the power, which is payable even if the power is not taken. The amount of the demand charge is such that when added to other amounts received by AEGCo, it will enable AEGCo to recover all its fixed expenses including a FERC-approved rate of return on common equity.

   Demand charges payable even if the power is not taken and energy purchases under the Unit Power Purchase Agreement were included in purchased power expense as follows:

                             Year Ended December 31,
                            1997       1996       1995
                                  (in thousands)

Demand Charge             $39,993    $39,622    $39,608
Energy Charge              28,393     27,743     29,027
     Total                $68,386    $67,365    $68,635

   Benefits and costs of the System's generating plants are shared by members of the AEP Power Pool. The Company is a member of the Power Pool. Under the terms of the System Interconnection
Agreement, capacity charges and credits are designed to allocate the cost of the System's generating reserves among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

   Operating revenues include $41.0 million in 1997, $28.0 million in 1996 and $38.9 million in 1995 for energy supplied to the Power Pool.

   Since the Company's internal peak demand exceeds its generating capacity, charges for Power Pool capacity reservation, which is a charge for the right to receive power even if the power is not taken, and for energy received from the Power Pool were included in purchased power expense as follows:

                             Year Ended December 31,
                            1997       1996       1995
                                  (in thousands)

Capacity Charge           $ 7,196    $ 6,425    $ 6,489
Energy Charge              13,855     19,741      9,493
     Total                $21,051    $26,166    $15,982

   Power Pool members share in wholesale sales to unaffiliated entities made by the Power Pool. The Company's share of these wholesale power pool sales was included in operating revenues in the amount of $45.9 million in 1997, $26.7 million in 1996 and $19.2 million in 1995.

   In addition, the Power Pool purchases power from unaffiliated companies for resale to other unaffiliated entities. The Company's share of these purchases was included in purchased power expense and totaled $24.5 million (including new power marketing transactions) in 1997, $3.0 million in 1996 and $3.9 million in 1995. Revenues from these transactions, including a transmission fee for power that passes through the AEP System transmission network, are included in the above Power Pool wholesale operating revenues.

   AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership of those facilities in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement since the Company's relative investment in transmission facilities is greater than its relative peak demand, other operation expense includes equalization credits of $2.7 million, $3.3 million and $3.5 million in 1997, 1996 and 1995, respectively.

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


6. BENEFIT PLANS:

   KPCo participates in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. Net pension plan costs for the years ended December 31, 1997, 1996 and 1995 were $424,000, $812,000 and $573,000, respectively.

   Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, were $2.1 million in 1997, $2.8 million in 1996 and $2.4 million in 1995. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $1.1 million in 1997, $1.3 million in 1996 and $1.6 million in 1995.

   An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $714,000 in 1997, $687,000 in 1996 and $720,000 in 1995.


7. COMMON SHAREHOLDER'S EQUITY:

   The Company received from AEP Co., Inc. cash capital contributions of $20 million in 1997, $30 million in 1996 and $10 million in 1995 which were credited to paid-in capital. There were no other transactions affecting common stock and paid-in capital accounts in 1997, 1996 and 1995.


8. FEDERAL INCOME TAXES:

    The details of federal income taxes as reported are as follows:

                                                 Year Ended December 31,
                                             1997         1996        1995
                                                     (in thousands)

Charged (Credited) to Operating
  Expenses (net):
    Current                                $10,425      $ 5,118     $ 7,935
    Deferred                                   660        1,857      (2,373)
    Deferred Investment Tax Credits         (1,219)      (1,232)     (1,243)
      Total                                  9,866        5,743       4,319
Charged (Credited) to Nonoperating
  Income (net):
    Current                                   (359)        (473)       (163)
    Deferred                                    81            7          (7)
    Deferred Investment Tax Credits           (173)        (158)       (235)
      Total                                   (451)        (624)       (405)
Total Federal Income Taxes as Reported     $ 9,415      $ 5,119     $ 3,914

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                 Year Ended December 31,
                                             1997         1996        1995
                                                     (in thousands)

Net Income                                 $20,746      $16,973     $25,128
Federal Income Taxes                         9,415        5,119       3,914
Pre-tax Book Income                        $30,161      $22,092     $29,042

Federal Income Taxes on Pre-tax Book
  Income at Statutory Rate (35%)           $10,556      $ 7,732     $10,165
Increase (Decrease) in Federal Income
  Taxes Resulting From the Following Items:
    Depreciation                             1,850        1,694        (648)
    Removal Costs                             (840)        (979)       (979)
    Amortization of Deferred Federal Income
      Tax in Excess of the Statutory Tax Rate   -          (339)     (1,355)
    Allowance For Funds Used During
      Construction                            (364)        (389)       (390)
    Percentage Repair Allowance               (456)        (445)       (433)
    Corporate Owned Life Insurance            (328)        (479)       (826)
    Investment Tax Credits (net)            (1,392)      (1,390)     (1,478)
    Other                                      389         (286)       (142)

Total Federal Income Taxes as Reported     $ 9,415      $ 5,119     $ 3,914

Effective Federal Income Tax Rate            31.2%        23.2%       13.5%

   The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to it:
                                         December 31,
                                      1997         1996
                                       (in thousands)

Deferred Tax Assets                 $  34,276   $  30,919
Deferred Tax Liabilities             (188,221)   (184,457)
  Net Deferred Tax Liabilities      $(153,945)  $(153,538)

Property Related Temporary
  Differences                       $(108,850)  $(108,276)
Amounts Due From Customers For
  Future Federal Income Taxes         (18,320)    (18,734)
Deferred State Income Taxes           (31,561)    (30,711)
Other (net)                             4,786       4,183
    Total Net Deferred
      Tax Liabilities               $(153,945)  $(153,538)

   KPCo joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determin-ing their current tax expense. The tax loss of the System parent company, AEP Co., Inc. is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System has settled with the Internal Revenue Service
(IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company should not be allowed. The COLI program was established in 1992 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1997 would reduce earnings by approximately $6 million (including interest). Management believes it has meritorious defenses and will vigorously contest any proposed adjustments. No provisions for this amount have been recorded. In the event the Company is unsuccessful it could have a material adverse impact on results of operations and cash flows.


9. LEASES:

   Leases of property, plant and equipment are for periods up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

   Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                                     Year Ended December 31,
                                  1997        1996        1995
                                         (in thousands)

Operating Leases                 $  369      $  402      $  564
Amortization of Capital Leases    3,541       2,652       2,111
Interest on Capital Leases        1,548         707         513
  Total Rental Costs             $5,458      $3,761      $3,188



   Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:

                                             December 31,
                                          1997        1996
                                           (in thousands)

Electric Utility Plant:
 Production                              $ 2,000     $ 1,586
  General                                 24,814      18,475
    Total Electric Utility Plant          26,814      20,061
 Accumulated Amortization                  8,089       7,211
    Net Properties under Capital Lease   $18,725     $12,850

Capital Lease Obligations:
  Noncurrent Liability                   $15,006     $ 9,833
  Liability Due Within One Year            3,719       3,017
    Total Capital Lease Obligations      $18,725     $12,850

   Capital lease obligations are included in other noncurrent and other current liabilities on the Balance Sheets. Properties under operating leases and related obligations are not included in the Balance Sheets.

Future minimum lease payments consisted of the following at
December 31, 1997:
                                                 Non-
                                                 cancelable
                                     Capital     Operating
                                     Leases      Leases
                                       (in thousands)

1998                                 $ 4,859        $268
1999                                   4,448         196
2000                                   3,653         134
2001                                   2,932          66
2002                                   2,449          -
Later Years                            4,377          -
Total Future Minimum Lease Payments   22,718        $664
Less Estimated Interest Element        3,993
Estimated Present Value of
      Future Minimum Lease Payments  $18,725

10. LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:

                                           December 31,
                                         1997        1996
                                          (in thousands)

First Mortgage Bonds                   $179,410    $179,305
Senior Unsecured Notes                   47,708        -
Notes Payable                            75,000      75,000
Junior Debentures                        38,933      38,893

    Total                              $341,051    $293,198

                                            December 31,
                                         1997        1996
First Mortgage Bonds:                     (in thousands)
% Rate Due
7.20   1999 - December 1               $ 35,000    $ 35,000
8.95   2001 - May 10                     20,000      20,000
8.90   2001 - May 21                     40,000      40,000
6.65   2003 - May 1                      15,000      15,000
6.70   2003 - June 1                     15,000      15,000
6.70   2003 - June 1                     15,000      15,000
7.90   2023 - June 1                     15,000      15,000
7.90   2023 - June 1                     25,000      25,000
Unamortized Discount (net)                 (590)       (695)
    Total                              $179,410    $179,305

   Certain first mortgage bond indentures contain maintenance and replacement provisions requiring the deposit of cash or bonds with a trustee or, in lieu thereof, certification of unfunded property additions.

   In October 1997 the Company issued $48,000,000 of 6.91% Senior
Unsecured Notes due October 7, 2007.  The unamortized discount at
December 31, 1997 is $292,000.

                                            December 31,
                                         1997        1996
Notes Payable to Banks:                   (in thousands)
% Rate Due
6.42   1999 - April 1                  $25,000     $25,000
6.57   2000 - April 1                   25,000      25,000
7.445  2002 - September 20              25,000      25,000
  Total                                $75,000     $75,000

Junior debentures are composed of the following:

                                            December 31,
                                         1997        1996
                                          (in thousands)
% Rate Due
8.72   2025 - June 30                  $40,000     $40,000
Unamortized Discount                    (1,067)     (1,107)
  Total                                $38,933     $38,893

   Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

   At December 31, 1997, annual long-term debt payments are as follows:

                                      Amount
                                  (in thousands)

    1998                             $   -
    1999                               60,000
    2000                               25,000
    2001                               60,000
    2002                               25,000
    Later Years                       173,000
      Total Principal Amount          343,000
    Unamortized Discount               (1,949)
        Total                        $341,051

   Short-term debt borrowings are limited by provisions of the 1935 Act to $150 million. Lines of credit are shared with AEP System companies and at December 31, 1997 and 1996 were available in the amounts of $442 million and $409 million, respectively. Facility fees of approximately 1/10 of 1% of the short-term lines of credit are required to maintain the lines of credit. Outstanding short-term debt consisted of:

                                              Year-end
                              Balance         Weighted
                            Outstanding       Average
                          (in thousands)   Interest Rate

December 31, 1997:
  Commercial Paper           $36,500           6.8%

December 31, 1996:
  Notes Payable              $33,800           6.1%
  Commercial Paper            17,875           6.5%
    Total                    $51,675           6.2%

11. FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The carrying amount of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximates fair value because of the short-term maturities of these instruments.
At December 31, 1997 and 1996 the fair value of long-term debt was $359 million and $304 million, respectively, based on quoted market prices for the same or similar issues and the current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt was $341 million and $293 million at December 31, 1997 and 1996, respectively.


12. SUPPLEMENTARY INFORMATION:

                                 Year Ended December 31,
                                 1997       1996     1995
                                      (in thousands)

Cash was paid for:
  Interest (net of
    capitalized amounts)       $24,490    $24,069  $23,581
  Income Taxes                  11,359      9,012    6,453
Noncash Acquisitions under
    Capital Leases               8,653      6,322    3,651


13. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods      Operating      Operating      Net
     Ended              Revenues       Income      Income

1997
 March 31              $ 88,580       $15,240      $9,131
 June 30                 78,101         9,429       3,141
 September 30            89,791        10,837       4,452
 December 31            103,071        11,350       4,022

1996
 March 31               $88,589       $13,158      $6,756
 June 30                 78,730         8,301       2,369
 September 30            78,499        10,393       4,441
 December 31             77,503         9,491       3,407