Form 10-K405, Exhibit 13
period 1998-12-31
KENTUCKY POWER CO
filed 1999-03-29
CIK 55373

KENTUCKY POWER COMPANY
SELECTED FINANCIAL DATA


                                                        Year Ended December 31,
                                         1998        1997        1996        1995        1994
                                                            (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues                   $362,999    $340,635    $323,321    $328,144    $307,443
  Operating Expenses                    311,106     293,779     281,978     279,123     261,354
  Operating Income                       51,893      46,856      41,343      49,021      46,089
  Nonoperating Income (Loss)             (1,726)       (464)       (594)          3        (102)
  Income Before Interest Charges         50,167      46,392      40,749      49,024      45,987
  Interest Charges                       28,491      25,646      23,776      23,896      20,714
  Net Income                           $ 21,676    $ 20,746    $ 16,973    $ 25,128    $ 25,273


                                                              December 31,
                                         1998        1997        1996        1995        1994
                                                            (in thousands)
BALANCE SHEETS DATA:

  Electric Utility Plant              $1,043,711  $1,006,955  $951,602    $879,657     $851,912
  Accumulated Depreciation
    and Amortization                     315,546     296,318   286,640     270,590      259,984
  Net Electric Utility Plant          $  728,165  $  710,637  $664,962    $609,067     $591,928

  Total Assets                        $  921,847  $  886,671  $833,579    $772,198     $739,795

  Common Stock and
    Paid-in Capital                   $  199,200  $  179,200  $159,200    $129,200     $119,200
  Retained Earnings                       71,452      78,076    84,090      91,381       89,173
  Total Common Shareholder's
    Equity                            $  270,652  $  257,276  $243,290    $220,581     $208,373

  Long-term Debt(a)                   $  368,838  $  341,051  $293,198    $292,525     $253,583

  Total Capitalization and
    Liabilities                       $  921,847  $  886,671  $833,579    $772,198     $739,795


(a)  Including portion due within one year.

KENTUCKY POWER COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS


Net Income Increases

   Net income for 1998 increased $0.9 million or 4% largely as a result of growth in wholesale power marketing, trading and transmission service revenues.

Operating Revenues Increase

   Operating revenues increased $22.4 million or 7% due to increased revenues from wholesale sales and transmission services. The increase in operating revenues is as follows:

                                 Increase (Decrease)
(dollars in millions)            From Previous Year
                                  Amount           %
Retail:
  Residential                     $(1.2)
  Commercial                        1.4
  Industrial                       (0.4)
                                   (0.2)         (0.1)

Wholesale                          17.0          24.1

Transmission                        3.9          65.7

Other                               1.7          41.1

  Total                           $22.4           6.6

   The Company as part of the American Electric Power (AEP) System shares the benefits and costs of the System's generating facilities through the AEP System Power Pool (AEP Power Pool). The cost of the System's generating capacity is allocated among the AEP Power Pool members, based on their relative peak demands and generating reserves through the payment or receipt of capacity charges and credits. AEP Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool.

   The AEP Power Pool calculates each Company's prior twelve month peak demand relative to the total peak demand of all member companies as a basis for sharing revenues and costs. The result of this calculation is each Company's member load ratio (MLR). MLR determines each Company's percentage share of AEP Power Pool revenues and costs. During 1998 the Company's MLR decreased resulting in the Company being allocated a smaller share of wholesale revenues and expenses from the AEP Power Pool.

   In 1997 management decided to develop a power marketing and trading business. The power marketing and trading business is conducted by the AEP Power Pool and its revenues and expenses are allocated to AEP Power Pool members based on MLR. During 1998 the trading and marketing volume grew substantially by reflecting management's decision to grow the marketing and trading business. Trading revenues are recorded net of purchases.

   The increase in wholesale revenues was due to increased sales of energy to the AEP Power Pool and the Company's share of increased power marketing and net trading revenues. Sales to the AEP Power Pool rose due to the unavailability to the AEP Power Pool of an affiliate's nuclear plant which is on an extended outage. Power marketing revenues are from the sale of power at wholesale to unaffiliated companies. The power is either generated by the AEP Power Pool or purchased from other unaffiliated companies.

   Transmission service revenues increased due to a substantial rise in the volume of energy transmitted for other entities over the AEP System's transmission lines. The issuance of open access transmission rules by the Federal Energy Regulatory Commission facilitated the growth in transmission services. The Company receives its MLR share of the AEP System transmission revenues.

Operating Expenses Increase

   Operating expenses increased $17.3 million or 6% primarily due to increased fuel, purchased power and maintenance expenses.
Changes in the components of operating expenses were as follows:

                                        Increase (Decrease)
(dollars in millions)                   From Previous Year
                                      Amount           %

Fuel                                  $ 6.2           8.1
Purchased Power                         5.6           5.9
Other Operation                        (3.7)         (7.3)
Maintenance                             6.0          24.8
Depreciation and Amortization           1.6           6.1
Taxes Other Than Federal Income Taxes   0.3           3.1
Federal Income Taxes                    1.3          13.0

     Total                            $17.3           5.9

   The increase in fuel expense reflects increased generation to meet the increase in demand and an increase in the average cost of fuel consumed.

   Purchased power expense increased mainly due to the Company's share of purchases of electricity by the AEP Power Pool for resale to other utilities and power marketers. The increase was partially offset by reduced energy and capacity charges from the Power Pool reflecting the unavailability of nuclear generation and a decrease in MLR, respectively.

   The decrease in other operation expense reflects an increase in transmission credits received under the AEP System Transmission Equalization Agreement. The Transmission Equalization Agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Although MLR declined, the Company's additional investment in transmission plant relative to the investment of the other AEP System companies resulted in the increase in Transmission Equalization Agreement credits.

   Expenditures to repair storm damage and to restore distribution service after two severe snowstorms accounted for the increase in maintenance expense.

   The increase in depreciation and amortization expense reflects additional investment in depreciable plant to make improvements to the Company's transmission and distribution system.

   Federal income tax expense attributable to operations increased primarily due to an increase in pre-tax operating income.

   The decline in nonoperating income is due to losses from non-regulated electricity trading activities. These trading activities are for forward electricity sales and purchases outside of the AEP Power Pool's traditional marketing area and also include other electricity derivative transactions such as options, swaps, etc.
Open non-regulated trades are marked-to-market and recorded in nonoperating income.

   Interest charges rose $2.8 million or 11% due to increased outstanding balances of long-term debt reflecting the issuance of notes payable in November 1998 and October 1997.

Market Risks

   The Company has certain market risks inherent in its business activities from changes in electricity commodity prices and interest rates. The allocation of trading of electricity and related financial derivative instruments through the Power Pool exposes the Company to market price risk. Market risk represents the risk of loss that may impact the Company due to adverse changes in electricity commodity market prices and rates. In 1998 the Power Pool substantially increased the volume of its wholesale power marketing and trading activities. Various policies and procedures have been established to manage market risk exposures including the use of a risk measurement model utilizing Value at Risk (VaR). Throughout the year ending December 31, 1998, the Company's share of the highest, lowest and average quarterly VaR in the wholesale trading portfolio was less than $1 million at a 95% confidence level with a holding period of three business days. The AEP Power Pool uses the variance-covariance method for calculating VaR based on three months of daily prices. Based on this VaR analysis, at December 31, 1998 a near term change in electricity commodity prices is not expected to have a material effect on the Company's results of operations, cash flows or financial condition.

   The Company is exposed to risk resulting from changes in interest rates primarily due to short-term and long-term borrowings to fund its business operations. The debt portfolio has variable and fixed interest rates with terms from one day to twenty-six years and an average duration of three years at December 31, 1998. The Company measures interest rate market risk exposure also utilizing a VaR model. The model is based on the Monte Carlo method of simulated price movements with a 95% confidence level and a one year holding period. The volatilities and correlations are based on three years of monthly prices. The risk of potential loss in fair value attributable to the Company's exposure to interest rates, primarily related to long-term debt with fixed interest rates, was $13 million at December 31, 1998. The Company would not expect to liquidate its entire debt portfolio in a one year holding period. Therefore, a near term change in interest rates should not materially affect results of operations or the financial position of the Company. Also, since the Company's rates are cost-based regulated, the risk of interest rate changes on debt used to finance regulated operations is mitigated.

INDEPENDENT AUDITORS' REPORT





To the Shareholder and Board of
Directors of Kentucky Power Company:

We have audited the accompanying balance sheets of Kentucky Power Company as of December 31, 1998 and 1997, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kentucky Power Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 23, 1999

KENTUCKY POWER COMPANY
STATEMENTS OF INCOME


                                                                 Year Ended December 31,
                                                             1998          1997          1996
                                                                      (in thousands)

OPERATING REVENUES                                         $362,999      $340,635      $323,321

OPERATING EXPENSES:
  Fuel                                                       83,303        77,051        67,697
  Purchased Power                                           100,620        95,030        96,485
  Other Operation                                            47,802        51,544        46,347
  Maintenance                                                30,462        24,417        32,793
  Depreciation and Amortization                              28,080        26,474        25,123
  Taxes Other Than Federal Income Taxes                       9,687         9,397         7,790
  Federal Income Taxes                                       11,152         9,866         5,743
      TOTAL OPERATING EXPENSES                              311,106       293,779       281,978

OPERATING INCOME                                             51,893        46,856        41,343

NONOPERATING LOSS                                            (1,726)         (464)         (594)

INCOME BEFORE INTEREST CHARGES                               50,167        46,392        40,749

INTEREST CHARGES                                             28,491        25,646        23,776

NET INCOME                                                 $ 21,676      $ 20,746      $ 16,973



STATEMENTS OF RETAINED EARNINGS




                                                                 Year Ended December 31,
                                                              1998          1997          1996
                                                                       (in thousands)

RETAINED EARNINGS JANUARY 1                                 $78,076       $84,090       $91,381

NET INCOME                                                   21,676        20,746        16,973

CASH DIVIDENDS DECLARED                                      28,300        26,760        24,264

RETAINED EARNINGS DECEMBER 31                               $71,452       $78,076       $84,090

See Notes to Financial Statements.

KENTUCKY POWER COMPANY
BALANCE SHEETS



                                                                            December 31,
                                                                         1998            1997
                                                                            (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
  Production                                                         $  260,423      $  249,184
  Transmission                                                          326,904         303,456
  Distribution                                                          351,407         350,793
  General                                                                74,901          71,462
  Construction Work in Progress                                          30,076          32,060
         Total Electric Utility Plant                                 1,043,711       1,006,955
  Accumulated Depreciation and Amortization                             315,546         296,318
         NET ELECTRIC UTILITY PLANT                                     728,165         710,637


OTHER PROPERTY AND INVESTMENTS                                           12,078           6,591


CURRENT ASSETS:
  Cash and Cash Equivalents                                               1,935           1,381
  Accounts Receivable:
    Customers                                                            23,295          24,127
    Affiliated Companies                                                  8,797           1,722
    Miscellaneous                                                         4,019           3,276
    Allowance for Uncollectible Accounts                                   (848)           (525)
  Fuel - at average cost                                                  7,888          10,685
  Materials and Supplies - at average cost                               13,652          14,054
  Accrued Utility Revenues                                               13,560          12,981
  Energy Marketing and Trading Contracts                                  4,726            -
  Prepayments                                                             1,657           1,538
          TOTAL CURRENT ASSETS                                           78,681          69,239


REGULATORY ASSETS                                                        92,447          90,045

DEFERRED CHARGES                                                         10,476          10,159

          TOTAL                                                      $  921,847      $  886,671

See Notes to Financial Statements.

KENTUCKY POWER COMPANY



                                                                              December 31,
                                                                           1998         1997
                                                                            (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - Par Value $50:
    Authorized - 2,000,000 Shares
    Outstanding - 1,009,000 Shares                                      $ 50,450      $ 50,450
  Paid-in Capital                                                        148,750       128,750
  Retained Earnings                                                       71,452        78,076
            Total Common Shareholder's Equity                            270,652       257,276
  Long-term Debt                                                         308,838       341,051
            TOTAL CAPITALIZATION                                         579,490       598,327


OTHER NONCURRENT LIABILITIES                                              26,827        26,693

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                                      60,000          -
  Short-term Debt                                                         20,350        36,500
  Accounts Payable - General                                              12,917        13,842
  Accounts Payable - Affiliated Companies                                 11,814        10,732
  Customer Deposits                                                        4,038         3,660
  Taxes Accrued                                                            7,256         6,130
  Interest Accrued                                                         6,241         6,015
  Energy Marketing and Trading Contracts                                   5,089          -
  Other                                                                   13,612        14,935

           TOTAL CURRENT LIABILITIES                                     141,317        91,814

DEFERRED INCOME TAXES                                                    158,706       153,945

DEFERRED INVESTMENT TAX CREDITS                                           14,200        15,615

DEFERRED CREDITS                                                           1,307           277

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                               $921,847      $886,671

KENTUCKY POWER COMPANY
STATEMENTS OF CASH FLOWS



                                                                   Year Ended December 31,
                                                               1998         1997         1996
                                                                       (in thousands)
OPERATING ACTIVITIES:
  Net Income                                                $ 21,676     $ 20,746     $ 16,973
  Adjustments for Noncash Items:
   Depreciation and Amortization                              28,092       26,486       25,196
   Deferred Income Taxes                                       3,607          741        1,864
   Deferred Investment Tax Credits                            (1,415)      (1,392)      (1,390)
  Changes in Certain Current Assets and Liabilities:
    Accounts Receivable (net)                                 (6,663)        (283)       1,596
    Fuel, Materials and Supplies                               3,199       (2,320)      (6,412)
    Accrued Utility Revenues                                    (579)      (4,806)       5,325
    Accounts Payable                                             157       (6,483)       9,291
  Payment of Disputed Tax and Interest Related to COLI        (5,376)        -            -
  Other (net)                                                 (1,538)       8,576       (7,410)
     Net Cash Flows From Operating Activities                 41,160       41,265       45,033

INVESTING ACTIVITIES:
  Construction Expenditures                                  (43,769)     (66,642)     (75,816)
  Proceeds from Sales of Property                               -            -             250
        Net Cash Flows Used For Investing Activities         (43,769)     (66,642)     (75,566)

FINANCING ACTIVITIES:
  Capital Contributions from Parent Company                   20,000       20,000       30,000
  Issuance of Long-term Debt                                  29,816       47,587       74,985
  Retirement of Long-term Debt                                (2,203)        -         (74,738)
  Change in Short-term Debt (net)                            (16,150)     (15,175)      24,625
  Dividends Paid                                             (28,300)     (26,760)     (24,264)
        Net Cash Flows From Financing Activities               3,163       25,652       30,608

Net Increase in Cash and Cash Equivalents                        554          275           75
Cash and Cash Equivalents January 1                            1,381        1,106        1,031
Cash and Cash Equivalents December 31                       $  1,935     $  1,381     $  1,106

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS


1.  SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Kentucky Power Company (the Company or KPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. KPCo is engaged in the generation, purchase, sale, transmission and distribution of electric power serving 170,000 retail customers in eastern Kentucky and does business as American Electric Power (AEP). The Company supplies electric power to the AEP System Power Pool (AEP Power
Pool) and shares the revenues and costs of Power Pool wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities. As a member of the AEP Power Pool and a signatory company to the American Electric Power System (AEP System) Transmission Equalization Agreement, the Company's generating and transmission facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

Regulation

   As a subsidiary of AEP Co., Inc., the Company is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Kentucky Public Service Commission
(KPSC). The Federal Energy Regulatory Commission (FERC) regulates the Company's wholesale rates.

Basis of Accounting

   As a cost-based rate-regulated entity, KPCo's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

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

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1998, 1997 and 1996 were not significant.

Depreciation and Amortization

   Depreciation is provided on a straight-line basis over the estimated useful lives of property and is calculated largely through the use of composite rates by functional class. The annual composite depreciation rates for 1998, 1997 and 1996 were as follows:

Functional Class                              Annual Composite
of Property                                   Depreciation Rates

Production                                        3.8%
Transmission                                      1.7%
Distribution                                      3.5%
General                                           2.5%

   Expenditures for the demolition and removal of plant are charged to the accumulated provision for depreciation and recovered through depreciation charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues and Fuel Cost

   Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues. Changes in retail jurisdictional fuel costs are deferred until reflected in billings to customers in later months through a fuel cost recovery mechanism. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Derivative Financial Instruments

   During 1998, the AEP Power Pool substantially increased the volume of its power marketing and trading transactions (trading activities) in which the Company shares. Trading activities involve the sale of electricity under physical forward contracts at fixed and variable prices and the trading of electricity contracts including exchange traded futures and options and over-the-counter options and swaps. The majority of these transactions represent physical forward contracts in the AEP System's traditional marketing area and are typically settled by entering into offsetting contracts. The net revenues from these transactions are included in operating revenues for ratemaking, accounting and financial and regulatory reporting purposes.

   In addition the AEP Power Pool enters into transactions for the purchase and sale of electricity options, futures and swaps, and for the forward purchase and sale of electricity outside of the AEP System's traditional marketing area. These non-regulated trading activities are included in nonoperating income and accounted for on a mark-to-market basis. The unrealized mark-to-market gains and losses from such non-regulated trading activity are reported as assets and liabilities, respectively.

   The Company enters into forward contracts to manage the exposure to unfavorable changes in the cost of debt to be issued. These anticipatory debt instruments are entered into in order to manage the change in interest rates between the time a debt offering is initiated and the issuance of the debt (usually a period of 60 days). Any resultant gains or losses are deferred and amortized over the life of the debt issuance. There were no such forward contracts outstanding at December 31, 1998 or 1997.

   See Note 6 - Financial Instruments, Credit and Risk Management for further discussion.

Reclassification

   In the fourth quarter of 1998 the Company changed the presentation of its trading activities from a gross basis
(purchases and sales reported separately) to a net basis (purchases and sales are reported on a net basis as revenues). This reclassification had no impact on net income. Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no impact on previously reported net income.



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

Investment Tax Credits

   Investment tax credits have been accounted for under the flow-through method except where regulatory commissions have reflected investment tax credits in the rate-making process on a deferral basis. Investment tax credits that have been deferred are being amortized over the life of regulated plant investment.

Debt

   Gains and losses on reacquisition of debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If debt is refinanced, reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

   Debt discount or premium and expenses of debt issuance are amortized over the term of the related debt, with the amortization included in interest charges.

Other Property and Investments

   Other property and investments are stated at cost.

Comprehensive Income

   There were no material differences between net income and comprehensive income.


2. EFFECTS OF REGULATION:

   In accordance with SFAS 71 the financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and the resultant revenues from cost-based rates in the same accounting period. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS 71 requires that the Company's regulated rates be cost-based and the recovery of regulatory assets must be probable. Management has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company's business were to no longer meet those requirements, net regulatory assets would have to be written off for that portion of the business and assets attributable to that portion of the business would have to be tested for possible impairment and if required an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded cost.

   Recognized regulatory assets and liabilities are comprised of the following:
                                             December 31,
                                           1998       1997
                                           (in thousands)
Regulatory Assets:
  Amounts Due From Customers for
   Future Income Taxes                   $85,058    $83,904
  Other                                    7,389      6,141

  Total Regulatory Assets                $92,447    $90,045

Regulatory Liabilities -
  Deferred Investment Tax Credits        $14,200    $15,615


3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made to support the Company's utility operations. Such commitments do not include any expenditures for new generating capacity. Construction expenditures for 1999-2001 are estimated to be $112 million.

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

   A constructive marketing program enables residential customers to borrow from area banks to purchase energy efficient electrical equipment, such as heat pumps. KPCo guarantees the loan principal plus interest. The guaranteed amounts totaled $7 million at December 31, 1998.
Clean Air Act/Air Quality

   The US Environmental Protection Agency (Federal EPA) is required by the Clean Air Act Amendments of 1990 (CAAA) to issue rules to implement the law. In 1996 Federal EPA issued final rules governing nitrogen oxides (NOx) emissions that must be met after January 1, 2000 (Phase II of CAAA). The final rules will require substantial reductions in NOx emissions from certain types of boilers including those in the AEP System's power plants and the Company's power plant. To comply with Phase II of CAAA, the Company installed NOx emission control equipment at a capital cost of $14 million.

   On September 24, 1998, Federal EPA finalized rules which require reductions in NOx emissions in 22 eastern states, including Kentucky where the Company's generating plant is located. The implementation of the final rules would be achieved through the revision of state implementation plans (SIPs) by September 1999. SIPs are a procedural method used by each state to comply with Federal EPA rules. The final rules anticipate the imposition of a NOx reduction on utility sources of approximately 85% below 1990 emission levels by the year 2003. On October 30, 1998, a number of utilities, including the Company and the other operating companies of the AEP System, filed petitions in the US Court of Appeals for the District of Columbia Circuit seeking a review of the final rules.

   Should the states fail to adopt the required revisions to their SIPs within one year of the date of the final rules (September 24, 1999), Federal EPA has proposed to implement a federal plan to accomplish the NOx reductions. Federal EPA also proposed the approval of portions of petitions filed by eight northeastern states that would result in imposition of NOx emission reductions on utility and industrial sources in upwind midwestern states. These reductions are substantially the same as those required by the final NOx rules and could be adopted by Federal EPA in the event the states fail to implement SIPs in accordance with the final rules.

   Preliminary estimates indicate that compliance could result in required capital expenditures of approximately $105 million. Compliance costs cannot be estimated with certainty and the actual costs incurred to comply could be significantly different from this preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless such costs are recovered from customers, they would have a material adverse effect on results of operations, cash flows and possibly financial condition.



Litigation

   The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1992-96. A disallowance of the COLI interest deductions through December 31, 1998 would reduce earnings by approximately $8 million (including interest). The Company has made no provision for any possible adverse earnings impact from this matter.

   In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1992-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In the event the resolution of this matter is unfavorable, it will have a material adverse impact on results of operations and cash flows.

   The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.


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

   Demand charges payable even if the power is not taken and energy purchases under the Unit Power Purchase Agreement were included in purchased power expense as follows:

                             Year Ended December 31,
                            1998       1997       1996
                                  (in thousands)

Demand Charge             $38,108    $39,993    $39,622
Energy Charge              29,183     28,393     27,743
     Total                $67,291    $68,386    $67,365

   Benefits and costs of the AEP System's generating plants are shared by the company and the other affiliated members of the AEP Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's generating reserves among the AEP Power Pool members based on their relative peak demands and generating reserves. AEP Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool.

   Operating revenues include $43.5 million in 1998, $41.0 million in 1997 and $28.0 million in 1996 for energy supplied to the Power Pool.

   Since the Company's internal peak demand exceeds its generating capacity, charges for capacity reservation, which is a charge for the right to receive power from the power pool even if the power is not taken, and charges for energy received from the Power Pool were included in purchased power expense as follows:

                             Year Ended December 31,
                            1998       1997       1996
                                  (in thousands)

Capacity Charge            $1,169    $ 7,196    $ 6,425
Energy Charge               8,504     13,855     19,741
     Total                 $9,673    $21,051    $26,166

   Power marketing and trading operations, which are described in
Note 1, are conducted by the AEP Power Pool and shared with the Company. The Company's operating revenues, purchased power expense and nonoperating income includes amounts for power marketing and trading allocated by the AEP Power Pool as follows:

                             Year Ended December 31,
                            1998       1997       1996
                                  (in thousands)

Operating Revenues        $29,237    $26,965    $26,665
Purchased Power Expense    23,656      5,596      2,956
Nonoperating Loss          (2,419)       (22)      -

   AEP System electric operating utility companies participate in the AEP Transmission Equalization Agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership of those facilities in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement since the Company's relative investment in transmission facilities is greater than its relative peak demand, other operation expense includes equalization credits of $6.0 million, $2.7 million and $3.3 million in 1998, 1997 and 1996, respectively.

   American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including the Company. The costs of the services are billed by AEPSC to its affiliated clients on a direct-charge basis whenever possible, and on reasonable bases of proration for shared services. The billings for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are expensed or capitalized depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


5. SEGMENT INFORMATION:

   Effective December 31, 1998 the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has one reportable segment, a regulated vertically integrated electricity generation and energy delivery business. The Company's operations are managed on an integrated basis because of the substantial impact of bundled cost-based rates and regulatory oversight on business processes, cost structures and operating results. Included in the regulated electric utility segment is the power marketing and trading activities that are discussed in Note 1. For the years ended December 31, 1998, 1997 and 1996, all of the Company's revenues are derived from the generation, sale and delivery of electricity in the US.

6. FINANCIAL INSTRUMENTS, CREDIT AND RISK MANAGEMENT:

   The Company is subject to market risk as a result of changes in electricity commodity prices and interest rates. The Company participates in a power marketing and trading operation that manages the exposure to electricity commodity price movements using physical forward purchase and sale contracts at fixed and variable prices, and financial derivative instruments including exchange traded futures and options, over-the-counter options, swaps and other financial derivative contracts at both fixed and variable prices. Physical forward electricity contracts within the AEP System's traditional marketing area are recorded on a net basis as operating revenues in the month when the physical contract settles. The Company's share of the net gains from these regulated transactions for the year ended December 31, 1998 was $7 million. Physical forward electricity contracts outside AEP's traditional marketing area and all financial electricity trading transactions where the underlying physical commodity is outside AEP's traditional marketing area are marked to market and recorded in nonoperating income. The Company's share of the net losses from these non-regulated trading transactions for the year ended December 31, 1998 was $2 million. The unrealized mark-to-market gains and losses from such trading of financial instruments are reported as assets and liabilities, respectively. These activities were not material in prior periods.

   The Company is exposed to risk from changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has fixed interest rates with terms from one day to twenty six years and an average duration of three years at December 31, 1998. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period. Also since the Company's rates are cost-based regulated, the risk of interest rate changes on debt used to finance regulated operations is mitigated.

Market Valuation

   The book value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments.

   The book value amounts and fair values of the Company's significant financial instruments at December 31, 1998 and 1997 are summarized in the following table. The fair values of long-term debt are based on quoted market prices for the same or similar issues and the current interest rates offered for instruments of the same remaining maturities. The fair value of those financial instruments that are marked-to-market are based on management's best estimates using over-the-counter quotations, exchange prices, volatility factors and valuation methodology. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. At December 31, 1997 the notional amounts and fair values of derivatives were not material.

                       Book Value  Fair Value
                           (in thousands)
Non-Derivatives

1998

Long-term Debt          $368,838     $387,500


1997

Long-term Debt          $341,051     $358,500


Derivatives

1998

                                 Fair Value  Average Fair Value
                                         (in thousands)
Trading Assets

Electric
  Physicals                        $2,900         $2,600
  Options                           2,100          5,000
  Swaps                               200            100

Trading Liabilities

Electric
  Futures                            (400)          (100)
  Physicals                        (3,100)        (2,900)
  Options                          (1,900)        (5,600)
  Swaps                              (500)          (100)

At December 31, 1998 the notional amounts of the Company's nonregulated electric trading physical forward contract purchases and sales are 640 Gigawatt hours (Gwh) and 685 Gwh, respectively; the notional amounts for fixed priced swaps purchases and sales are 23 Gwh and 25 Gwh, respectively; and the notional amounts for options to purchase and to sell are 463 Gwh and 332 Gwh, respectively. The Company has a net long position of 25 Gwh for electric future contracts.

At December 31, 1998 the fair value of the assets and liabilities related to the wholesale electric forward contracts was $23 million and $23 million, respectively. The related notional amounts were 3,046 Gwh for purchases and 3,109 Gwh for sales. The average fair value amounts outstanding during the period were $59 million of assets and $56.0 million of liabilities.

Credit and Risk Management - In addition to market risk associated with electricity price movements, the Company through the AEP Power Pool is also subject to the credit risk inherent in its risk management activities. Credit risk refers to the financial risk arising from commercial transactions and/or the intrinsic financial value of contractual agreements with trading counter parties, by which there exists a potential risk of nonperformance. The AEP Power Pool has established and enforced credit policies that minimize this risk. The AEP Power Pool accepts as counter parties to forwards, futures, and other derivative contracts primarily those entities that are classified as Investment Grade, or those that can be considered as such due to the effective placement of credit enhancements and/or collateral agreements. Investment grade is the designation given to the four highest debt rating categories (i.e., AAA, AA, A, BBB) of the major rating services, e.g., ratings BBB- and above at Standard & Poor's and Baa3 and above at Moody's. When adverse market conditions have the potential to negatively affect a counter party's credit position, the AEP Power Pool requires further credit enhancements to mitigate risk. Since the formation of the power marketing and trading business in July of 1997, the Company has experienced no significant losses due to the credit risk associated with risk management activities; furthermore, the Company does not anticipate any future material effect on its results of operations, cash flow or financial condition as a result of counter party nonperformance.


7. STAFF REDUCTIONS:

   During 1998 an internal evaluation of the power generation organization was conducted with a goal of developing a better organizational structure for a competitive generation market. The study was completed in October 1998. In addition, a review of energy delivery staffing levels was conducted in 1998. As a result approximately 36 power generation and energy delivery positions were identified for elimination.

   Severance accruals totaling $1.9 million were recorded by the Company in December 1998 for reductions in power generation and energy delivery staffs and were charged to other operation expense in the Statements of Income. In the first quarter of 1999 the power generation and energy delivery staff reductions were made.


8. BENEFIT PLANS:

   The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees. Net pension costs for the years ended December 31, 1998, 1997 and 1996 were $322,000, $424,000 and $812,000, respectively.

   Postretirement Benefits Other Than Pensions are provided for retired employees for medical and death benefits under an AEP
System plan. The annual accrued costs were $2.1 million in 1998, $2.1 million in 1997 and $2.8 million in 1996.

   A defined contribution employee savings plan required that the Company make contributions to the plan totaling $714,000 in 1998, $714,000 in 1997, and $687,000 in 1996.

9. FEDERAL INCOME TAXES:

    The details of federal income taxes as reported are as
follows:
                                                          Year Ended December 31,
                                             1998         1997        1996
                                                      (in thousands)
Charged (Credited) to Operating
  Expenses (net):
    Current                                $ 8,387      $10,425     $ 5,118
    Deferred                                 3,967          660       1,857
    Deferred Investment Tax Credits         (1,202)      (1,219)     (1,232)
      Total                                 11,152        9,866       5,743
Charged (Credited) to Nonoperating
  Income (net):
    Current                                   (794)        (359)       (473)
    Deferred                                  (360)          81           7
    Deferred Investment Tax Credits           (213)        (173)       (158)
      Total                                 (1,367)        (451)       (624)
Total Federal Income Taxes as Reported     $ 9,785      $ 9,415     $ 5,119

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                 Year Ended December 31,
                                             1998         1997        1996
                                                     (in thousands)
Net Income                                 $21,676      $20,746     $16,973
Federal Income Taxes                         9,785        9,415       5,119
Pre-tax Book Income                        $31,461      $30,161     $22,092
Federal Income Taxes on Pre-tax Book
  Income at Statutory Rate (35%)           $11,011      $10,556     $ 7,732
Increase (Decrease) in Federal Income
  Taxes Resulting From the Following Items:
    Depreciation                             1,633        1,850       1,694
    Removal Costs                             (840)        (840)       (979)
    Allowance For Funds Used During
      Construction                            (373)        (364)       (389)
    Percentage Repair Allowance               (460)        (456)       (445)
    Corporate Owned Life Insurance            (134)        (328)       (479)
    Investment Tax Credits (net)            (1,415)      (1,392)     (1,390)
    Other                                      363          389        (625)

Total Federal Income Taxes as Reported     $ 9,785      $ 9,415     $ 5,119

Effective Federal Income Tax Rate            31.1%        31.2%       23.2%

   The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to it:
                                         December 31,
                                      1998         1997
                                       (in thousands)

Deferred Tax Assets                 $  31,453   $  34,276
Deferred Tax Liabilities             (190,159)   (188,221)
  Net Deferred Tax Liabilities      $(158,706)  $(153,945)

Property Related Temporary
  Differences                       $(112,246)  $(108,850)
Amounts Due From Customers For
  Future Federal Income Taxes         (18,759)    (18,320)
Deferred State Income Taxes           (31,460)    (31,561)
Other (net)                             3,759       4,786
  Net Deferred Tax Liabilities      $(158,706)  $(153,945)

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

   The AEP System has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of the deductibility of interest deductions related to AEP's corporate owned life insurance program, which is discussed under the heading, Litigation, in Note 3, management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on results of operations.


10. COMMON SHAREHOLDER'S EQUITY:

   The Company received from AEP Co., Inc. cash capital contributions of $20 million in 1998, $20 million in 1997 and $30 million in 1996 which were credited to paid-in capital. There were no other transactions affecting common stock and paid-in capital accounts in 1998, 1997 and 1996.


11. LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:

                                           December 31,
                                         1998        1997
                                          (in thousands)

First Mortgage Bonds                   $177,313    $179,410
Senior Unsecured Notes                   77,553      47,708
Notes Payable                            75,000      75,000
Junior Debentures                        38,972      38,933
                                        368,838     341,051
Less Portion Due Within One Year         60,000        -
    Total                              $308,838    $341,051

                                            December 31,
                                         1998        1997
First Mortgage Bonds                       (in thousands)
 outstanding were as follows:
% Rate Due
7.20   1999 - December 1               $ 35,000    $ 35,000
8.95   2001 - May 10                     20,000      20,000
8.90   2001 - May 21                     40,000      40,000
6.65   2003 - May 1                      15,000      15,000
6.70   2003 - June 1                     15,000      15,000
6.70   2003 - June 1                     15,000      15,000
7.90   2023 - June 1                     12,797      15,000
7.90   2023 - June 1                     25,000      25,000
Unamortized Discount                       (484)       (590)
    Total                              $177,313    $179,410

   Certain first mortgage bond indentures contain maintenance and replacement provisions requiring the deposit of cash or bonds with a trustee or, in lieu thereof, certification of unfunded property additions.

Senior Unsecured Notes are composed of the following:

                                            December 31,
                                         1998        1997
                                          (in thousands)
% Rate Due
6.91   2007 - October 1                $48,000     $48,000
6.45   2008 - November 10               30,000        -
Unamortized Discount                      (447)       (292)
  Total                                $77,553     $47,708

                                            December 31,
                                         1998        1997
Notes Payable to Banks                    (in thousands)
 are composed of the following:
% Rate Due
6.42   1999 - April 1                  $25,000     $25,000
6.57   2000 - April 1                   25,000      25,000
7.445  2002 - September 20              25,000      25,000
  Total                                $75,000     $75,000

Junior debentures are composed of the following:

                                            December 31,
                                         1998        1997
                                          (in thousands)
% Rate Due
8.72   2025 - June 30                  $40,000     $40,000
Unamortized Discount                    (1,028)     (1,067)
  Total                                $38,972     $38,933

   Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

   At December 31, 1998, annual long-term debt payments are as follows:
                                      Amount
                                  (in thousands)

    1999                             $ 60,000
    2000                               25,000
    2001                               60,000
    2002                               25,000
    2003                               45,000
    Later Years                       155,797
      Total Principal Amount          370,797
    Unamortized Discount               (1,959)
        Total                        $368,838

   Short-term debt borrowings are limited by provisions of the 1935 Act to $150 million. Lines of credit are shared with AEP System companies and at December 31, 1998 and 1997 were available in the amounts of $763 million and $442 million, respectively. Facility fees of approximately 1/10 of 1% of the short-term lines of credit are required to maintain the lines of credit. Outstanding short-term debt consisted of:

                                              Year-end
                              Balance         Weighted
                            Outstanding       Average
                          (in thousands)   Interest Rate

December 31, 1998:
  Notes Payable              $ 4,850           6.4%
  Commercial Paper            15,500           6.0%
    Total                    $20,350           6.1%

December 31, 1997:
  Commercial Paper           $36,500           6.8%


12. LEASES:

   Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

   Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                                     Year Ended December 31,
                                  1998        1997        1996
                                         (in thousands)

Lease Payments on
  Operating Leases               $  931      $  369      $  402
Amortization of Capital Leases    4,265       3,541       2,652
Interest on Capital Leases        1,173       1,548         707
  Total Lease Rental Costs       $6,369      $5,458      $3,761

   Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:

                                             December 31,
                                          1998        1997
                                           (in thousands)

Electric Utility Plant Under Capital Leases:
 Production Plant                        $ 2,022     $ 2,000
 General Plant                            26,741      24,814
    Total Electric Utility Plant          28,763      26,814
 Accumulated Amortization                  9,786       8,089
    Net Electric Utility Plant
      Under Capital Leases               $18,977     $18,725

Capital Lease Obligations:*
  Noncurrent Liability                   $14,957     $15,006
  Liability Due Within One Year            4,020       3,719
    Total Capital Lease Obligations      $18,977     $18,725

*Represents the present value of future minimum lease payments.

   Capital lease obligations are included in other noncurrent and other current liabilities on the Balance Sheets. Properties under operating leases and related obligations are not included in the Balance Sheets.

Future minimum lease payments consisted of the following at
December 31, 1998:
                                                 Non-cancelable
                                     Capital     Operating
                                     Leases      Leases
                                       (in thousands)

1999                                 $ 5,147        $212
2000                                   4,355         149
2001                                   3,607          85
2002                                   3,096          26
2003                                   2,126          23
Later Years                            4,634         275
Total Future Minimum Lease Payments   22,965        $770
Less Estimated Interest Element        3,988
Estimated Present Value of
      Future Minimum Lease Payments  $18,977

13. SUPPLEMENTARY INFORMATION:

                                 Year Ended December 31,
                                 1998       1997     1996
                                      (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)       $27,857    $24,490  $24,069
  Income Taxes                   8,607     11,359    9,012
Noncash Acquisitions under
    Capital Leases               4,890      8,653    6,322



14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods      Operating      Operating      Net
     Ended              Revenues       Income      Income
                                    (in thousands)
1998
 March 31               $ 87,345      $12,091      $5,017
 June 30                  84,021        9,631       2,413
 September 30            104,922       16,551       8,442
 December 31              86,711       13,620       5,804

1997
 March 31                 88,580       15,240       9,131
 June 30                  78,101        9,429       3,141
 September 30             84,628       10,837       4,452
 December 31              89,326       11,350       4,022

See "Reclassification" section in Note 1 regarding reclassification of prior period amounts.