Form 10-K405, Exhibit 13
period 1999-12-31
KENTUCKY POWER CO
filed 2000-03-24
CIK 55373

KENTUCKY POWER COMPANY
SELECTED FINANCIAL DATA


                                                        Year Ended December 31,
                                         1999        1998        1997        1996        1995
                                                            (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues                   $373,982    $362,999    $340,635    $323,321    $328,144
  Operating Expenses                    319,307     311,106     293,779     281,978     279,123
  Operating Income                       54,675      51,893      46,856      41,343      49,021
  Nonoperating Income (Loss)               (327)     (1,726)       (464)       (594)          3
  Income Before Interest Charges         54,348      50,167      46,392      40,749      49,024
  Interest Charges                       28,918      28,491      25,646      23,776      23,896
  Net Income                           $ 25,430    $ 21,676    $ 20,746    $ 16,973    $ 25,128


                                                              December 31,
                                         1999        1998        1997        1996        1995
                                                            (in thousands)
BALANCE SHEETS DATA:

  Electric Utility Plant              $1,079,048  $1,043,711  $1,006,955   $951,602    $879,657
  Accumulated Depreciation
    and Amortization                     340,008     315,546     296,318    286,640     270,590
  Net Electric Utility Plant          $  739,040  $  728,165  $  710,637   $664,962    $609,067

  Total Assets                        $  986,638  $  921,847  $  886,671   $833,579    $772,198

  Common Stock and
    Paid-in Capital                   $  209,200  $  199,200  $  179,200   $159,200    $129,200
  Retained Earnings                       67,110      71,452      78,076     84,090      91,381
  Total Common Shareholder's
    Equity                            $  276,310  $  270,652  $  257,276   $243,290    $220,581

  Long-term Debt(a)                   $  365,782  $  368,838  $  341,051   $293,198    $292,525

  Total Capitalization and
    Liabilities                       $  986,638  $  921,847  $  886,671   $833,579    $772,198


(a)  Including portion due within one year.

KENTUCKY POWER COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS
OF RESULTS OF OPERATIONS



   Kentucky Power Company is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power serving 171,000 retail customers in eastern Kentucky and does business as American Electric Power (AEP). The Company as a member of the AEP System Power Pool (AEP Power Pool) shares in the revenues and costs of the AEP Power Pool's wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities.

      The cost of the AEP System's generating capacity is allocated among the AEP Power Pool members based on their relative peak demands and generating reserves through the payment or receipt of capacity charges and credits. AEP Power Pool members are also compensated for their out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool.

      The AEP Power Pool calculates each Company's prior twelve month peak demand relative to the total peak demand of all member companies as a basis for sharing AEP Power Pool revenues and costs. The result of this calculation is the member load ratio (MLR) which determines each Company's percentage share of AEP Power Pool revenues or costs. Since the Company's MLR increased in 1999, the AEP Power Pool is allocating a larger share of certain revenues and expenses to the Company.

Net Income Increases

   Net income increased $3.8 million or 17% in 1999 primarily as a result of an increase in retail revenues and net rental revenues for attachments to the Company's poles and a decrease in maintenance expenses.

Operating Revenues Increase

   Operating revenues increased $11 million or 3% due to adjustments in 1999 of estimates for rental revenues for pole attachments. Changes in the components of operating revenues were as follows:

                                 Increase (Decrease)
(dollars in millions)            From Previous Year
                                  Amount           %
Retail:
  Residential                     $ 2.0           1.9
  Commercial                        2.5           4.2
  Industrial                        2.5           2.6
                                    7.0           2.7

Wholesale                          (6.9)         (7.9)

Transmission                        0.4           4.5

Other                              10.5         179.2

  Total                           $11.0           3.0

   Retail revenues increased due to increased fuel clause revenues reflecting the recovery of previously deferred fuel costs. Under the fuel clause recovery mechanism, changes in fuel costs are deferred until reflected in billings to customers. As a result these revenues do not affect earnings.

   The decrease in wholesale revenues was due to a decline in margins on the Company's MLR share of increased power marketing sales and net energy trading transactions. Power marketing revenues are for the sale of power at wholesale to unaffiliated companies. The power is either generated by the AEP System or purchased from other unaffiliated companies. Power trading transactions involve the forward purchase and sale of substantial amounts of electricity and are conducted by the AEP Power Pool. Revenues from regulated trading activities are allocated to AEP Power Pool members based on MLR and recorded net of purchases. The decline in margins reflect the moderation in 1999 of extreme weather in 1998 and capacity shortages experienced in the summer of 1998.

   In 1999 other revenues increased substantially due to a favorable adjustment to estimated rental income reflecting agreed to revisions in the billings for pole attachments with telecommunications companies. In the fourth quarter of 1999 the Company completed an evaluation of existing pole attachments and related billings which resulted in adjustments to recover net revenues from telecommunications companies for their use of the Company's poles.

Operating Expenses Increase

   Operating expenses increased $8.2 million primarily due to increased purchased power and other operation expenses partially offset by a decline in maintenance costs. Changes in the components of operating expenses were as follows:

                                 Increase (Decrease)
(dollars in millions)            From Previous Year
                                  Amount           %

Fuel                              $ 1.1           1.3
Purchased Power                     7.1           7.1
Other Operation                     4.7           9.8
Maintenance                        (9.0)        (29.6)
Depreciation and Amortization       1.1           4.1
Taxes Other Than Federal
 Income Taxes                       1.2          12.0
Federal Income Taxes                2.0          18.2

     Total                        $ 8.2           2.6

   Purchased power expense increased mainly due an increase in capacity charges from the AEP Power Pool reflecting an increase in the Company's MLR.

   The increase in other operation expense reflects the above discussed adjustment in rental costs for the use of telecommunication companies' poles.

   Expenditures to repair storm damage and restore distribution service after two severe snowstorms in 1998 and for an extended maintenance outage at the Company's generating plant in 1998 and cost control efforts including staff reductions in the Company's power generation operations in 1999 accounted for the decline in maintenance expense.

   Federal income tax expense attributable to operations increased primarily due to an increase in pre-tax operating income.

Market Risks

   The Company has certain market risks inherent in its business activities from changes in electricity commodity prices and interest rates. The allocation of trading of electricity and related financial derivative instruments through the AEP Power Pool exposes the Company to market risk. Market risk represents the risk of loss that may impact the Company due to adverse changes in electricity commodity market prices and rates. Policies and procedures have been established to identify, assess and manage market risk exposures including the use of a risk measurement model which calculates Value at Risk (VaR). The VaR is based on the variance - covariance method using historical prices to estimate volatilities and correlations and assuming a 95% confidence level and a three-day holding period. Throughout 1999 and 1998 the highest, lowest and average VaR in the wholesale electricity trading portfolio was less than $1 million. Based on this VaR analysis, at December 31, 1999 a near term change in electricity commodity prices is not expected to have a material effect on the Company's results of operations, cash flows or financial condition.

   The Company is exposed to changes in interest rates primarily due to short-term and long-term borrowings to fund its business operations. The debt portfolio has variable and fixed interest rates with terms from one day to 26 years and an average duration of three years at December 31, 1999. The Company measures interest rate market risk exposure also utilizing a VaR model. The interest rate VaR model is based on a Monte Carlo simulation with a 95% confidence level and a one year holding period. The volatilities and correlations are based on three years of weekly prices. The risk of potential loss in fair value attributable to the Company's exposure to interest rates, primarily related to long-term debt with fixed interest rates, was $25 million at December 31, 1999 and $13 million at December 31, 1998. The Company would not expect to liquidate its entire debt portfolio in a one year holding period. Therefore, a near term change in interest rates should not materially affect results of operations or the financial position of the Company.


INDEPENDENT AUDITORS' REPORT





To the Shareholder and Board of
Directors of Kentucky Power Company:

We have audited the accompanying balance sheets of Kentucky Power Company as of December 31, 1999 and 1998, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kentucky Power Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 22, 2000
(March 3, 2000 as to Note 6)

KENTUCKY POWER COMPANY
STATEMENTS OF INCOME


                                                                 Year Ended December 31,
                                                             1999          1998          1997
                                                                      (in thousands)

OPERATING REVENUES                                         $373,982      $362,999      $340,635

OPERATING EXPENSES:
  Fuel                                                       84,369        83,303        77,051
  Purchased Power                                           107,763       100,620        95,030
  Other Operation                                            52,468        47,802        51,544
  Maintenance                                                21,452        30,462        24,417
  Depreciation and Amortization                              29,221        28,080        26,474
  Taxes Other Than Federal Income Taxes                      10,854         9,687         9,397
  Federal Income Taxes                                       13,180        11,152         9,866
      TOTAL OPERATING EXPENSES                              319,307       311,106       293,779

OPERATING INCOME                                             54,675        51,893        46,856

NONOPERATING LOSS                                              (327)       (1,726)         (464)

INCOME BEFORE INTEREST CHARGES                               54,348        50,167        46,392

INTEREST CHARGES                                             28,918        28,491        25,646

NET INCOME                                                 $ 25,430      $ 21,676      $ 20,746



STATEMENTS OF RETAINED EARNINGS




                                                                 Year Ended December 31,
                                                              1999          1998          1997
                                                                       (in thousands)

RETAINED EARNINGS JANUARY 1                                 $71,452       $78,076       $84,090

NET INCOME                                                   25,430        21,676        20,746

CASH DIVIDENDS DECLARED                                      29,772        28,300        26,760

RETAINED EARNINGS DECEMBER 31                               $67,110       $71,452       $78,076

See Notes to Financial Statements.

KENTUCKY POWER COMPANY
BALANCE SHEETS



                                                                            December 31,
                                                                         1999            1998
                                                                            (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
  Production                                                         $  268,618      $  267,201
  Transmission                                                          355,442         326,989
  Distribution                                                          372,752         351,407
  General                                                                67,608          68,038
  Construction Work in Progress                                          14,628          30,076
         Total Electric Utility Plant                                 1,079,048       1,043,711
  Accumulated Depreciation and Amortization                             340,008         315,546
         NET ELECTRIC UTILITY PLANT                                     739,040         728,165


OTHER PROPERTY AND INVESTMENTS                                           20,416          12,078


CURRENT ASSETS:
  Cash and Cash Equivalents                                                 674           1,935
  Accounts Receivable:
    Customers                                                            18,952          23,295
    Affiliated Companies                                                 15,223           8,797
    Miscellaneous                                                         8,343           4,019
    Allowance for Uncollectible Accounts                                   (637)           (848)
  Fuel - at average cost                                                 10,441           7,888
  Materials and Supplies - at average cost                               18,113          13,652
  Accrued Utility Revenues                                               13,737          13,560
  Energy Marketing and Trading Contracts                                 33,919           4,726
  Prepayments                                                             1,450           1,657
          TOTAL CURRENT ASSETS                                          120,215          78,681


REGULATORY ASSETS                                                        96,296          92,447

DEFERRED CHARGES                                                         10,671          10,476

          TOTAL                                                      $  986,638      $  921,847

See Notes to Financial Statements.

KENTUCKY POWER COMPANY



                                                                              December 31,
                                                                           1999         1998
                                                                            (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - Par Value $50:
    Authorized - 2,000,000 Shares
    Outstanding - 1,009,000 Shares                                      $ 50,450      $ 50,450
  Paid-in Capital                                                        158,750       148,750
  Retained Earnings                                                       67,110        71,452
            Total Common Shareholder's Equity                            276,310       270,652
  Long-term Debt                                                         260,782       308,838
            TOTAL CAPITALIZATION                                         537,092       579,490


OTHER NONCURRENT LIABILITIES                                              23,797        26,827

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                                     105,000        60,000
  Short-term Debt                                                         39,665        20,350
  Accounts Payable - General                                               9,923        12,917
  Accounts Payable - Affiliated Companies                                 19,743        11,814
  Customer Deposits                                                        4,143         4,038
  Taxes Accrued                                                            9,860         7,256
  Interest Accrued                                                         4,843         6,241
  Energy Marketing and Trading Contracts                                  33,094         5,089
  Other                                                                   12,020        13,612
           TOTAL CURRENT LIABILITIES                                     238,291       141,317

DEFERRED INCOME TAXES                                                    165,007       158,706

DEFERRED INVESTMENT TAX CREDITS                                           12,908        14,200

DEFERRED CREDITS                                                           9,543         1,307

COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)

                    TOTAL                                               $986,638      $921,847

KENTUCKY POWER COMPANY
STATEMENTS OF CASH FLOWS



                                                                   Year Ended December 31,
                                                               1999         1998         1997
                                                                       (in thousands)
OPERATING ACTIVITIES:
  Net Income                                                $ 25,430     $ 21,676     $ 20,746
  Adjustments for Noncash Items:
   Depreciation and Amortization                              29,228       28,092       26,486
   Deferred Income Taxes                                       2,596        3,607          741
   Deferred Investment Tax Credits                            (1,292)      (1,415)      (1,392)
  Changes in Certain Current Assets and Liabilities:
    Accounts Receivable (net)                                 (6,618)      (6,663)        (283)
    Fuel, Materials and Supplies                              (7,014)       3,199       (2,320)
    Accrued Utility Revenues                                    (177)        (579)      (4,806)
    Accounts Payable                                           4,935          157       (6,483)
  Payment of Disputed Tax and Interest Related to COLI          (567)      (5,376)        -
  Other (net)                                                    413       (1,538)       8,576
     Net Cash Flows From Operating Activities                 46,934       41,160       41,265

INVESTING ACTIVITIES:
  Construction Expenditures                                  (44,339)     (43,769)     (66,642)
  Proceeds from Sales of Property                                168         -            -
        Net Cash Flows Used For Investing Activities         (44,171)     (43,769)     (66,642)

FINANCING ACTIVITIES:
  Capital Contributions from Parent Company                   10,000       20,000       20,000
  Issuance of Long-term Debt                                  79,740       29,816       47,587
  Retirement of Long-term Debt                               (83,307)      (2,203)        -
  Change in Short-term Debt (net)                             19,315      (16,150)     (15,175)
  Dividends Paid                                             (29,772)     (28,300)     (26,760)
        Net Cash Flows From (Used For)
         Financing Activities                                 (4,024)       3,163       25,652

Net Increase (Decrease) in Cash and Cash Equivalents          (1,261)         554          275
Cash and Cash Equivalents January 1                            1,935        1,381        1,106
Cash and Cash Equivalents December 31                       $    674     $  1,935     $  1,381

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS


1.  SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Kentucky Power Company (the Company or KPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power serving 171,000 retail customers in eastern Kentucky and does business as American Electric Power (AEP). Under the terms of the AEP System Power Pool (AEP Power Pool) and the AEP System Transmission Equalization Agreement, the Company's generating and transmission facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system. The Company as a member of the AEP Power Pool shares in the revenues and costs of AEP Power Pool wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities.

Regulation

   As a subsidiary of AEP Co., Inc., the Company is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Kentucky Public Service Commission
(KPSC). The Federal Energy Regulatory Commission (FERC) regulates the Company's wholesale and transmission rates.

Basis of Accounting

   As a cost-based rate-regulated entity, the Company's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

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

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC for 1999, 1998 and 1997 were not significant.

Depreciation and Amortization

   Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of property and is calculated largely through the use of composite rates by functional class. The annual composite depreciation rates for 1999, 1998 and 1997 were as follows:

Functional Class                              Annual Composite
of Property                                   Depreciation Rates

Production                                          3.8%
Transmission                                        1.7%
Distribution                                        3.5%
General                                             2.5%

   Amounts for demolition and removal of plant are recovered through depreciation charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues and Fuel Cost

   Revenues include billed revenues as well as an accrual of electricity consumed but unbilled at month-end. Changes in retail fuel cost are deferred until reflected in revenues in later months through a fuel cost recovery mechanism. Wholesale fuel cost changes are expensed and billed as incurred.

Energy Marketing and Trading Transactions

   The AEP Power Pool implements and administers power marketing and trading transactions (trading activities) in which the Company shares. Trading activities involve the sale of electricity under physical forward contracts at fixed and variable prices and the trading of electricity contracts including exchange traded futures and options, over-the-counter options and swaps. The majority of these transactions represents physical forward electricity contracts in the AEP System's traditional marketing area and are typically settled by entering into offsetting contracts. The net revenues from these regulated transactions in AEP's traditional marketing area are included in operating revenues for ratemaking, accounting and financial and regulatory reporting purposes.

   In addition the AEP Power Pool enters into transactions for the purchase and sale of electricity options, futures and swaps, and for the forward purchase and sale of electricity outside of the AEP System's traditional marketing area. The Company's share of these non-regulated trading activities are included in nonoperating income.

   In the first quarter of 1999 the Company adopted the Financial Accounting Standards Board's Emerging Issues Task Force Consensus
(EITF) 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The EITF requires that all energy trading contracts be marked-to-market. The effect on the Statements of Income of marking open trading contracts to market is deferred as regulatory assets or liabilities for those open trading transactions within the AEP Power Pool's marketing area that are included in cost of service on a settlement basis for rate-making purposes. The Company's share of non-regulated open trading contracts are accounted for on a mark-to-market basis in non-operating income. Unrealized mark-to-market gains and losses from trading activities are reported as assets and liabilities, respectively. The adoption of the EITF did not have a material effect on results of operations, cash flows or financial condition.

   The Company enters into contracts to manage the exposure to unfavorable changes in the cost of debt to be issued. These anticipatory debt instruments are entered into in order to manage the change in interest rates between the time a debt offering is initiated and the issuance of the debt (usually a period of 60 days). Gains or losses are deferred and amortized over the life of the debt issuance with the amortization included in interest charges. There were no such forward contracts outstanding at December 31, 1999 or 1998.

   See Note 8 - Financial Instruments, Credit and Risk Management for further discussion.

Reclassification

   Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no impact on previously reported net income.

Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates (that is, deferred taxes are not included in the cost of service for determining regulated rates for electricity), deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

Investment Tax Credits

   Investment tax credits have been accounted for under the flow-through method except where regulatory commissions have reflected investment tax credits in the rate-making process on a deferral basis. Investment tax credits that have been deferred are being amortized over the life of regulated plant investment.

Debt

   Gains and losses from the reacquisition of debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

   Debt discount or premium and debt issuance expenses are deferred and amortized over the term of the related debt, with the amortization included in interest charges.

Other Property and Investments

   Other property and investments are stated at cost.

Comprehensive Income

   There were no material differences between net income and comprehensive income.


2. EFFECTS OF REGULATION:

   In accordance with SFAS 71 the financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues from cost-based rates in the same accounting period. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS 71 requires that the Company's regulated rates be cost-based and the recovery of regulatory assets must be probable. Management has reviewed all the evidence currently available and concluded that the Company continues to meet the requirements to apply SFAS 71. In the event a portion of the Company's business no longer met those requirements, net regulatory assets would have to be written off for that portion of the business and assets attributable to that portion of the business would have to be tested for possible impairment and, if required, an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded cost.

   Recognized regulatory assets and liabilities are comprised of the following:
                                             December 31,
                                           1999       1998
                                           (in thousands)
Regulatory Assets:
  Amounts Due From Customers for
   Future Income Taxes                   $88,764    $85,058
  Other                                    7,532      7,389

  Total Regulatory Assets                $96,296    $92,447

Regulatory Liabilities -
  Deferred Investment Tax Credits        $12,908    $14,200

3. RATE MATTERS:

Transmission

   The Federal Energy Regulatory Commission (FERC) issued orders
888 and 889 in April 1996 which required each public utility that owns or controls interstate transmission facilities to file an open access network and point-to-point transmission tariff that offers services comparable to the utility's own uses of its transmission system. The orders also require utilities to functionally unbundle their services, by requiring them to use their own transmission service tariffs in making off-system and third-party sales. As part of the orders, the FERC issued a pro-forma tariff which reflects the Commission's views on the minimum non-price terms and conditions for non-discriminatory transmission service. The FERC orders also allow a utility to seek recovery of certain prudently-incurred stranded costs that result from unbundled transmission service.

   In July 1996, the AEP System companies filed an Open Access Transmission Tariff conforming with the FERC's pro-forma transmission tariff, subject to the resolution of certain pricing issues. The 1996 tariff incorporated transmission rates which were the result of a settlement of a pending rate case, but which were being collected subject to refund from certain customers who opposed the settlement and continued to litigate the reasonableness of AEP's transmission rates. On July 30, 1999, the FERC issued an order in the litigated rate case which would reduce AEP's rates for the affected customers below the settlement rate. AEP and certain of the affected customers have sought rehearing of the Commission's Order. The Company made a provision in September 1999 for its share of the refund including interest.

   On December 10, 1999, the AEP System filed a settlement agreement with the FERC resolving the issues on rehearing of the July 30, 1999 order. Under terms of the settlement, the AEP System will make refunds retroactive to September 7, 1993 to certain customers affected by the July 30, 1999 FERC order. The refunds will be made in two payments. The first payment was made February 2, 2000 pursuant to a FERC order granting AEP's request to make interim refunds. The remainder will be paid after the FERC issues a final order and approves a compliance filing that the AEP System will make pursuant to the final order. In addition, a new rate was made effective January 1, 2000, subject to FERC approval, for all transmission service customers and a future rate was established to take effect upon the consummation of the AEP and Central and South West Corporation merger unless a superseding rate is made effective prior to the merger.

Retail

   In December 1997, AEP Co., Inc. and Central and South West Corporation announced their plan to merge. In compliance with a request from the staff of the KPSC, AEP Co., Inc. filed in April 1999 an application seeking KPSC approval for the indirect change in control of KPCo that will occur as a result of the proposed merger. Although AEP Co., Inc. did not believe that the KPSC has the jurisdictional authority to approve the merger, AEP Co., Inc. reached a merger settlement agreement on May 24, 1999 with key parties in Kentucky which the KPSC approved on June 14, 1999.
Under the terms of the Kentucky settlement, AEP Co., Inc. has agreed to share net merger savings with Kentucky customers for eight years; establish performance standards that will maintain or improve customer service and system reliability; and to establish rules to protect consumers and promote fair competition. The Kentucky customers' share of the net merger savings are expected to be approximately $28 million over eight years. The key parties to the Kentucky settlement agreed not to oppose the merger in the FERC or the SEC proceedings.


4. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made to support the Company's utility operations and are estimated to be $103 million for 2000-2002.

   Long-term fuel supply contracts generally contain clauses that provide for periodic price adjustments. The contracts are for various terms, the longest of which extends to the year 2004 and contain various clauses that would release the Company from its obligation under certain force majeure conditions. A KPSC fuel adjustment mechanism generally provides for recovery of changes in the cost of fuel.

   A constructive marketing program discontinued in 1997 enabled residential customers to borrow from area banks to purchase energy efficient electrical equipment, such as heat pumps. KPCo guarantees the loan principal plus interest. The guaranteed amounts totaled $5 million at December 31, 1999.

Federal EPA Complaint and Notice of Violation

   Under the Clean Air Act, if a plant undertakes a major modification that directly results in an emissions increase, permitting requirements might be triggered and the plant may be required to install additional pollution control technology. This requirement does not apply to activities such as routine maintenance, replacement of degraded equipment or failed components, or other repairs needed for the reliable, safe and efficient operation of the plant.

   On November 3, 1999 the Department of Justice, at the request of the U.S. Environmental Protection Agency (Federal EPA), filed a complaint in the U.S. District Court for the Southern District of Ohio that alleges certain AEP System companies made modifications to generating units at certain of their coal-fired generating plants over the course of the past 25 years that extend unit operating lives or increase unit generating capacity without a preconstruction permit in violation of the Clean Air Act. Federal EPA also issued Notices of Violation to certain AEP companies alleging similar violations at certain AEP plants. A number of unaffiliated utilities also received Notices of Violation, complaints or administrative orders.

   The states of New Jersey, New York and Connecticut were subsequently granted leave to intervene in the Federal EPA's action against AEP System companies under the Clean Air Act. On November 18, 1999 a number of environmental groups filed a lawsuit against power plants owned by AEP System companies alleging similar violations to those in the Federal EPA complaint and Notices of Violation. This action has been consolidated with the Federal EPA action.

   The Clean Air Act authorizes civil penalties of up to $27,500 per day per violation at each generating unit ($25,000 per day prior to January 30, 1997). Civil penalties, if ultimately imposed by the court, and the cost of any required new pollution control equipment, if the court accepts Federal EPA's contentions, could be substantial.

   Management believes its maintenance, repair and replacement activities were in conformity with the Clean Air Act and intends to vigorously pursue its defense of this matter.

   In the event the AEP System does not prevail, any capital and operating costs of additional pollution control equipment that may be required as well as any penalties imposed would adversely affect future results of operations, cash flows and possibly financial condition unless such costs can be recovered through regulated rates and, as generation is deregulated, future market prices for energy.

Litigation

   The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance
(COLI) program should not be allowed. As a result of a suit filed in U.S. District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1992-1996. A disallowance of the COLI interest deductions through December 31, 1999 would reduce earnings by approximately $8 million (including interest).

   The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1992-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the Balance Sheets in other property and investments pending the resolution of this matter. The Company is seeking refunds of all amounts paid plus interest.

   In order to resolve this issue, AEP Co., Inc. filed suit against the United States in the U.S. District Court for the Southern District of Ohio in March 1998. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwithstanding the Tax Court's decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, it will have a material adverse impact on results of operations and cash flows.

   The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.


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

   Demand charges payable even if the power is not taken and energy purchases under the Unit Power Purchase Agreement were included in purchased power expense as follows:

                             Year Ended December 31,
                            1999       1998       1997
                                  (in thousands)

Demand Charge             $37,008    $38,108    $39,993
Energy Charge              27,490     29,183     28,393
     Total                $64,498    $67,291    $68,386

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

   Operating revenues include $43.2 million in 1999, $43.5 million in 1998 and $41.0 million in 1997 for energy supplied to the Power Pool.

   Since the allocation of the AEP System's capacity to the Company, which is based on the ratio of its peak demand to the total peak demand of all AEP Power Pool members, exceeds its generating capacity, the Company incurs charges for capacity reservation. Such capacity charges are for the right to receive power from the AEP Power Pool even if the power is not taken. The charges for capacity and for energy received from the AEP Power Pool are included in purchased power expense as follows:

                             Year Ended December 31,
                            1999       1998       1997
                                  (in thousands)

Capacity Charge            $ 8,763    $1,169    $ 7,196
Energy Charge               10,739     8,504     13,855
     Total                 $19,502    $9,673    $21,051

   The AEP Power Pool allocates operating revenues, purchased power expense and nonoperating income to the Company. Power marketing and trading operations, which are described in Note 1, are conducted by the AEP Power Pool and shared with the Company. Net trading transactions are included in operating revenues if the trading transactions are within the AEP Power Pool's traditional marketing area and are recorded in nonoperating income if the net trading transactions are outside of the AEP Power Pool's traditional marketing area. The total amounts allocated by the AEP Power Pool which includes amounts for power marketing and trading transactions, are as follows:

                             Year Ended December 31,
                            1999       1998       1997
                                  (in thousands)

Operating Revenues        $27,938    $29,237    $26,965
Purchased Power Expense    23,763     23,656      5,596
Nonoperating Income (Loss)    650     (2,419)       (22)

   The Company participates in the AEP Transmission Equalization Agreement along with other AEP System electric operating utility companies. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership of those facilities in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, since the Company's relative investment in transmission facilities is greater than its relative peak demand, other operation expense includes equalization credits of $4.3 million, $6.0 million and $2.7 million in 1999, 1998 and 1997, respectively.

   American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including the Company. The costs of the services are billed by AEPSC to its affiliated companies on a direct-charge basis whenever possible, and on reasonable bases of proration for shared services. The billings for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are expensed or capitalized depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


6. SUBSEQUENT EVENT - NOx REDUCTIONS (March 3, 2000):

   On March 3, 2000, the U.S. Court of Appeals for the District of Columbia Circuit (Appeals Court) issued a decision generally upholding Federal EPA's final rule (the NOx rule) that requires substantial reductions in nitrogen oxide (NOx) emissions in 22 eastern states, including the states in which the Company and its AEP System affiliates' generating plants are located. A number of utilities, including the Company and its AEP System affiliates, had filed petitions seeking a review of the final rule in the Appeals Court. On May 25, 1999, the Appeals Court had indefinitely stayed the requirement that states develop revised air quality programs to impose the NOx reductions but did not, however, stay the final compliance date of May 1, 2003.

   On April 30, 1999, Federal EPA took final action with respect to petitions filed by eight northeastern states pursuant to Section 126 of the Clean Air Act. Federal EPA approved portions of the states' petitions that would impose NOx reduction requirements on AEP System generating units which are approximately equivalent to the reductions contemplated by the NOx Rule. The AEP System companies with generating plants, as well as other utility companies, filed a petition in the Appeals Court seeking review of Federal EPA's approval of portions of the northeastern states' petitions. In 1999, three additional northeastern states and the District of Columbia filed Section 126 petitions with Federal EPA similar to those originally filed by the eight northeastern states. Since the petitions relied in part on compliance with an 8-hour ozone standard remanded by the Appeals Court in May 1999, Federal EPA indicated its intent to decouple compliance with the 8-hour standard and issue a revised rule.

   On December 17, 1999, Federal EPA issued a revised Section 126 Rule not based on the 8-hour standard and ordered 392 industrial facilities, including certain coal-fired generating plants owned by the Company and its AEP System affiliates, to reduce their NOx emissions by May 1, 2003. This rule approves portions of the petitions filed by four northeastern states which contend that their failure to meet Federal EPA smog standards is due to emissions from upwind states' industrial and coal-fired generating facilities.

   Preliminary estimates indicate that compliance with the NOx rule upheld by the Appeals Court could result in required capital expenditures of approximately $106 million for the Company. Since compliance costs cannot be estimated with certainty the actual costs incurred to comply could be significantly different from this preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless such costs are recovered from customers through regulated rates, transition charges and/or reflected in the future market price of electricity, they will have an adverse effect on future results of operations, cash flows and possibly financial condition.


7. SEGMENT INFORMATION:

   Effective December 31, 1998, the Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." The Company has one reportable segment, a regulated vertically integrated electricity generation and energy delivery business. The Company's operations are managed on an integrated basis because of the substantial impact of bundled cost-based rates and regulatory oversight on business processes, cost structures and operating results. Included in the regulated electric utility segment is the power marketing and trading activities that are discussed in Note 1. For the years ended December 31, 1999, 1998 and 1997, all of the Company's revenues are derived from the generation, sale and delivery of electricity in the United States.


8. FINANCIAL INSTRUMENTS, CREDIT AND RISK MANAGEMENT:

   The Company is subject to market risk as a result of changes in electricity commodity prices and interest rates. The Company through its membership in the AEP Power Pool participates in a power marketing and trading operation that manages the exposure to electricity commodity price movements using physical forward purchase and sale contracts at fixed and variable prices, and financial derivative instruments including exchange traded futures and options, over-the-counter options, swaps and other financial derivative contracts at both fixed and variable prices. Physical forward electricity contracts within the AEP System's traditional marketing area are recorded on a net basis as operating revenues in the month when the physical contract settles. The Company's share of the net gains from these regulated transactions for the year ended December 31, 1999 and 1998 was $2 million and $7 million, respectively. These activities were not material in 1997.

   Non-regulated physical forward electricity contracts outside AEP's traditional marketing area and all financial electricity trading transactions where the underlying physical commodity is outside AEP's traditional marketing area are recorded in nonoperating income. Non-regulated open trading contracts are accounted for on a mark-to-market basis in nonoperating income.
The Company's share of the net gains (losses) from these non-regulated trading transactions for the years ended December 31, 1999 and 1998 was $1 million and $(2) million, respectively.

   In the first quarter of 1999 the Company adopted EITF 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The EITF requires that all energy trading contracts be marked-to-market. The effect on the Statements of Income of marking open regulated trading contracts to market is deferred as regulatory assets or liabilities for those open trading transactions within the AEP Power Pool's marketing area that are included in the cost of service on a settlement basis for rate-making purposes. The unrealized mark-to-market gains and losses from trading of financial instruments including forward purchase contracts are reported as assets and liabilities, respectively.
These activities were not material in prior periods.

   The Company is exposed to risk from changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has fixed interest rates with terms from one day to 26 years and an average duration of three years at December 31, 1999. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period.

Market Valuation

   The book value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments.

   The book value amounts and fair values of the Company's significant financial instruments at December 31, 1999 and 1998 are summarized in the following tables. The fair values of long-term debt are based on quoted market prices for the same or similar issues and the current interest rates offered for instruments of the same remaining maturities. The fair value of those financial instruments that are marked-to-market are based on management's best estimates using over-the-counter quotations, exchange prices, volatility factors and valuation methodology. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                       Book Value  Fair Value
                           (in thousands)
Non-Derivatives

Long-term Debt
  1999                  $365,782     $359,100

  1998                  $368,838     $387,500

Derivatives
                                 1999                          1998
                     Notional  Fair    Average     Notional  Fair    Average
                      Amount   Value  Fair Value    Amount   Value  Fair Value
                                      (Dollars in thousands)
Trading Assets
                       GWH                           GWH
Electric
  NYMEX Futures
   and Options           15   $   114   $    49      -      $ -       $ -
  Physicals           4,707    39,074    35,477     3,717    2,900     2,600
  Options               420     2,773     4,353       246    2,100     5,000
  Swaps                  12        26        21        18      200       100

Trading Liabilities
                       GWH                           GWH
Electric
  NYMEX Futures
   and Options         -     $   -     $   -           45  $  (400)  $  (100)
  Physicals           5,063   (36,422)  (34,180)    3,662   (3,100)   (2,900)
  Options               603    (2,900)   (3,949)      186   (1,900)   (5,600)
  Swaps                  12       (24)      (20)       31     (500)     (100)

Credit and Risk Management

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

9. STAFF REDUCTIONS:

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

   Severance accruals totaling $1.9 million were recorded by the Company in December 1998 for reductions in power generation and energy delivery staffs and were charged to other operation expense in the Statements of Income. In the first quarter of 1999 the power generation and energy delivery staff reductions were made. The amount of severance benefits paid was not significantly different from the amount accrued.


10. BENEFIT PLANS:

   The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees. Net pension costs (credits) for the years ended December 31, 1999, 1998 and 1997 were $(393,000), $322,000 and $424,000, respectively.

   Postretirement benefits other than pensions are provided for retired employees for medical and death benefits under an AEP
System plan. The annual accrued costs were $2.7 million in 1999, $2.1 million in 1998 and $2.1 million in 1997.

   A defined contribution employee savings plan required that the Company make contributions to the plan totaling $561,000 in 1999, $714,000 in 1998 and $714,000 in 1997.

11. FEDERAL INCOME TAXES:
    The details of federal income taxes as reported are as
follows:
                                                 Year Ended December 31,
                                             1999         1998        1997
                                                     (in thousands)
Charged (Credited) to Operating
  Expenses (net):
    Current                                $12,134      $ 8,387     $10,425
    Deferred                                 2,239        3,967         660
    Deferred Investment Tax Credits         (1,193)      (1,202)     (1,219)
      Total                                 13,180       11,152       9,866
Charged (Credited) to Nonoperating
  Income (net):
    Current                                   (445)        (794)       (359)
    Deferred                                   357         (360)         81
    Deferred Investment Tax Credits            (99)        (213)       (173)
      Total                                   (187)      (1,367)       (451)
Total Federal Income Taxes as Reported     $12,993      $ 9,785     $ 9,415

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                 Year Ended December 31,
                                             1999         1998        1997
                                                     (in thousands)
Net Income                                 $25,430      $21,676     $20,746
Federal Income Taxes                        12,993        9,785       9,415
Pre-tax Book Income                        $38,423      $31,461     $30,161
Federal Income Taxes on Pre-tax Book
  Income at Statutory Rate (35%)           $13,448      $11,011     $10,556
Increase (Decrease) in Federal Income
  Taxes Resulting From the Following Items:
    Depreciation                             1,843        1,633       1,850
    Removal Costs                             (420)        (840)       (840)
    Investment Tax Credits (net)            (1,292)      (1,415)     (1,392)
    Other                                     (586)        (604)       (759)

Total Federal Income Taxes as Reported     $12,993      $ 9,785     $ 9,415

Effective Federal Income Tax Rate            33.8%        31.1%       31.2%

   The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to it:
                                         December 31,
                                      1999         1998
                                       (in thousands)

Deferred Tax Assets                 $  32,186   $  31,453
Deferred Tax Liabilities             (197,193)   (190,159)
  Net Deferred Tax Liabilities      $(165,007)  $(158,706)

Property Related Temporary
  Differences                       $(114,903)  $(112,246)
Amounts Due From Customers For
  Future Federal Income Taxes         (19,616)    (18,759)
Deferred State Income Taxes           (32,715)    (31,460)
Other (net)                             2,227       3,759
  Net Deferred Tax Liabilities      $(165,007)  $(158,706)

   KPCo joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc. is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading "Litigation" in Note 4, management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

12. COMMON SHAREHOLDER'S EQUITY:

   The Company received from AEP Co., Inc. cash capital contributions of $10 million in 1999, $20 million in 1998 and $20 million in 1997 which were credited to paid-in capital. There were no other transactions affecting common stock and paid-in capital accounts in 1999, 1998 and 1997.


13. LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:

                                           December 31,
                                         1999        1998
                                          (in thousands)

First Mortgage Bonds                   $119,270    $177,313
Senior Unsecured Notes                  157,502      77,553
Notes Payable                            50,000      75,000
Junior Debentures                        39,010      38,972
                                        365,782     368,838
Less Portion Due Within One Year        105,000      60,000
    Total                              $260,782    $308,838

First Mortgage Bonds outstanding were as follows:

                                            December 31,
                                         1999        1998
                                           (in thousands)
% Rate Due
7.20   1999 - December 1               $   -       $ 35,000
8.95   2001 - May 10                     20,000      20,000
8.90   2001 - May 21                     40,000      40,000
6.65   2003 - May 1                      15,000      15,000
6.70   2003 - June 1                     15,000      15,000
6.70   2003 - June 1                     15,000      15,000
7.90   2023 - June 1                       -         12,797
7.90   2023 - June 1                     14,500      25,000
Unamortized Discount                       (230)       (484)
    Total                              $119,270    $177,313

   Certain first mortgage bond indentures contain maintenance and replacement provisions requiring the deposit of cash or bonds with a trustee or, in lieu thereof, certification of unfunded property additions.

Senior Unsecured Notes are composed of the following:

                                            December 31,
                                         1999        1998
                                          (in thousands)
% Rate Due
Variable (a) 2000 - November 2         $ 80,000    $  -
6.91     2007 - October 1                48,000     48,000
6.45     2008 - November 10              30,000     30,000
Unamortized Discount                       (498)      (447)
  Total                                $157,502    $77,553

(a) Rate adjusted monthly based on specified short-term interest rates. Rate was 7.23% at December 31, 1999.

Notes Payable to Banks are composed of the following:

                                            December 31,
                                         1999        1998
                                          (in thousands)
 % Rate Due
6.42   1999 - April 1                  $  -        $25,000
6.57   2000 - April 1                   25,000      25,000
7.445  2002 - September 20              25,000      25,000
  Total                                $50,000     $75,000

Junior debentures are composed of the following:

                                            December 31,
                                         1999        1998
                                          (in thousands)
% Rate Due
8.72   2025 - June 30                  $40,000     $40,000
Unamortized Discount                      (990)     (1,028)
  Total                                $39,010     $38,972

   Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

   At December 31, 1999, annual long-term debt payments are as follows:
                                      Amount
                                  (in thousands)

    2000                             $105,000
    2001                               60,000
    2002                               25,000
    2003                               45,000
    2004                                 -
    Later Years                       132,500
      Total Principal Amount          367,500
    Unamortized Discount               (1,718)
        Total                        $365,782

   Short-term debt borrowings are limited by provisions of the 1935 Act to $150 million. Lines of credit are shared with AEP System companies and at December 31, 1999 and 1998 were available in the amounts of $1,056 million and $763 million, respectively. The short-term lines of credit require the payment of facility fees and do not require compensating balances.

   Outstanding short-term debt consisted of:
                                              Year-end
                              Balance         Weighted
                            Outstanding       Average
                          (in thousands)   Interest Rate

December 31, 1999:
  Commercial Paper           $39,665           6.2%

December 31, 1998:
  Notes Payable              $ 4,850           6.4%
  Commercial Paper            15,500           6.0%
    Total                    $20,350           6.1%


14. LEASES:

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

   Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                                     Year Ended December 31,
                                  1999        1998        1997
                                         (in thousands)

Lease Payments on
  Operating Leases               $  199      $  931      $  369
Amortization of Capital Leases    4,299       4,265       3,541
Interest on Capital Leases        1,162       1,173       1,548
  Total Lease Rental Costs       $5,660      $6,369      $5,458

   Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:

                                                  December 31,
                                               1999        1998
                                                (in thousands)
Electric Utility Plant Under Capital Leases:
 Production Plant                             $ 2,022     $ 2,022
 General Plant                                 24,225      26,741
    Total Electric Utility Plant
      Under Capital Leases                     26,247      28,763
 Accumulated Amortization                      11,106       9,786
    Net Electric Utility Plant
      Under Capital Leases                    $15,141     $18,977

Capital Lease Obligations:*
  Noncurrent Liability                        $11,830     $14,957
  Liability Due Within One Year                 3,311       4,020
    Total Capital Lease Obligations           $15,141     $18,977

*Represents the present value of future minimum lease payments.

   Capital lease obligations are included in other noncurrent and other current liabilities on the Balance Sheets. Properties under operating leases and related obligations are not included in the Balance Sheets.

Future minimum lease payments consisted of the following at
December 31, 1999:
                                                   Non-cancelable
                                       Capital     Operating
                                       Leases      Leases
                                         (in thousands)

2000                                   $ 4,198        $104
2001                                     3,521          29
2002                                     3,087          26
2003                                     2,267          23
2004                                     1,635          22
Later Years                              3,446         252
Total Future Minimum Lease Payments     18,154        $456
Less Estimated Interest Element          3,013
Estimated Present Value of
      Future Minimum Lease Payments    $15,141


15. SUPPLEMENTARY INFORMATION:

                                 Year Ended December 31,
                                 1999       1998     1997
                                      (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)       $29,845    $27,857  $24,490
  Income Taxes                  12,050      8,607   11,359
Noncash Acquisitions under
    Capital Leases               2,219      4,890    8,653


16. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods      Operating      Operating      Net
     Ended              Revenues       Income      Income
                                    (in thousands)
1999
 March 31               $ 90,741      $15,360      $8,209
 June 30                  86,231       10,233       2,995
 September 30             94,939       14,244       7,197
 December 31             102,071       14,838       7,029

1998
 March 31               $ 87,345      $12,091      $5,017
 June 30                  84,021        9,631       2,413
 September 30            104,922       16,551       8,442
 December 31              86,711       13,620       5,804